As filed with the Securities and Exchange Commission on March 19, 2026

Registration No. 333-291803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
____________________

Papa Medical Inc.
(Exact name of Registrant as specified in its charter)

____________________

Delaware	2111	99-0986423
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

202 North California Ave
City of Industry, CA 91744
(626) 855-0800
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

____________________

Hua Yao, Chief Financial Officer
Papa Medical Inc.
202 North California Ave
City of Industry, CA 91744
(657) 221-8185
(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

copies to:

Henry Yin, Esq. Benjamin Yao, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR (852) 3923-1111	F. Holt Goddard, Esq. James A. Prestiano, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4050	Michael Blankenship Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, Texas 77002 (713) 651-2600

____________________

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy the securities in any jurisdiction where such offer or sale is not permitted.

Preliminary Prospectus (Subject to Completion)

Dated March 19, 2026

3,750,000 Shares of Class A Common Stock

Papa Medical Inc.

This is the initial public offering of 3,750,000 shares of Class A common stock on a firm commitment basis. The estimated initial public offering price is expected to be US$4.00 per share. Currently, no public market exists for our Class A common stock. We intend to apply to have our Class A common stock listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “PAPA.” The offering is contingent upon final approval of our Nasdaq listing, and we will not complete the offering if our Class A common stock is not listed on Nasdaq.

We have granted the underwriters the option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 562,500 shares of Class A common stock from us at the initial public offering price less the underwriting discount and commissions to cover over-allotments.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as defined under the applicable U.S. federal securities laws and, as such, we are eligible for reduced public company reporting requirements. We will be deemed to be a “controlled company” under the Nasdaq listing rules because Mr. Jian Hua, our chief executive officer and director, holds 96.57% of our outstanding voting power, and is expected to hold more than 50% of our outstanding voting power upon completion of this offering. As a controlled company, we are not required to comply with certain of Nasdaq’s corporate governance requirements.

See “Risk Factors” beginning on page 10 for factors you should consider before investing in our Class A common stock.

PRICE US$4.00 PER SHARE
	Initial Public Offering Price		Underwriting Discounts and Commissions(1)		Proceeds, before Expenses, to us
Per Share	US$	4.00	US$	0.28	US$	3.72
Total	US$	15,000,000	US$	1,050,000	US$	13,950,000
Total With Exercise of Over-Allotment Option	US$	17,250,000	US$	1,207,500	US$	16,042,500

____________

(1)      The underwriting discount shall be 7%. The underwriters shall also be entitled to a non-accountable expense allowance equal to 1% of the gross proceeds of this offering received by the Company. For a description of compensation payable to the underwriters, see “Underwriting.”

The underwriters have an option to purchase up to 562,500 additional Class A common stock from us at the initial public offering price, less the underwriting discounts and commissions, within 45 days from the date of this prospectus, to cover any over-allotment. The underwriters expect to deliver the Class A common stock against payment in U.S. dollars in New York, NY to purchasers on or about [          ], 2026.

Prospectus dated [    ], 2026

This prospectus contains certain estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the Class A common stock offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

i

Neither we nor the underwriters have taken any action that would permit a public offering of the Class A common stock outside the United States or permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A common stock and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Until [          ], 2026 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

Prospectus Summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the Class A common stock discussed under “Risk Factors,” “Business,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy the Class A common stock. This prospectus contains information from a report that was commissioned by us and prepared by Frost & Sullivan Limited, an independent market research firm, to provide information regarding our industry and our market position. We refer to this report as the “F&S Report.”

Overview

We are a pioneering provider of end-to-end innovative Hemp dosing solutions in the US that possesses the medical atomization and nebulizing background and sells nebulizers. We engage in the key activities in the Hemp cannabinoid E-vapors industry, including the research and development, formulation design, e-liquid production, e-liquid filling and e-liquid co-packing services. We believe our full-cycle operations and leading market position will position us to further capitalize on the growth potential of the Hemp cannabinoid E-vapors market in the United States.

By leveraging our in-house innovative technology, strong manufacturing capabilities and deep-insight into end-users’ needs, we develop superior e-vapor products. We provide comprehensive innovative Hemp dosing solutions to companies in the Hemp and tobacco industries. Deeply involved in key activities including the formulation designing, the manufacturing and the final brand operating process at the same time, we are able to optimize production process based on designing, or can adjust the designing and manufacturing according to the market’s requirements in a timely manner. This synergy enables us to improve the efficiency of both formulation designing and production process and cover the limits of each other. In addition, our leading atomization technology, AiMesh® technology, significantly facilitates precise metering control, and our high-end aroma molecule blending technology, feelmixX® technology, perfectly combines traditional CBD oil with modern E-vapor oil, position us to provide broader applications across different sectors. Our Hemp cannabinoid E-vapors are marketed under the Cannapresso brand name, primarily on an Original Design Manufacturer (“ODM”) basis to other Hemp vapor companies. ODM generally involves the design and customization of the core products to meet a brand’s unique image and needs, and our products are sold by our customers under their own brand names although they may also include our brand name on the products.

Our Hemp cannabinoid E-vapors primarily use the following core technologies:

•        AiMesh® technology.    AiMesh® technology is an innovative atomization technology which adjusts the temperature and wattage of the heating coil used in a vape device by using AI algorithms to analyze puff data, which in turn optimizes vaporization for consistent dosing and precise metering control. Natural Hemp is rich in flavoring substances such as terpenes, which give Hemp its rich flavor and further enhance its effects on the body due to the entourage effect. These substances are very sensitive to temperature. A high temperature can destroy their molecular structure and a low temperature can result in an insufficient amount of atomization, making the substances lose their flavor and potency. Our AiMesh® technology solves this issue by maintaining atomization temperature balance. This allows users to have a smoother and more enjoyable customized e-cigarette experience, but also ensures that users are able to adhere to specific dosages for various therapeutic needs and preferences. It is well known that different doses of Hemp ingestion produce different effects, and in order to more accurately achieve the pre-determined therapeutic effects, precise dosage control is required, for which our AiMesh® technology is designed.

•        feelmixX® technology.    feelmixX® technology is an aroma molecule blending technology that combines traditional CBD oil with modern E-vapor oil, providing a vaping experience with multiple effects and pleasant aroma and taste. This hybrid oil retains the efficacy, taste and aroma characteristics of CBD oil, combined with the physiological satisfaction and a rich variety of flavors offered by E-vapor oil. We select fruity and beverage aroma ingredients, blend them to create specific aromas and tastes that include a different top note, middle note and base note, providing users with a joyful vaping experience. During the R&D of our products, we conduct sensory evaluation and make necessary adjustments through precise calculation and multiple vaping tests until the ideal formula is determined, ensuring a harmonious combination of aromas at all levels to form a unified efficacy, aroma and taste experience. We also conduct chemical stability and safety tests to ensure the stability of active ingredients under different storage conditions to prevent decomposition or deterioration, and that all ingredients are safe and comply with relevant regulations and standards. We may adjust the aroma, taste and efficacy of our products from time to time to meet consumer preferences and the needs of our target markets. We believe the application of our feelmixX® technology effectively improves users’ vaping experience and at the same time creates new possibilities for the innovation and development of Hemp dosing products.

We are one of the few end-to-end innovative Hemp dosing solution providers in the US that engage in the revolutionization of healthier nicotine ingestion experience with No Heat No Burn (NHNB™), according to the Frost & Sullivan Report. The operating principle of NHNB™ vaping technology can be recognized as utilizing methods such as ultrasonic waves to vaporize the medium within the E-vapor without generating heat or steam. By eliminating the heating process, tobacco or Hemp is vaporized avoiding the release of harmful compounds associated with heavy metals and other carcinogens. Instead, more desirable compounds are released, which could mitigate health risks for end-users and offering an extensive array of terpene-enriched products with varying dosages.

We primarily generated revenues from sales of Hemp cannabinoid E-vapors and consuming E-vapors, which collectively accounted for 85.5% and 89.3% of the total revenues for the years ended December 31, 2025 and 2024, respectively; The following table sets forth our total revenue and percentage for Hemp cannabinoid E-vapors, consuming E-vapors and other revenues by region for the years ended December 31, 2025 and 2024, respectively.

	Years Ended December 31,
	2025		2024
	Revenues	%	Revenues	%
	($ in thousands, except for percentages)
North America	46,514	92.5	33,614	89.1
Europe	3,497	7.0	3,340	8.9
UAE	79	0.1	416	1.1
Others	183	0.4	349	0.9
Total	50,273	100.0	37,719	100.0

Our Strategies

We plan to pursue the following growth strategies to expand our business:

•        Global expansion:    We intend to enter into new regional medical markets to drive new growth for the Company while preserving our market share in existing markets;

•        R&D innovation:    We remain committed to research, development, and innovation to support development of new products, such as home-use nebulizers, and pulmonary function testing devices for hospital and clinical use;

•        Diversification:    We plan to explore medical products sector, including Class II medical devices for hospital and home use, as well as medical consumables, aiming to create new growth drivers while maintaining growth momentum of our existing products;

•        Scale up production:    We seek to enhance and expand our medical product lines through the establishment and development of medical product offerings at our wholly-owned subsidiary, AirICU INC., thereby enriching our product portfolio and increasing market opportunities; and

•        Build up industry leadership:    We seek to position ourselves as a leading provider of the “third way of dosing” and integrated commercial hemp vaporization solutions in the United States.

Recent Regulatory Development

The Continuing Appropriations, Agriculture, Legislative Branch, Military Construction and Veterans Affairs, and Extensions Act, 2026, H.R.5371 (hereinafter referred to as the “2026 Federal Appropriations Bill”) was signed into law on November 12, 2025 and will become effective on November 12, 2026. The 2026 Federal Appropriation Bill, among other things, revises the legal definition of Hemp, as follows:

(iv)   any final hemp-derived cannabinoid products containing —

(I)     cannabinoids that are not capable of being naturally produced by a Cannabis sativa L. plant;

(II)    cannabinoids that —

(aa)   are capable of being naturally produced by a Cannabis sativa L. plant; and

(bb)  were synthesized or manufactured outside the plant; or

(III)  greater than 0.4 milligrams combined total per container of —

(aa)   total tetrahydrocannabinols (including tetrahydrocannabinolic acid); and

(bb)  any other cannabinoids that have similar effects (or are marketed to have similar effects) on humans or animals as a tetrahydrocannabinol (as determined by the Secretary of Health and Human Services).

Based on the revised definition of Hemp under the 2026 Federal Appropriations Bill, pursuant to Section (iv)(II) above, the legal definition of Hemp now excludes, and therefore reclassifies as Schedule 1 marijuana, Delta-8 THC products, which will prohibit the sale of these products.

Any and all Company products that no longer satisfy the legal definition of Hemp as of November 12, 2026 (the “Future Excluded Products”) will be destroyed prior to November 12, 2026 to ensure compliance with applicable law.

We are currently offering Future Excluded Products to our customers, which is and will be legally permissible under the 2026 Federal Appropriations Bill until November 12, 2026. Upon its effectiveness on November 12, 2026, the 2026 Federal Appropriations Bill will prohibit our sale of Future Excluded Products and thereby eliminate or materially limit a significant portion of our current business. Revenues from our sale of Future Excluded Products accounted for 33.3% and 35.0% of our revenues from the sale of Hemp for the years ended December 31, 2024 and 2025, respectively, and 27.7% and 29.2% of our total revenues for the years ended December 31, 2024 and 2025, respectively. As a result, such regulatory change will have a material adverse effect on our revenues, business, results of operations and financial conditions in the future after November 12, 2026. We are still evaluating impacts resulting from the regulatory change and our development strategies during grace period contained under the 2026 Federal Appropriations Bill. We plan to continue offering and selling Future Excluded Products prior to November 12, 2026. After the new law’s effectiveness on November 12, 2026, we plan to continue offering and selling Hemp products that are not Future Excluded Products. Any remaining Future Excluded Products will be destroyed in advance of November 12, 2026. In addition, we plan to implement our strategies of global expansion into new regional markets and diversification by exploring medical products section, in order to mitigate material adverse effect on our business resulting from the regulatory change. See “Risk Factors — Risks Related to Our Business and Industry — Enaction of certain provisions under the 2026 Federal Appropriations Bill, signed into law on November 12, 2025 and to become effective on November 12, 2026, will materially and adversely affect our business operations.”

Summary of Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under the “Risk Factors” section and the other information contained in this prospectus, before you decide whether to purchase the Class A common stock.

We face risks and uncertainties in realizing business objectives and executing strategies, including:

•        Enaction of certain provisions under the 2026 Federal Appropriations Bill, signed into law on November 12, 2025, and which becomes effective on November 12, 2026, will materially and adversely affect our business operations;

•        State-level regulation of hemp products is rapidly developing and changes to enforcement priorities at the state-level could negatively impact our business;

•        Existing laws, regulations and policies and the issuance of new or more stringent laws, regulations, policies and any other restrictions or limitations in relation to the E-vapors and/or Hemp cannabinoid vapor industry can materially and adversely affect our business operations;

•        Changes in enforcement priorities at the state level with respect to certain Hemp cannabinoids could materially and adversely affect our business operations;

•        Hemp cannabinoid E-vapors are subject to regulations and restrictions in the United States, including varying and rapidly changing regulations across the fifty states, and are prohibited in many other countries;

•        The FDA could change its enforcement priorities with respect to cannabis and hemp-derived products;

•        Changes in Hemp cannabinoid E-vapor enforcement priorities federally and/or in various states could materially and adversely affect our business operations;

•        Our products could be subject to products liability legal claims as a result of adverse events;

•        While we believe that our business and sales do not violate the Federal Paraphernalia Law, legal proceedings alleging violations of such law or changes in such law or interpretations thereof could adversely affect our business, financial condition or results of operations;

•        Because Mr. Jian Hua, our chief executive officer and director holds 96.57% of our common stock and 70.0% of the equity of our related party, Mr. Hua has a conflict of interest;

•        We are exposed to risks relating to our relationship with certain related parties;

•        Legislation and regulations relating to delivery, sales and shipping restrictions of the tobacco products in the United States may make it more difficult to sell Hemp cannabinoid E-vapors and consuming E-vapors in the United States.

•        We face competition from companies in the E-vapors industry as well as other sources of nicotine and Hemp, and we may fail to compete effectively.

•        Infringement of our intellectual property by any third-party or loss of our intellectual property rights may materially and adversely affect our business, financial condition and results of operations.

•        Competition for highly skilled employees is intense, and if we are unable to attract and retain the highly skilled employees, our efficiency and operations would be adversely affected.

•        Our internal control over financial reporting may not be effective, and deficiencies in our internal controls could have a material adverse effect on our business and reputation.

•        Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

•        Because we are a “controlled company” as defined in the Nasdaq Stock Market Rules, you may not have protection of certain corporate governance requirements which are otherwise required by Nasdaq’s rules.

•        We will incur increased costs as a result of being a public company.

Corporate Information

Our principal executive offices are located at 202 North California Ave, City of Industry, CA 91744. Our telephone number at this address is (626) 855-0800. Our corporate website is https://www.papamedical.com/.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. The information contained on our website is not a part of this prospectus.

Controlled Company

We will be deemed to be a “controlled company” under the Nasdaq listing rules because Mr. Jian Hua, our chief executive officer and director, holds 96.57% of our outstanding voting power, and is expected to hold more than 50% of our outstanding voting power upon completion of this offering. For so long as we remain a controlled company under this definition, we are not required to comply with certain of Nasdaq’s corporate governance requirements and are permitted to rely on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our Board must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination. Although we do not plan to take advantage of the exemptions provided to controlled companies, other than a majority of the members of our Board not comprising of independent directors, we may in the future take advantage of such exemptions. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our common stock that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies. We will remain a smaller reporting company until the end of the fiscal year in which (a) we have a public common equity float of more than $250 million, or (b) we have annual revenues for the most recently completed fiscal year of more than $100 million and a public common equity float or public float of more than $700 million. We also would not be eligible for status as a smaller reporting company if we become an investment company, an asset-backed issuer or a majority-owned subsidiary of a parent company that is not a smaller reporting company.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

Conventions Which Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriters of their option to purchase up to 562,500 additional shares of Class A common stock from us.

Except where the context otherwise requires:

•        “CAGR” refers to compound annual growth rate;

•        “CBD” or “cannabidiol” refers to a chemical compound in Hemp, and which is extracted from the Hemp plant;

•        “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•        “Delta-8 THC” refers to a cannabinoid or cannabinoid-like compound derived from Hemp that is chemically synthesized from cannabidiol or other cannabinoids that are naturally extracted from the Hemp plant;

•        “Hemp” refers to the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol (“Delta-9 THC”) concentration of not more than 0.3 percent on a dry weight basis;

•        “Mr. Hua” refers to Mr. Jian Hua, our chief executive officer and director;

•        “Papa Medical,” “we,” “us,” “our company” and “our” refer to Papa Medical Inc., a Delaware corporation and its subsidiaries;

•        “Shenzhen Feellife” refers to Shenzhen Fanhuo Life Science Co., Ltd., our related party;

•        “Shenzhen LFS” refers to Shenzhen LFS Nebulizer Medical Co., Ltd., our related party;

•        “THC” refers to Delta-9 tetrahydrocannabinol;

•        “UAE” refers to the United Arab Emirates;

•        “US,” “U.S.” and “United States” refer to the United States of America; and

•        “US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

The Offering

The following assumes that the underwriters will not exercise its option to purchase additional shares of Class A common stock in the offering, unless otherwise indicated.

Shares Offered by Us	3,750,000 shares of Class A common stock (or 4,312,500 shares of Class A common stock if the underwriters fully exercise their over-allotment option).
Initial Offering Price	We expect that the initial public offering price will be US$4.00 per share.
Shares of Common Stock Outstanding Before This Offering	20,000,000 shares of common stock are outstanding as of the date of this prospectus, consisting of 7,634,560 shares of Class A common stock and 12,365,440 shares of Class B common stock.
Shares of Common Stock Outstanding Immediately After This Offering	23,750,000 shares of common stock (or 24,312,500 shares of common stock if the underwriters fully exercise their over-allotment option).
Underwriter Over-allotment Option	We have granted to the underwriters an option, exercisable within 45 days from the date of this prospectus, to purchase up to 562,500 additional shares of Class A common stock to cover over-allotment.
Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$12,817,000, assuming no exercise of over-allotment option by underwriters and an initial public offering price of US$4.00 per share, after deducting the underwriting discounts, commissions and estimated offering expenses to be payable by us.

We plan to use the net proceeds of this offering as follows, assuming no exercise of the underwriters’ over-allotment option:

•   US$5,000,000 or approximately 39.0% for development of new medical product lines;

•   US$2,345,100 or approximately 18.0% for product research and development;

•   US$2,345,100 or approximately 18.0% for upgrade of our plant and facilities;

•   US$1,954,250 or approximately 15.0% for sales and marketing of our products and promotion through marketing channels; and

•   the remainder, US$1,172,550, or approximately 9.0% for working capital and other general corporate purposes.

See “Use of Proceeds” for additional information.

Lock-up

We and our directors, executive officers and 5% shareholders stockholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any shares of common stock or similar securities or any securities convertible into or exchangeable or exercisable for our shares of common stock, for a period of six months after the date of this prospectus. See “Shares Eligible for Future Sale.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our shares of Class A common stock.
Listing

We have applied to have our Class A common stock listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “PAPA.” We cannot guarantee that we will be successful in listing our Class A common stock on Nasdaq; however, we will not complete this offering unless we are so listed.

Summary Selected Consolidated Financial Data

The following summary selected consolidated financial data includes audited annual financial data as of, and for the years ended December 31, 2025 and 2024. The audited annual consolidated financial data have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this Summary Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods.

Consolidated Statement of Operations Data:

Amounts expressed in US dollars (“$”) except for numbers of shares	For the years ended December 31,
	2025	2024
Revenues	50,271,558	37,719,270
Cost of revenues	(38,418,852)	(28,309,509)
Gross profit	11,852,706	9,409,761
Operating expenses	(10,565,573)	(8,374,671)
Operating income	1,287,133	1,035,090
Income before income taxes	1,262,160	937,968
Income tax	(213,739)	(75,998)
Net income	1,048,421	861,970
Earnings per share (basic and diluted)	0.05	0.04
Weighted average shares used in calculating net income per share (basic and diluted)	20,000,000	20,000,000

Consolidated Balance Sheet Data:

Amounts expressed in US dollars (“$”)	As of December 31,
	2025	2024
Assets	12,410,107	19,415,561
Current assets	9,639,996	14,681,265
Non-current assets	2,770,111	4,734,296
Total liabilities	8,382,554	16,436,429
Current liabilities	8,382,554	14,812,553
Non-current liabilities	—	1,623,876
Shareholders’ equity	4,027,553	2,979,132

Consolidated Cash Flows Data:

Amounts expressed in US dollars (“$”)	For the years ended December 31,
	2025	2024
Net cash (used in)/provided by operating activities	(2,808,771)	1,845,226
Cash used in investing activities	(533,282)	(522,005)
Net cash used in financing activities	(237,000)	(692,987)
Net increase/(decrease) in cash and cash equivalents	(3,579,053)	630,234

Risk Factors

An investment in our Class A common stock involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our Class A common stock. Any of the following risks could have a material and adverse effect on the business, financial condition and results of operations of us and our Class A common stock. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Enaction of certain provisions under the 2026 Federal Appropriations Bill, signed into law on November 12, 2025 and to become effective on November 12, 2026, will materially and adversely affect our business operations.

The 2026 Federal Appropriations Bill was signed into law on November 12, 2025 and will become effective on November 12, 2026. The 2026 Federal Appropriation Bill, among other things, revises the legal definition of Hemp, as follows:

(iv)   any final hemp-derived cannabinoid products containing —

(I)     cannabinoids that are not capable of being naturally produced by a Cannabis sativa L. plant;

(II)    cannabinoids that —

(aa)   are capable of being naturally produced by a Cannabis sativa L. plant; and

(bb)  were synthesized or manufactured outside the plant; or

(III)  greater than 0.4 milligrams combined total per container of —

(aa)   total tetrahydrocannabinols (including tetrahydrocannabinolic acid); and

(bb)  any other cannabinoids that have similar effects (or are marketed to have similar effects) on humans or animals as a tetrahydrocannabinol (as determined by the Secretary of Health and Human Services).

Based on the revised definition of Hemp under the 2026 Federal Appropriations Bill, pursuant to Section (iv)(II) above, the legal definition of Hemp now excludes, and therefore reclassifies as Schedule 1 marijuana, Delta-8 THC products, which will prohibit the sale of these products.

Any and all Company products that no longer satisfy the legal definition of Hemp as of November 12, 2026, or the Future Excluded Products, will be destroyed prior to November 12, 2026 to ensure compliance with applicable law.

We are currently offering Future Excluded Products to our customers, which is and will be legally permissible under the 2026 Federal Appropriations Bill until November 12, 2026. Upon its effectiveness on November 12, 2025, the 2026 Federal Appropriations Bill will prohibit our sale of such products and thereby eliminate or materially limit a significant portion of our current business. Revenues from our sale of Future Excluded Products accounted for 35.5% and 35.9% of our revenues from sale of Hemp for the years ended December 31, 2024 and 2025, respectively, and 29.5% and 31.9% of our total revenues for the years ended December 31, 2024 and 2025, respectively. As a result, such regulatory change will have a material adverse effect on our revenues, business, results of operations and financial conditions in the future after November 12, 2026. We are still evaluating impacts resulting from the regulatory change and our development strategies during the grace period contained under the 2026 Federal Appropriations Bill. We plan to continue offering and selling the Future Excluded Products prior to November 12, 2026. After the new law’s effectiveness on November 12, 2026, we plan to continue offering and selling Hemp products that are not Future Excluded Products. Any remaining Future Excluded Products will be destroyed in advance of November 12, 2026. In addition, we plan to implement our strategies of global expansion into new regional markets and diversification by exploring medical products section, in order to mitigate material adverse effect on our business resulting from the regulatory change.

State-level regulation of hemp products is rapidly developing and changes to enforcement priorities at the state-level could negatively impact our business.

Maintaining compliance with complex and ever-changing regulations and laws, some of which are only sporadically enforced, including sometimes unclear regulations and laws, is a difficult task, and a materially compliant business can be found in violation of one or more laws, rules or regulations while remaining materially or substantially compliant with applicable state and federal Hemp laws. There is no assurance that state laws permitting our business, or our products will not be repealed or overturned. During the 2025 legislative session, bills impacting hemp products were introduced in almost every state in the county. Some of these proposals would prohibit all consumable hemp-derived cannabinoid products while others regulated their potency, permitted cannabinoids, and avenues for sale. Even in states where laws do not pass, the governor and regulatory agencies may utilize rulemaking or emergency powers to restrict or temporarily prohibit Hemp-derived products based on public health claims. In the short to mid-term, state-level legislative and rulemaking processes for hemp products will continue to be ongoing and result in frequent changes. Local laws and ordinances in states without robust state-wide controls, for instance in Illinois, may also restrict our business activity. In addition, states have Hemp laws on the books that, if enforcement priorities changed, could negatively impact our business.

We currently hold an Industrial Hemp Inhalable Authorization, which was issued by the California Department of Public Health, Food and Drug Branch (the “Authorization”). The Authorization specifically permits activities such as manufacturing, packaging, or holding industrial hemp inhalable products solely for out-of-state sales. If we were to lose the Authorization, our ability to carry on business activities in California could be materially impacted.

Existing laws, regulations and policies and the issuance of new or more stringent laws, regulations, policies and any other restrictions or limitations in relation to the E-vapors industry can materially and adversely affect our business operations.

As E-vapors — both those with and without nicotine — have become more and more popular in recent years, government authorities worldwide have imposed laws, regulations and policies to regulate E-vapors and the vaping industry, and may impose more stringent controls either with changes in existing laws or regulations, with new laws or regulations, or with new interpretations of existing laws or regulations. Some governments have prohibited the use of E-vapors in certain areas, imposed specific taxes on E-vapors or imposed restrictions, in certain areas such as product advertising, flavorings or nicotine concentration. Some governments, primarily state and municipal, have imposed restrictions or prohibitions on smoking in public and on public transportation, such as on trains, airplanes and buses. Such prohibitions have been or may in the future be extended to E-vapors, and such restrictions may be imposed by local, regional or national governments.

We cannot assure you that government authorities will not impose further restrictions on E-vapors in the future, including but not limited to requirements to obtain and maintain licenses, approvals or permits for relevant business operation. Such restrictions, if any, may adversely affect supplies of raw materials, production and sales activities, taxation or other aspects of our business operation. We may not be able to comply with any or all changes in existing laws and regulations or any new laws and regulations and may incur significant compliance costs. All of the above may affect our production or market demand for E-vapors and thus adversely affect our business, financial condition and results of operations. To the extent that we grow in scale and significance, we expect to face increased scrutiny, which may result in increased investment in compliance and related capabilities.

With respect to nicotine E-vapors specifically, the World Health Organization (“WHO”) and the United State Centers for Disease Control and Prevention (“CDC”) have been clear in their view of the harmful effects of nicotine. Although they recognize that e-cigarettes may expose users to fewer harmful chemicals than burned cigarettes, which are considered very dangerous, any tobacco product, including e-cigarettes, is unsafe particularly for young people and pregnant women.

Countries have taken different steps to address the dangers of nicotine and to consider the difference between e-cigarettes and burned cigarettes. However, instances of death or serious illness resulting or perceived to result from the use of e-cigarettes and E-vapors as well as significant reported use by certain populations, including adolescents as well as nicotine-naive individuals, may spur governments at all levels to increase restrictions on E-vapors. We cannot assure you that the actions taken by municipal, state or provincial and national governments will not materially and adversely affect the market for E-vapors generally and our business of in particular.

Our Hemp cannabinoid E-vapors are subject to evolving regulations and restrictions in the United States and are prohibited in many other countries and changes in enforcement priorities at the state level with respect to certain Hemp cannabinoids could materially and adversely affect our business operations.

We primarily sell products containing Delta-8 THC, a psychoactive Hemp-derived cannabinoid, and other Hemp-derived cannabinoids. The Agriculture Improvement Act of 2018 (the “2018 Farm Bill”) removed Hemp, including “cannabinoids derived from [H]emp” from the U.S. federal Controlled Substances Act (“CSA”) definition of “marijuana and accordingly hemp-derived cannabinoids are legal hemp under federal law.” In 2022, the 9th Circuit Court of Appeals in AK Futures Ltd. Liab. Co. v. Boyd St. Distro, Ltd. Liab. Co. (35 F.4th 682) affirmed that based on the plain language of 2018 Farm Bill, all extracts, derivatives, and concentrates produced from lawfully sourced Hemp are also lawful Hemp (and thus removed from the CSA), so long as the final, finished products containing such extracts, derivatives, and/or concentrates also contain less than 0.3 percent Delta-9 THC on a dry-weight basis at the time the finished products are offered for sale to a consumer. On this basis, our products are compliant with federal law. In light of the 2026 Federal Appropriations Bill, the Future Excluded Products that we are currently offering and selling will remain compliant with federal law until November 12, 2026. However, the U.S. Drug Enforcement Administration (“DEA”) disagrees with this position and other U.S. circuit courts may not agree with the 9th Circuit.

In addition, as noted below, The 2026 Federal Appropriations Bill was signed into law on November 12, 2025 and will become effective on November 12, 2026. The 2026 Federal Appropriation Bill, among other things, revises the legal definition of Hemp, as follows:

(iv)   any final hemp-derived cannabinoid products containing —

(I)     cannabinoids that are not capable of being naturally produced by a Cannabis sativa L. plant;

(II)    cannabinoids that —

(aa)   are capable of being naturally produced by a Cannabis sativa L. plant; and

(bb)  were synthesized or manufactured outside the plant; or

(III)  greater than 0.4 milligrams combined total per container of —

(aa)   total tetrahydrocannabinols (including tetrahydrocannabinolic acid); and

(bb)  any other cannabinoids that have similar effects (or are marketed to have similar effects) on humans or animals as a tetrahydrocannabinol (as determined by the Secretary of Health and Human Services).

Based on the revised definition of Hemp under the 2026 Federal Appropriations Bill, pursuant to Section (iv)(II) above, the legal definition of Hemp now excludes, and therefore reclassifies as Schedule 1 marijuana, Delta-8 THC products, which will prohibit the sale of these products.

Any and all Company products that no longer satisfy the legal definition of Hemp as of November 12, 2026, or the Future Excluded Products, will be destroyed prior to November 12, 2026 to ensure compliance with applicable law.

For Hemp or Hemp-derived products to be lawful in a particular state, each state must have likewise amended state drug control laws to remove Hemp from its state definition of “marijuana.” Each state has, in some form, amended its definition of “marijuana” to remove “industrial Hemp” or Hemp in some fashion. Hemp-derived cannabinoid product regulations differ significantly amongst the various U.S. states. Some jurisdictions prohibit consumer sales of consumable and E-vapor Hemp cannabinoid products, some actively regulate finished product sales and cannabinoid potency, and others do not have a regulatory framework and defer to federal guidance and enforcement priorities. Extended further, some states regulate naturally occurring Hemp-derived cannabinoids and their synthetic and chemically derived analogues while others prohibit non-naturally occurring constituents or specific types of cannabinoids. State and federal regulations governing the permissibility of Hemp-derived cannabinoids and consumable Hemp products are subject to change. As such, investment in this market presents risks as laws and enforcement priorities and laws and regulations are changing frequently and may change materially in the future.

Since the shifting legal, regulatory, and compliance environment for Hemp cannabinoid E-vapor products is inconsistent among states, the need to build and maintain robust systems to comply with different regulations in multiple jurisdictions increases the possibility that we may violate one or more of the requirements. If our operations are found to be in violation of any of such laws or any other governmental regulations, or perceived to be in violation, we may be subject to penalties or other negative effects, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations or asset seizures and the denial of regulatory applications (including those regulatory regimes outside of the scope of U.S. Food and Drug Administration (“FDA”) jurisdiction, but which may rely on the positions of the FDA in the application of its regulatory regime), any of which could adversely affect our operations and financial results.

For example, certain states have recently passed legislation making synthetic cannabinoids, including Delta-8 THC, illegal despite the federal legality of these cannabinoids under the 2018 Farm Bill. These states are consequently now able to take enforcement actions against other companies selling products that are similar to our products, including Hemp-derived products containing Delta-8 THC. The consequences of such enforcement would be materially adverse to us and our business, including our reputation, profitability, and the market price of our publicly traded shares, and could result in the forfeiture or seizure of all or substantially all of our assets.

The United States federal government could change the definition of Hemp to prohibit Hemp cannabinoid products generally and/or to prohibit synthetic hemp cannabinoid product with respect to cannabis and hemp-derived products.

The FDA has stated that while Hemp is no longer classified as an illegal substance under the 2018 Farm Bill, cannabis and Hemp-derived products remain subject to regulation under the FFDCA (which protects the public from unsafe food, drugs, medical devices, and cosmetics) and Section 351 of the Public Health Service Act (which regulates the licensing of biological products). The health and safety effects of Delta-8 THC and other cannabinoids have not been conclusively established through traditional scientific or clinical studies. The FDA has expressed concerns that CBD, Delta-8 THC, and other Hemp-derived cannabinoids may pose significant health risks, including potential liver toxicity or damage. Additionally, the FDA has taken the position that certain cannabinoids may be classified as drugs and that the sale of cannabinoid-infused products without FDA approval may be unlawful. In alignment with the FDA’s stance, several states and municipalities have imposed restrictions or outright bans on the sale of Hemp-derived cannabinoid products, particularly those containing Delta-8 THC or Delta-9 THC. Future regulatory actions by the FDA could include stricter licensing requirements, additional compliance obligations, or outright prohibitions on the sale of certain Hemp-derived products. Failure to comply with FDA requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. Any such measures could materially and adversely impact our business operations and the market value of our common stock.

We are subject to various U.S. federal agency interpretations of the 2018 Farm Bill.

Our position is that the 2018 Farm Bill removed Hemp from the CSA and therefore DEA oversight by establishing Hemp as an agricultural commodity. Accordingly, until November 12, 2026, the DEA no longer has any claim to interfere with the interstate commerce of our products, so long as the THC level is at or below 0.3% on a dry weight basis and the Hemp and its derivatives were grown and processed by a person holding a license issued by either (i) the United States Department of Agriculture (“USDA”) or a (ii) in a state with a USDA-approved Hemp plan, the applicable state agency. There is a risk that our interpretation of the legislation is inaccurate or that we will be successfully challenged by federal or state authorities. A successful challenge to such position by a state or federal authority could have a material adverse effect, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations or asset seizures, and the denial of regulatory applications. In addition, notwithstanding the legal status of Hemp, the status of cannabis as a Schedule I controlled substance or the presence of intoxicating amounts of THC in our products may cause us to be negatively perceived by prospective U.S. investors, service providers, or other parties, who may believe that the CSA applies to us or who may have reputational or other concerns about dealings with a cannabis operator.

Risk of FDA Enforcement

The FDA has the authority to enforce against violations of the FDCA through a variety of civil and criminal penalties. They periodically issue warning letters to companies marketing and selling various Hemp-derived products, most frequently CBD products but also including Delta-8 products. The primary FDA enforcement risk to Delta-8 products is being classified as an unlawful drug based on how the product is marketed to the public.

On May 4, 2022, the FDA for the first time sent warning letters to five companies selling Delta-8 products. In those letters, the FDA asserted that Delta-8 products claiming to diagnose, cure, mitigate, treat, or prevent diseases are considered unapproved new drugs. Among other statements, these warning letters, as well as their accompanying press release, noted Delta-8’s “psychoactive and intoxicating effects” and that FDA is “very concerned about the growing popularity of Delta-8 THC products.” The FDA’s current prohibition on certain Hemp-derived products and the unknowns and associated risks of potential future regulations governing Hemp-derived products create risk for us.

Hemp-cannabinoid products are the subject of advertising and FTC enforcement actions.

Our advertising is subject to regulation by the Federal Trade Commission (“FTC”) as well as the FDA. The FTC and FDA often coordinate enforcement efforts where the agencies have overlapping jurisdiction, including with respect to the advertising, labeling, and promotion of food, cosmetics, medical devices, and over-the-counter drugs. In the Hemp cannabinoid product marketplace, the FTC has joined the FDA in issuing a number of warning letters to companies stating that their advertisements were not supported by competent and reliable scientific evidence and thus violate the FTCA (15 U.S.C. § 41 et seq.). The FTC has also issued independent warning letters to companies selling hemp cannabinoid products. These warning letters allege the companies make exaggerated or false and misleading claims about their products without rigorous scientific evidence to substantiate the claims. While historically, FTC enforcement actions related to hemp cannabinoid products have been limited to warning letters, in December 2020, the FTC initiated its first law enforcement administrative action against six companies selling CBD products.

These companies were considered in violation of the FTC for allegedly making unsupported health claims. The FTC entered into settlement agreements with these companies, which required, among other things, that the companies stop making such unsupported health claims and pay a monetary judgment to the FTC. The FTC’s enforcement was publicized by the agency as part of its ongoing effort to protect consumers from false, deceptive, and misleading health claims made in advertisements on websites and through social media companies such as Twitter. The six companies targeted entered into settlement agreements with the FTC and five of the companies paid a fine to the FTC. While we avoid implications that our Hemp-derived E-vapors should be used medically, Hemp cannabinoid products may be subject to scrutiny. At any point, enforcement strategies of a given agency can change as a result of other litigation in the space or changes in political landscapes, and could result in increased enforcement efforts, which would materially impact us. Additionally, some states also permit advertising and labeling laws to be enforced by state attorney generals, who may seek relief for consumers, class action certifications, class wide damages and product recalls of our products.

Hemp-cannabinoid products may be impacted by future DEA enforcement of its interpretation of federal law.

Through the issuance of an Interim Final Rule (“DEA IFR”) (see Federal Register Volume 85, Number 163, Department of Justice Drug Enforcement Administration, Implementation of the Agriculture Improvement Act of 2018), the DEA takes the position that material that exceeds 0.3% THC remains controlled in Schedule I of the U.S. CSA. It also takes the position that the 2018 Farm Bill does not impact the control status of synthetically derived THCs, for which the DEA claims that the amount of THC is not a determining factor in whether the material is a controlled substance. “Synthetically derived” is not a defined term in U.S. federal law and has been interpreted different by various federal and state agencies. Although the AK Futures decision directly contravenes this position, and the DEA has not otherwise prioritized enforcement against hemp cannabinoid products, the DEA IFR may create risk for our business. Enforcement of the DEA IFR, or any Final Rule that carries forward the rulemaking in the DEA IFR, may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, and criminal prosecutions. As noted above, the current law and definition of Hemp will remain the same until November 12, 2026. Any and all products that do not satisfy the revised legal definition of Hemp, and that are expressly excluded from the definition, will be destroyed prior to November 12, 2026.

The FDA has not approved any of our products, and we could face cease and desist letters, lawsuits, or other enforcement actions by the FDA or DEA.

Our Hemp-derived products are not intended for use in the diagnosis, cure, mitigation, treatment, or prevention of a disease or condition. We have not applied to the FDA for any approvals of any of our products and may never do so. The FDA has not approved any of our products for any purpose and may never do so. We may be subject to cease and desist letters, lawsuits or other enforcement actions by the FDA or the DEA for failure to obtain FDA or DEA approval of our products, or for our packaging, labeling, advertisements, and promotions of our products without any FDA or DEA approvals. For example, the FDA might act against us alleging that we have engaged in the promotion of an unapproved drug.

Historically, the FDA has issued cease and desist letters, filed lawsuits, and taken enforcement actions against other companies selling products that are similar to the products that we sell. Defending cease and desist letters, lawsuits or other enforcement actions by the FDA or DEA may cause us to expend a great deal of management time and legal fees. Any cease-and-desist letters, lawsuits, or other enforcement actions by the FDA or DEA may have a material adverse effect on us and the trading price of our common stock. There can be no guarantee or assurance whatsoever that the FDA’s or the DEA’s regulatory concerns about Hemp-derived products will be resolved favorably for the Hemp derived products industry. The foregoing risks may have a material adverse effect on us and the trading price of our common stock.

Investors may file litigation including class action lawsuits against us because the FDA has not approved our products for any medical purpose, or because the FDA or DEA has issued cease and desist letters, or brought lawsuits or other enforcement actions against us, or for other reasons associated with the formulation, packaging, labeling, lab testing, advertising, promotion, medical claims, ineffectiveness, or other characteristics of our products.

Investors may file litigation including class action lawsuits against us for many different reasons, such as: (1) we have not applied to the FDA for any approvals of any of our products, and may never do so; (2) The FDA has not approved any of our products for any medical purpose, and may never do so; (3) we may be subject to cease and desist letters, lawsuits or other enforcement actions by the FDA for failure to obtain FDA approval of our products, or for our packaging, labeling, advertisements and promotions of our products without any FDA approvals (for example, the FDA might take action against us alleging that we have engaged in the promotion of an unapproved drug and has issued cease and desist letters, filed lawsuits, and taken enforcement actions against other companies selling cannabinoid products that are similar to our products); (4) we may be subject to cease and desist letters, lawsuits or other enforcement actions by the DEA alleging that our products are illegal; and (5) Investors may file litigation including class action lawsuits against us for other reasons associated with the formulation, packaging, labeling, lab testing, advertising, promotion, medical claims, ineffectiveness, or other characteristics of our products. Defending any lawsuits by investors may cause us to expend a great deal of management time and legal fees. The foregoing risks may have a material adverse effect on us and the trading price of our common stock.

We cannot predict the effect of inquiries, audits, lawsuits or actions by the DEA, the FDA, the FTC, state attorneys general, other government agencies and/or quasi-government agencies, or plaintiffs’ attorneys, into the production, advertising, marketing, promotion, labeling, ingredients, usage and/or sale of our products.

We are subject to the risks of investigations and/or enforcement actions or lawsuits by the DEA, the FDA, the FTC, state attorneys general and/or other government and/or quasi-governmental agencies, or plaintiffs’ attorneys, relating to the advertising, marketing, promotion, ingredients, usage and/or sale of our products. If an inquiry by the DEA, the FDA, the FTC, a state attorney general or other government or quasi-government agency, or by plaintiffs’ attorneys, finds that our products and/or the advertising, marketing, promotion, ingredients, usage and/or sale of such products are not in compliance with applicable laws or regulations, or that they are misleading, untruthful or unsubstantiated, we may become subject to fines, product reformulations, product recalls, container changes, changes in the usage or sale of our products, changes in our advertising, marketing and promotion practices, and/or injunctions on the sale of the products, or lawsuits, each of which may have a material adverse effect on our business, financial condition, or results of operations. The foregoing risks may have a material adverse effect on us and the trading price of our common stock.

Violations of any federal and/or state laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities, or divestiture. It is further possible that the Department of Justice or an aggressive prosecutor could allege we “aided and abetted” violations of federal law by providing finances and services. Under these circumstances, prosecutors could seek to seize our assets and to recover the “illicit profits” generated by us. In these circumstances, our operations would cease, shareholders may lose their entire investments, and directors, officers and/or shareholders may be left to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison.

Since passage of the 2018 Farm Bill, the FDA has expressed multiple times its position that any cannabis product, whether derived from Hemp or otherwise, marketed with a disease claim (e.g., a claim of therapeutic benefit or disease prevention) must be approved by the FDA for its intended use through one of the drug approval pathways prior to it being introduced into interstate commerce. Although enforcement under the FDCA may be civil or criminal in nature, the FDA has thus far limited its recent enforcement against companies selling Delta-8 THC products to warning letters alleging various violations of the FDCA, including that the products bear claims that render the products unapproved and misbranded new drugs, that Delta-8 THC is excluded from the FDCA’s definition of “dietary supplement,” and that the FDCA prohibits the addition of Delta-8 THC to food. The FDA also tested some of the products and found that many did not contain the levels of Delta-8 THC they claimed to contain, which could be the basis for a separate violation of the FDCA. In addition, some states have taken actions to restrict or prohibit the sale of Delta-8 THC products under state law. As noted above, the current law and definition of Hemp will remain the same until November 12, 2026. Any and all products that do not satisfy the revised legal definition of Hemp, and that are expressly excluded from the definition, will be destroyed prior to November 12, 2026.

Tax interpretations and changes in tax regulations and legislation may adversely affect us.

The U.S. Internal Revenue Service (“IRS”) or other taxing authorities may claim that certain Hemp-derived cannabinoids, such as Delta-8 THC, are illegal, and the IRS or other taxing authorities may attempt to disallow the tax deductions of expenses related to those certain products pursuant to Section 280E of the U.S. Internal Revenue Code. Defending ourselves in this sort of matter, or in other matters brought before us by the IRS or by other taxing authorities, may impose significant burdens upon our management’s time and resources, and may require us to expend significant fees on consultants, lawyers and accounting professionals. No guarantee or assurance can be given that we will be successful in any disputes or litigation against the IRS or other taxing authority, and any losses in such disputes or litigation could result in significant additional taxes and penalties becoming due and payable, which could materially adversely affect our balance sheet, net worth, and liquidity.

While we believe that our hardware business and sales do not violate the Federal Paraphernalia Law, this could be challenged based on locations of sales

Under the CSA (see U.S. Code Title 21 Section 863, herein referred to as the “Federal Paraphernalia Law”), it is unlawful to sell, offer for sale, transport in interstate commerce, import, or export “drug paraphernalia.” The term “drug paraphernalia” means “any equipment, product or material of any kind which is primarily intended or designed for use in manufacturing, compounding, converting, concealing, producing, processing, preparing, injecting, ingesting, inhaling, or otherwise introducing into the human body a controlled substance.” Our primary business is the sale of Hemp cannabinoid E-vapors, which do not fall under the Federal Paraphernalia Law. To the extent we sell unfilled hardware, we do not believe such sales fall under the Federal Paraphernalia Law because the devices are not primarily intended or designed for inhaling a controlled substance, but rather Hemp-derived cannabinoids which we believe to be federally legal. Further, the Federal Paraphernalia Law exempts “(1) any person authorized by local, State, or Federal law to manufacture, possess, or distribute such items” and “(2) any item that, in the normal lawful course of business, is imported, exported, transported, or sold through the mail or by any other means, and traditionally intended for use with tobacco products, including any pipe, paper, or accessory.” Any non-exempt drug paraphernalia offered or sold by any person in violation of the Federal Paraphernalia Law can be subject to seizure and forfeiture upon the conviction of such person for such violation, and a convicted person can be subject to fines and even imprisonment under the Federal Paraphernalia Law.

Several states with legal Hemp programs, including California, have enacted legislation invoking this exemption to shield state-legal businesses from federal enforcement on paraphernalia grounds. In addition, a 2022 court decision from the U.S. Court of International Trade applied this exemption in prohibiting U.S. Customs and Border Protection from refusing import entry of Hemp paraphernalia components that the importer could legally possess in the state of importation.

While we believe that our business and sales are legally compliant with the Federal Paraphernalia Law in all material respects, any legal action commenced against us under such law could result in substantial costs and could have an adverse impact on our business, financial condition or results of operations. Moreover, to the extent we sell unfilled hardware in states that ban certain categories of Hemp cannabinoid products, the exemption described above may not apply.

Because Mr. Jian Hua, our chief executive officer and director holds 96.57% of our common stock and 70.0% of the equity of our related party, Mr. Hua has a conflict of interest.

Because our chief executive officer and director, Mr. Jian Hua, holds 96.57% of our common stock, consisting of 5,255,360 shares of Class A common stock and 12,365,440 shares of Class B common stock, he has the power to elect all of our directors and to approve any matter which is subject to stockholder approval. Mr. Hua also directly and indirectly owns 70.0% of the equity in and directly controls Shenzhen Feellife, from which we made purchases in the amount of approximately US$2.7 million and US$4.2 million for the years ended December 31, 2025 and 2024, respectively, and we made sales to it amounting to approximately US$1.6 million and US$0.01 million for the years ended December 31, 2025 and 2024, respectively. The price and other terms at which Shenzhen Feellife sells products and provides services to us have been largely determined by Mr. Hua. See “Certain Relationships and Related Party Transactions” for more information. In addition, as our chief executive officer, Mr. Hua has significant authority in the implementation of our business plan. Mr. Hua’s interests may be different from our interests. Because of Mr. Hua’s conflict of interest, there is a risk that any actions he may take may have an adverse effect upon the success and development of our business and the price of our Class A common stock.

In addition, pricing will be designed to enable us to sell the products at a price which enables us to generate a gross margin that we consider acceptable, and Mr. Hua will have significant input as to what an acceptable gross margin is. As our chief executive officer, Mr. Hua has the ability to determine whether to pursuant any legal action to enforce our agreements with Shenzhen Feellife. Thus, we will be relying on Mr. Hua taking actions that are in our best interests, and we run the risk that he may not do so.

As a result of the voting power of Mr. Hua, investors will have little, if any, power to influence our business or to approve any action submitted to stockholders for their approval. The fact that he has a controlling interest in us may, by itself, serve as a deterrent to any person seeking to obtain control of us or to enter into any business relationship which might be beneficial to the minority stockholders.

We are exposed to risks relating to our relationship with certain related parties.

We entered into a business process outsourcing service agreement with Shenzhen Feellife, our related party, pursuant to which Shenzhen Feellife shall provide us with services including technology R&D, marketing, financial expertise, production management, business process design and operation. We also entered into a lease agreement with Cpresso, LLC, our related party, pursuant to which we leased 18,000 square feet of a real estate property located in California for processing and distribution of E-liquid. Both entities are directly controlled by Mr. Hua, our principal shareholder. See “Certain Relationships and Related Party Transactions.” Due to the reliance on our business relationship with these related parties, any interruption of their operations, any failure of them to accommodate our growing business demands, any termination or suspension of our cooperation terms, or any deterioration of cooperative relationships with them may materially and adversely affect our operation. Failure by these related parties to provide us with satisfactory services in a timely manner is likely to have a material adverse effect on our business, financial condition and results of operations.

The prices paid to Shenzhen Feellife with respect to supply prices are in line with market rates of other non-related parties. The prices paid to Cpresso, LLC with respect to lease rates are currently more favorable than the market rates of other non-related parties, and we expect to adjust such prices to keep in line with market rates of other non-related parties from January 1, 2025. We have not considered other potential suppliers to provide similar services and leased properties, as there is a risk in relying on third-party suppliers who are not familiar with our products and/or services. Such risk is manageable when the suppliers are controlled by Mr. Hua, our chief executive officer and director. We do not presently have any plans to engage other suppliers to provide similar services.

Legislation and regulations relating to delivery, sales and shipping restrictions of the tobacco products in the United States may make it more difficult to sell Hemp cannabinoid E-vapors and consuming E-vapors in the United States.

The Prevent All Cigarette Trafficking Act of 2009 (the “PACT Act”), as amended by the Preventing Online Sales of E-Cigarettes to Children Act (the “POSECC Act”), was enacted to enhance regulatory oversight of nicotine and vapor products sold online. The law expands its scope to cover e-cigarettes and other vaping devices — including, based on recent regulations, cannabis and Hemp vaporization products that contain liquid, — as well as e-liquid formulations. The law imposes stringent compliance obligations on interstate shippers and, in particular, online sellers, to ensure that these products are not sold illegally or reach underage consumers. Under the PACT Act, any party engaged in the interstate shipment of covered products must register with the U.S. Attorney General and the tobacco tax administrator of each jurisdiction to which they ship products as well as submit monthly reports to such tobacco tax administrators. These registration and reporting requirements serve to help states enforce tax laws and track the movement of regulated products across state lines.

In addition, online retailers making delivery sales to consumers must also (i) verify the age of customers using a commercially available database, (ii) use private shipping services that collect an adult signature and verify the recipient’s age using government-issued identification at the point of delivery, (iii) if shipping to jurisdictions that tax vaping products, collect and remit all applicable local and state taxes and comply with all applicable licensing requirements of the recipient’s jurisdiction, (iv) comply with shipping-package quantity restrictions and labeling requirements, and (v) maintain records for five years of any delivery interrupted because the carrier or delivery service determines or has reason to believe that the person ordering the delivery is in violation of the PACT Act.

Shippers and delivery sellers who do not comply with the PACT Act are subject to civil and criminal penalties. Accordingly, compliance with the requirements of the PACT Act may significantly increase the costs of our and our customers’ online businesses, increasing the prices of our products sold online and making them less attractive to consumers as compared to products sold at local retailers. In addition, failure to comply with the PACT Act could expose us to significant penalties that could materially adversely affect our business, financial condition, and results of operations.

Further, to implement the PACT Act as amended by the POSECC Act, the United States Postal Service (the “USPS”) issued a rule on October 21, 2021 prohibiting the mailing of e-cigarettes and other vaping devices as well as e-liquid products, subject to potential exceptions already applicable to combusted cigarettes and smokeless tobacco (e.g., for shipments between legally operating businesses). Soon after, major private carriers like FedEx and United Parcel Service announced that they would cease all deliveries of vapor products. These restrictions on use of the USPS to ship our products and the decisions by major private carriers not to deliver vapor products in the United States could materially impair our ability to sell products in the United States which would adversely affect our business, financial condition and results of operations. We use PACT Act compliant carriers to remain compliant with the tax and delivery restrictions of the PACT Act. To the extent that the carriers that we currently use change their policies and refuse to ship or are prohibited from shipping E-vapors and we are not able to find other carriers that are PACT Act compliant, our business and prospects will be materially impaired, and we may not be able to continue in the Hemp dosing business in the United States.

If it is determined or perceived that the use of Hemp cannabinoid E-vapors and consuming E-vapors poses long-term health risks, the use of E-vapors may decline significantly, which may materially and adversely affect our business, financial condition and results of operations.

Since E-vapors were only introduced to the market in the last two decades and are rapidly evolving, studies relating to the long-term health effects of Hemp cannabinoid or tobacco vaping product use are still ongoing. Currently, there remain uncertainties regarding whether E-vapors are sufficiently safe for their intended use, and health risks associated with the usage of E-vapors have been under scrutiny. According to the WHO, there is no conclusive evidence that the use of consuming E-vapors which contain nicotine facilitates smoking cessation. The WHO recommended governments to strengthen relevant laws and regulations on the sale of E-vapors, including to, among others, prohibit marketing strategies targeting the underage and the non-smoking population.

Negative publicity on the health consequences of E-vapors or other similar devices may also adversely affect the use of E-vapors. For example, the FDA and the CDC issued a joint statement on August 30, 2019, linking a number of cases of respiratory illnesses to nicotine vaping product use. On November 8, 2019, the CDC announced that it had preliminarily linked cases of severe respiratory illness to the presence of Vitamin E acetate, which was found in certain cannabis-derived tetrahydrocannabinol-containing vaping cartridges of vaping devices not intended for use with nicotine-containing e-liquids that may have been obtained illegally. However, evidence is not sufficient to rule out the contribution of other chemicals of concern, including chemicals in either cannabis or non-cannabis products. In January 2020, after further research, the FDA and CDC recommended against the use of cannabis-containing E-vapors, especially those from unofficial sources, and that the underage, pregnant women and adults who do not currently use tobacco products should not start using E-vapors. On February 25, 2020, the CDC issued a final update, stating that the number of cases of severe respiratory illnesses had declined to single digits as of February 9, 2020. The CDC also reconfirmed that (i) Vitamin E acetate, which was found in some cannabis-derived vaping cartridges that were mostly obtained illegally, was strongly linked to and indicated to be the primary cause of the severe respiratory illnesses, and (ii) cannabis-derived E-vapors from illicit sources were linked to most cases of severe respiratory illnesses.

Research regarding the actual causes of these illnesses is still ongoing. If vaping product use is determined or perceived to pose long-term health risks or to be linked to illnesses, the use of E-vapors may significantly decline, which would have a material adverse effect on our business, financial condition and results of operations.

The E-vapors market may develop more slowly or differently than we expect.

The consuming E-vapors market worldwide has experienced rapid growth through recent years and the Hemp cannabinoid E-vapors market is developing, with the United States accounting for the overwhelming majority of sales. The growth rate may decrease or decline due to uncertainties with respect to the acceptance of vaping technologies and products, health studies relating to E-vapors use, general economic conditions, disposable income growth, and pace of development of technologies and other factors. There can be no assurance that the penetration of E-vapors among adult smokers will further deepen, or that the consuming and Hemp cannabinoid E-vapors market will grow at a pace that we expect. Additionally, E-vapors market development is subject to the uncertainty of overall regulatory landscape for such products, which may have a material impact on the market development of E-vapors. There can be no assurance that the regulatory regime will be favorable to nicotine or Hemp cannabinoid E-vapors in general and us. It is also uncertain whether our products will achieve and sustain high levels of market acceptance and meet users’ expectations. Our ability to increase the sales of our E-vapors depends on several factors, some of which may be beyond our control, including users’ receptiveness towards and adoption of vaping technologies and products, market awareness of our brand, the market acceptance of our products, the “word-of-mouth” effects of our products, our ability to attract, retain and effectively train sales personnel, our ability to develop effective relationships with our customers and suppliers, performance and functionality of our products and our ability to meet consumer trends. If we are not successful in implementing our business strategies, developing our E-vapors, anticipating consumer trends or reaching adult smokers, or if these users do not accept our E-vapors, the market for our products may not develop or may develop more slowly than we expect, any of which could materially and adversely affect our profitability and growth prospects.

We face competition from companies in the E-vapors industry as well as other sources of nicotine and Hemp, and we may fail to compete effectively.

The E-vapors industry worldwide is intensely competitive. Our E-vapors compete with tobacco and marijuana cigarettes, and a wide range of other tobacco, marijuana and legal and illegal Hemp products. Some of our current or future competitors may have longer operating history, greater brand recognition, or greater financial, technical or marketing resources than we do. Certain competitors may be able to secure raw materials and products from suppliers and manufacturers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to product development and technology. In addition, the Hemp cannabinoid E-vapors market is in the early stages and at present is mainly limited to the United States. Our ability to be successful in this market is dependent upon our ability to develop vaping systems that attracts and retains consumer interest and the regulatory environment in the United States. Accordingly, increased competition may adversely affect our results of operations, market share and brand recognition, or force us to incur losses. There can be no assurance that we will be able to successfully compete against current and future competitors, and competitive pressures may have a material adverse effect on our business, prospects, financial condition and results of operations of.

Our business, financial condition and results of operations of may be adversely impacted by product defects or other quality issues.

Our products may contain defects that are not detected until after they are shipped or inspected by our users. The failure of our supplier or us to maintain the consistency and quality throughout our production process could result in substandard quality or performance of our products, and product defects could cause significant damage to our market reputation and reduce our sales and market share. Defects in these products could result in personal injury, property damage, pollution, release of hazardous substances or damage to equipment and facilities. Actual or alleged defects in the products we distribute or sell may give rise to claims against us for losses and expose us to claims for damages. If we deliver any defective products, or if there is a perception that our products are of substandard quality, we may incur substantial costs associated with mass product recalls, product returns and replacements and significant warranty claims, our credibility and market reputation, results of operations and market share may be adversely affected.

Further, defective products may result in compliance issues that could subject us to administrative proceedings and unfavorable results such as product recall and other actions. Such proceedings and unfavorable results could have a material adverse effect on our brand, reputation and results of operations.

We are exposed to product liability and user complaints arising from the products we sell, which could expose us to significant insurance and loss expenses.

The sale of E-vapors involves a certain level of risk of product liability claims in the event that the use of our products results in any personal injury, property damage or health and safety issues. The customers or users of our E-vapors may bring suits against us alleging damages for the failure of our products to meet stated specifications or other requirements.

There is no assurance that we can succeed in defending ourselves, and we may be required to pay significant amounts of damages for product liability claims and, to the extent that we are able to obtain product liability coverage, product liability insurance may not provide sufficient coverage against claims of injury based on the fact that they are inhaling a nicotine product. Further, product liability claims against us, whether or not successful, are costly and time-consuming to defend. These claims, whether against us or another manufacturer, may result in negative publicity that could severely damage our reputation and affect the marketability of our products, and could result in substantial costs and diversion of our resources and management’s attention. Any of the above could in turn materially and adversely affect our business, financial condition and results of operations. Although we may seek indemnification or contribution from our suppliers in certain circumstances, we cannot assure you that we will be able to receive indemnification or contribution in full, or at all.

Since our products involve inhaling Hemp cannabinoids or nicotine, we may be subject to claims based on the known effects of Hemp cannabinoids or nicotine. We cannot assure you that manufacturers and customers of E-vapors may not face liability resulting from the nature of the product — a device for inhaling Hemp cannabinoids or nicotine, which could materially impair our ability to operate profitably if at all.

Furthermore, negative publicity including but not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings or media reports related to the quality, functionality and health concerns of E-vapors, whether or not accurate, and whether or not concerning our products, can adversely affect our business, results of operations and reputation. Such negative publicity may reduce users’ confidence in us, our products and our brand, which may adversely affect our business and results of operations.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We maintain comprehensive property insurance to cover risks arising from damages to our properties, and labor insurance for our employees. While we believe our insurance coverage addresses the material risks to which we are exposed and is adequate and customary in our current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. A successful liability claim against us due to injuries or damages suffered by users of our product could materially and adversely affect our reputation, results of operations and financial conditions. Even if unsuccessful, such a claim could cause us adverse publicity, require substantial costs to defend, and divert the time and attention of our management.

Our business and the industry in which we operate are subject to inherent risks and uncertainties, including, among others, developments in regulatory landscape, medical discovery and market acceptance of E-vapors.

Our business and the industry in which we operate are subject to inherent risks and uncertainties, including, among others, developments in regulatory landscape, medical discovery and market acceptance of E-vapors. Our business and the E-vapors industry are subject to inherent risks, challenges and uncertainties, including but not limited to the following:

•        the regulatory landscape, in the jurisdictions to which we market our products, are constantly evolving, and there may be further restrictions, bans or requirements with respect to E-vapors that may increase our cost of compliance or prevent us from marketing our products to certain jurisdictions;

•        we may face unforeseen capital requirements caused by the changing industry requirements or consumer tastes and demands; demands for our E-vapors may decline significantly due to the decrease in market acceptance for our E-vapors generally;

•        we may not be able to establish business relationships with customers or compete with other more established competitors as, for an evolving industry, customers generally prefer to choose more established suppliers;

•        we may not be able to adjust our procurement and/or production in time to meet the changes in market demands; and

•        future changes in our industry may not be consistent with our prediction. Therefore, our industrial prospects, research and development focus and business plans may not be effective in helping sustain our competitive position in the E-vapors industry.

If we fail to cope with the challenges and compete with other industry players in such uncertain and evolving E-vapors industry, our future prospects, business, financial conditions and results of operations may be materially and adversely affected.

We may not be able to develop and introduce new products or upgrade existing products in a timely and cost-effective manner, which may adversely affect our business, results of operations and prospects.

Our success depends on our ability to develop new products and upgrade existing products, with respect to the latest technological developments in current and new markets, while improving the quality of the products in a timely and cost-effective manner in order to optimize adult smokers’ experience. It is difficult to predict the preferences of users or a specific segment of users. Changes and upgrades to our existing products may not be well received by our users, and newly introduced products may not achieve expected results. Going forward, we may introduce new products with different features. Such efforts may require substantial investments of additional human capital and financial resources. However, if we are not able to develop or obtain rights to the latest technological developments, we may not be able to market a product that meets the adult consumer’s changing taste. If we fail to improve our existing products or introduce new products that meet consumer taste ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our results of operations and prospects may be adversely affected.

We cannot assure you that we can anticipate, identify, develop or market products that respond to changes in users’ preferences and expectations. For example, our surveys may not yield accurate or useful insights on user behaviors, and feedbacks on our products may be different after such products are commercially available to a wider public. There can be no assurance that any of our new products will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. There can be no assurance that each of our new products will achieve market acceptance and be successful.

We are subject to significant concentration risks from our major customers and suppliers, and our business could be materially and adversely affected if we lose any of these major customers or suppliers.

For the years ended December 31, 2025 and 2024, two customers in each year collectively represented approximately 63.2% and 56.7% of our total revenues, respectively. The loss of any of these major customers, or a significant reduction in sales to them, could have a material adverse effect on our business and financial results.

There were three and two suppliers from whom purchases individually represent greater than 10% of the total purchases of the Group for the year ended December 31, 2025 and 2024, respectively. The total purchase from these suppliers accounted for approximately 14.2%,11.1% and 10.5% of the Group’s total purchase for the year ended December 31, 2025, respectively, and 23.8% and 10.1% of the Group’s total purchase for the year ended December 31, 2024, respectively. As of December 31, 2025, three third-party suppliers accounted for approximately 40.8%, 20.3%, and 19.9% of the Group’s total accounts payable, respectively. As of December 31, 2024, three suppliers accounted for approximately 40.8%, 21.5%, and 13.1%, respectively. An interruption from a key supplier, if an alternative cannot be secured on commercially reasonable terms, could have a material adverse effect on our business.

Outbreaks of infectious diseases, epidemics, natural disasters or other events have materially and adversely affected, and in the future, may materially and adversely affect our business, results of operations and financial condition.

The occurrence of infectious diseases and epidemics and natural disasters, including hurricanes, floods, earthquakes, tornadoes, fires and other disasters disease may adversely affect the business, financial condition or results of operations of us. Our general preparedness and risk management strategies are designed to address the potential impacts of such broad disruptive events. The extent of the impact of any future significant disruptive events on our future financial results will be dependent on future developments such as the length and severity of such events, any responsive government actions, and the overall impact of such events on the global economy and capital markets, among many other factors, all of which can be highly uncertain and unpredictable. These events may have an adverse impact on our future operations, financial condition, liquidity and results of operations.

Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures, internet failures or other operation interruptions for us and our service providers or suppliers, which could cause the loss or corruption of data or malfunction of software or hardware as well as adversely affect our ability and the ability of our service providers, suppliers, or customers to conduct daily operations. The occurrence of any of the foregoing could have a material adverse effect on the business, results of operations and financial condition of us.

Misuse or abuse of our products may lead to potential adverse health effects, subjecting us to complaints, product liability claims and negative publicity.

We are unable to control how our users choose to use our products. For example, we cannot prevent the users from misusing or abusing our products or prevent minors from obtaining access to our products. Our users may also use our products to inhale chemicals obtained from informal sources and in other potentially hazardous applications that can result in personal injury, product liability and environmental claims.

Misuse or abuse of our products, including use of our products in combination with other products and components from third parties, may significantly and adversely affect the health of our users, subjecting us to user complaints and product liability litigation, even though such products were not used in the manner recommended by us. Applicable law may render us liable for damages without regard to negligence or fault. The FDA strongly advises against vaping during pregnancy on the ground that any products containing nicotine are not safe to use during pregnancy since nicotine is a health risk for pregnant women and developing babies and can damage a baby’s brain and lungs. We cannot assure you that we would not be subject to liability resulting from a birth defect in a baby born to a woman who used our E-vapors during pregnancy, notwithstanding our warnings not to use during pregnancy. Any such liability may not be covered by insurance and may materially impair our ability to operate profitably.

Regardless of whether these complaints or product liability litigation have merit, they may be costly and time-consuming to defend and resolve, and bring negative publicity that could damage our reputation and result in higher scrutiny by the government or stricter regulations, all of which could materially and adversely affect our business, financial condition and results of operations.

Our business may be impacted by supply chain issues, which are affecting businesses worldwide.

Supply chain issues relate to the difficulty that companies have in having their products manufactured, shipped to the country of destination, and delivered from the port of entry to the customer’s location. To the extent that products are shipped by sea, there are additional risks resulting from ports not being able to unload ships promptly, causing delays in getting into port, including potential damage from seawater and fire, product degradation and the possibility of containers being destroyed, damaged or falling off the ship into the water. We rely on Shenzhen Feellife to provide us with services including technology, R&D, marketing, financial expertise, production management, business process design and operation. If Shenzhen Feellife cannot meet our requirements and result in a slowdown in the delivery of products to us, there may be a material adverse impact on our business operations as the inability to delivery products to the ultimate vendor could impair our ability to generate revenue from our E-vapors, the occurrence of which could materially and adversely affect our business, financial condition and results of operations.

If we do not maintain sufficient inventory or if we do not adequately manage our inventory, we could lose sales or incur higher inventory-related expenses, which could negatively affect our operating results.

To ensure adequate inventory supply, we must forecast inventory needs and expenses, place orders sufficiently in advance with our suppliers and manufacturers and manufacture products based on our estimates of future demand for particular products. Our forecast for demand, however, may not accurately reflect the actual market demands, which depends on a number of factors including, without limitation, launches of new products, changes in product life cycles and pricing, product defects, changes in user spending patterns, supplier back orders and other supplier-related issues, customers’ procurement plans, as well as the volatile economic environment in the markets where we sell our products. In addition, when we launch a new product with new components or raw material, it may be difficult to establish relationships, determine appropriate raw material and product selection, and accurately forecast market demand for such product. We cannot assure you that we will be able to maintain proper inventory levels for our business at all times, and any such failure may have a material and adverse effect on our business, financial condition and results of operations.

Inventory levels in excess of customer demand with respect to E-vapors may result in inventory write-downs, expiration of products or an increase in inventory holding costs and a potential negative effect on our liquidity. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

Conversely, if we underestimate customer demand, or if our supplier fails to provide products to us in a timely manner, we may experience inventory shortages, which may, in turn, require us to purchase our products at higher costs, result in unfulfilled user orders, leading to a negative impact on our financial condition and our relationships with customers. Additionally, our wholesalers largely determine the inventory levels of the retail stores they operate or to whom they sell, based on their estimation, and such inventory levels might not correspond to actual market demands and could lead to under-stocking or over-stocking in the retail stores. We cannot assure you that there will not be under-stocking or over-stocking in these stores which would materially impact the results of our operations and our working capital. As a result, under-stocking can lead to missed sales opportunities, while over-stocking could result in inventory depreciation and decreased shelf space for stocks that are in higher demands. These could adversely affect our business, financial condition and results of operations.

Misconduct, including illegal, fraudulent or collusive activities, by our employees, customers, suppliers and manufacturers, may harm our brand and reputation and adversely affect our business and results of operations.

Misconduct, including illegal, fraudulent or collusive activities, unauthorized business conduct and behavior, or misuse of corporate authorization by our employees, customers, suppliers and manufacturers and other business partners could subject us to liability and negative publicity. Our employees, customers, suppliers and manufacturers may conduct fraudulent activities or violations of the U.S. Foreign Corrupt Practices Act, such as accepting payments from or making payments to other distribution channel participants or other third parties in order to bypass our internal system and to complete shadow transactions and/or transactions outside our official or authorized distribution channels, disclosing users’ information to competitors or other third parties for personal gains, or applying for fake reimbursement. They may conduct activities in violation of unfair competition law, which may expose us to unfair competition allegations and risks. In addition, our customers may distribute our products in locations where the sale of CBD and Delta 8-THC is prohibited. We cannot assure you that any of the aforementioned incidents will not occur in the future. It is not always possible to identify and deter such misconduct, and the precautions we take to detect and prevent these activities may not be effective. Such misconduct could damage our brand and reputation, which could adversely affect our business and results of operations.

Cyber-attacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition.

Threats to network and data security are constantly evolving and becoming increasingly diverse and sophisticated. Our products and services, as well as our servers and computer systems and those of third parties that we rely on, are subject to cybersecurity risks inherent to companies that process personal data. An increasing number of organizations have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks.

We were recently informed, in July of 2025, by the Representative (defined below) that it had suffered a cybersecurity incident and specifically a ransomware incident, which has resulted in unauthorized access to some of the Representative’s systems and data, and the exfiltration of certain data from the Representative’s systems as well. Based on information currently available to the Representative regarding the incident, the Representative believes that confidential information regarding the Company that we had provided to the Representative in connection with its due diligence for this offering was included in the data that was exfiltrated. The Representative is still investigating the extent of this incident, and has also informed us that it does not have any evidence that this data has been publicly posted or otherwise misused by the threat actors at this time. The incident has not impacted our business operations and we do not expect the incident to impact our business operations in the future, as it did not involve unauthorized access to our systems or third-party systems that we use in our business operations. While we believe that any material data regarding the Company that was exfiltrated is reflected in this prospectus and the registration statement of which this prospectus is a part, and therefore is publicly available, we could be subject to liability risks to the extent the data consists of sensitive information about our officers, directors, personnel, contractors, customers, suppliers or vendors. We believe that any such risk is manageable and can be absorbed and addressed by our existing cybersecurity policies, procedures, and controls.

To that end, we employ robust security to defend against intrusion and attack of our systems, to protect our data and to resolve and mitigate the impact of any incidents. We also regularly educate our employees on these risks, and provide training to them to learn how to identify and respond to the same. Like most companies today, despite these efforts there is no way to fully remove the possibility of a cybersecurity incident from occurring and we, and third parties that we rely on, will likely experience cyber incidents in the future. Thus, in addition to the identified risk above, any additional future cyber incidents and resulting data breaches could result in substantial liability, regulatory actions, financial penalties, significant out of pocket costs, damage to our data and ability to do business, and reputational harm.

We and third parties that we rely on may experience cybersecurity incidents due to human error, malfeasance, system errors or vulnerabilities, or other issues. Actual or perceived cybersecurity incidents relating to our data or confidential information could subject us to regulatory investigations and orders, litigation, indemnity obligations, damages, penalties, fines and other costs in connection with actual and alleged contractual breaches, violations of applicable laws and regulations and other liabilities. Any such incident could also materially damage our reputation and harm our business, results of operations and financial condition.

Substantially all of our executive officers and directors are located in mainland China, and serve as key employees of Shenzhen Feellife, our related party.

Our executive officers and directors are located in mainland China, except that our Chief Financial Officer Ms. Hua Yao, and our Chief Operating Officer and Human Resource Manager Mr. Johnathan Lin, are located in the United States. As a result, it may be difficult for you to effect service of process upon any of them inside mainland China. It may also be difficult for you to enforce in U.S. courts’ judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against these executive officers and directors as they do not currently reside in the United States or have substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against our directors and officers who are residents of China if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

In addition, our executive officers and directors are key employees of Shenzhen Feellife, our related party. As a result, they may need to split their time between Shenzhen Feellife and us, and thus may not have sufficient time and resource to serve as our executive officers and directors, which could adversely and materially affect our business and results of operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations may significantly limit or completely hinder our ability to offer or continue to offer shares of Class A common stock to investors and cause the value of our shares of Class A common stock to significantly decline or be worthless.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises and five supporting guidelines, which became effective on March 31, 2023 (the “Overseas Listing Regulations”). The Overseas Listing

Regulations are applicable to overseas securities offerings and/or listings conducted by issuers who simultaneously meet the following conditions: (1) in the most recent accounting year, any one of the following indicators of the PRC domestic companies accounts for more than 50% of the relevant data in the issuer’s consolidated financial statements audited during the same period: operating revenue, total profit, total assets, or net assets; (2) the main business activities are conducted within China or the main premises are located in China, or a majority of senior management personnel responsible for business operations and management are Chinese citizens or have their habitual residence in China. The Overseas Listing Regulations stipulate that such issuer shall fulfill the filing procedures within three working days after it makes an application for initial public offering and listing in an overseas stock market. Breaches may result in fines ranging from RMB1 million to RMB10 million, and severe violations could lead to the relevant responsible persons being barred from entering the securities market.

We do not conduct business and we do not have any substantial assets or funds in mainland China. Substantially all of our operations are in the US. Although most of our executive officers and directors are located in mainland China, substantially all of our employees are based in the US and where our research and development activities are conducted. We do not have any variable interest entities arrangements or any similar agreements. As of the date of this prospectus, we have been advised by our counsel as to PRC laws, that our registered public offering in the U.S. is not subject to the review or prior approval of the CSRC.

As of the date of this prospectus, we do not believe we are subject to any other PRC laws applicable to those Chinese companies established in mainland China, according to DeHeng Law Offices (Shenzhen), our adviser as to PRC laws. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in China could change rapidly in the future. We cannot guarantee that the Chinese government will not introduce new regulations or modify existing ones that could impact our business or operations. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer its securities to investors, cause significant disruption to its business operations, and severely damage its reputation, which could materially and adversely affect our financial condition and results of operations and cause its securities, including the securities we have registered for sale in a prospectus, to significantly decline in value or become worthless.

We may become subject to governmental regulations, other legal obligations and liability related to privacy, information security, and data protection, and any security breaches.

To the extent that we market to the public and collect personal data, such as credit card information, we would face risks inherent in handling large volumes of data and in securing and protecting such data. In particular, we would face a number of data-related challenges related to our business operations, including: (i) protecting the data in and hosted on our system and cloud servers, including against attacks on our system and cloud servers by external parties or fraudulent behavior by our employees; (ii) addressing concerns related to privacy and sharing, safety, security and other factors; and (iii) complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Furthermore, we are or may become subject to a variety of laws and regulations in the United States and abroad regarding privacy, data security, cybersecurity and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In June 2018, California adopted the California Consumer Privacy Act, which became effective in 2020, as later amended by the California Privacy Rights Act of 2020 taking effective in 2023 (collectively, the “California Privacy Law”). Under the California Privacy Law, a California consumer has the rights to, among others, demand to see all the personal information a company has saved on the consumer, as well as a full list of all the third parties that data is shared with, and request that the company delete or correct the personal information it has on the consumer. The California Privacy Law broadly defines personal information. The California Privacy Law also has specific requirements for companies subject to the law. The California Privacy Law provides for a private right of action for unauthorized access, theft or disclosure of personal information in certain situations, with possible damage awards of $100 to $750 per consumer per incident, or actual damages, whichever is greater. The California Privacy Law also permits class action lawsuits. To the extent that we do business in California, through our website or otherwise through the Internet, provided certain conditions are met, we may become subject to the California Privacy Law and any other similar consumer protection laws.

The European Union Parliament approved a new data protection regulation, known as the General Data Protection Regulation (“GDPR”), which came into effect in May 2018. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR imposes significant penalties for non-compliance. In the event that residents of the European Economic Area access our website and input protected information, including information provided in ordering products through our website, we may become subject to provisions of the GDPR.

We are also subject to laws restricting disclosure of information relating to our employees. We strive to comply with all applicable laws, policies, legal obligations, and industry codes of conduct relating to privacy, data security, cybersecurity and data protection. However, given that the scope, interpretation, and application of these laws and regulations are often uncertain and may be conflicting, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us or our third-party service-providers to comply with our privacy or security policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation, or negative publicity, and could have an adverse effect on our business and operating results.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. However, compliance with any additional laws could be expensive, and may place restrictions on our business operations and the manner in which we interact with our users. In addition, any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities against us, which could materially and adversely affect the business, financial condition, results of operations of us and the value of our Class A common stock. In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and materially and adversely affect the business, financial condition, and results of our operations.

Infringement of our intellectual property by any third party or loss of our intellectual property rights may materially and adversely affect our business, financial condition and results of operations.

We, through our operating subsidiaries, either own or will own or license as an exclusive licensee patent, trademark, copyright and trade secret and other intellectual property, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with certain third parties who may access our proprietary information, and we control access to our proprietary technology and information. However, intellectual property protection may not be sufficient. Confidentiality agreements may be breached by counterparties, we may not be able to enforce these agreements and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights.

In addition, policing any unauthorized use of our intellectual property, whether owned or licensed, is difficult, time-consuming and costly, and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. Furthermore, we may be subject to the risks of losing our intellectual property rights or the intellectual property rights due to several reasons. Specifically, certain intellectual property rights, such as patents, are subject to a limited period of time. Upon the expiry of such period of time, others may freely use such intellectual properties without any license or charges, which may impose competitive harm to us and in turn adversely affect our business and prospects. The intellectual property rights that we currently have may also be revoked, invalidated or deprived by regulatory authorities as a result of intellectual property claims or challenges successfully raised by third parties. Moreover, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may from time to time be subject to infringement claims relating to intellectual properties of third parties, which may be expensive to defend with no assurance of success and may disrupt our business and operations.

We cannot assure you that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. There could also be existing patents or other intellectual property of which we are not aware that we may infringe. While we do not know of any intellectual property rights on which our products or our business infringes, we cannot assure you that holders of patents or other intellectual property rights purportedly relating to some aspect of our technology or business, would not seek to enforce such patents against us or that they will not be successful in any such enforcement action. We may encounter disputes from time to time over rights and obligations concerning intellectual properties, and we may not prevail in those disputes.

We have more than ten patents and patent applications in China and the United States. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or damages or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers and suppliers. All of these endeavors involve risks and will require substantial management effort and significant additional expenditures. We may not be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

Our success depends on our ability to retain our core management team and other key personnel.

We depend on the continued contributions of our senior management and other key employees as they are expected to play an important role in guiding the implementation of our business strategies and future plans. If any of our other members of senior management were to terminate his or her employment, there can be no assurance that we would be able to find suitable replacements in a timely manner, at acceptable cost or at all. The loss of services of key personnel or the inability to identify, hire, train and retain other qualified and managerial personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects. Additionally, we rely on our research and development personnel for product development and technology innovation. If any of our key research and development personnel were to leave us, we cannot assure you that we can secure equally competent research and development personnel in a timely manner, or at all, which could materially impair our business and the results of operations.

In addition, Joel Adalberto Gallo, one of our independent director candidates, is a co-defendant in a securities class action lawsuit filed in March 2024 in the Supreme Court of the State of New York for the County of New York. The lawsuit, Daniel Perrier v. Hywin Holdings Ltd., et al., arose out of the March 2021 initial public offering of Hywin Holdings Ltd., where Mr. Gallo served as an independent director. The complaint alleges violations of the Securities Act of 1933, specifically relating to alleged misstatements or omissions in the offering documents concerning Hywin Holdings Ltd.’s exposure to certain financially distressed real estate developers. Mr. Gallo, along with other defendants, is alleged to have signed or authorized the signing of the company’s registration statement in connection with the offering. The plaintiff seeks compensatory and rescissory damages, attorney’s fees, and other equitable relief. As of the date of this prospectus, the settlement has been finalized and approved and this matter does not have a material adverse impact on Mr. Gallo’s ability or integrity to serve as a director or our business, financial condition or results of operations.

Competition for highly skilled employees is intense, and if we are unable to attract and retain the highly skilled employees, our efficiency and operations would be adversely affected.

As we continue to experience growth, we believe our success depends on the efforts and talents of our employees, including management team and financial personnel. Our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we do and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our products and our ability to serve customers could diminish, resulting in a material adverse effect on our business.

Any global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition.

Because our sales may depend on end customers’ levels of disposable income, perceived job prospects and willingness to spend, our business and prospects may be affected by global economic conditions. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is continuously facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the slowdown of the Chinese economy in 2012, the effects the COVID-19 pandemic and steps taken by the governments to address the pandemic. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could also raise energy prices and disrupt global markets. Economic conditions in the markets in which are products are sold are sensitive to both global economic conditions, and the particular changes in each country’s economic and political policies and its expected or perceived overall economic growth rate. A decline in the economic prospects could alter current or prospective customers’ spending priorities. Therefore, a slowdown in global economy or the economy of the regions in which are products are marketed may lead to a reduction in demand for our products, which could materially and adversely affect our financial condition and results of operations.

Our internal control over financial reporting may not be effective, and deficiencies in our internal controls could have a material adverse effect on our business and reputation.

As a privately-owned company, we are not subject to the reporting requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. As such, we have not engaged an independent certified public accounting firm to conduct an audit on our internal controls. Upon the completion of this offering, we will become subject to these rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. However, our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in the implementation or improvement, could adversely affect our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and anticipates that we will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or our consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially and adversely affect our ability to operate our business. In the event that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the stock price of our Class A common stock could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to obtain or maintain listing on Nasdaq.

Risks Related to this Offering and Ownership of Our Common Stock

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of shares of our Class A common stock may view as beneficial.

We have created a dual-class share structure such that our common stock will consist of Class A common stock and Class B common stock. In respect of matters requiring the votes of shareholders, holders of shares of Class A common stock are entitled to one vote per share, while holders of shares of Class B common stock are entitled to five votes per share. Each share of Class B common stock is convertible into one share of Class A common stock at any time by the holder thereof, while shares of Class A common stock are not convertible into shares of Class B common stock under any circumstances. We will sell shares of Class A common stock in this offering.

As of the date of this prospectus, Mr. Jian Hua, our chief executive officer and director, beneficially owns 5,255,360 issued shares of Class A common stock and 12,365,440 issued shares of Class B common stock and thus beneficially owns 96.57% of the aggregate voting power of our current total issued and outstanding share capital. Mr. Jian Hua will beneficially own (i) 91.63% of the aggregate voting power of our then total issued and outstanding share capital, assuming the underwriters do not exercise their over-allotment option, or (ii) 90.93% of the aggregate voting power of our then total issued and outstanding share capital, assuming the underwriters exercise their over-allotment option in full. See “Principal Stockholders.” As a result of the dual-class share structure and the concentration of ownership, Mr. Hua will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Hua may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A common stock. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common stock may view as beneficial.

An active trading market for our Class A common stock may not develop and the trading price for our common stock may fluctuate significantly.

We plan to submit an application to list our Class A common stock on Nasdaq. Prior to the completion of this offering, there has been no public market for our Class A common stock, and we cannot assure you that a liquid public market for our Class A common stock will develop. If an active public market for our Class A common stock does not develop following the completion of this offering, the market price and liquidity of our Class A common stock may be materially and adversely affected. The initial public offering price for our Class A common stock is determined by negotiation between us and the underwriters based upon several factors, and the trading price of our Class A common stock after this offering could decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their shares.

The trading price of our Class A common stock may be volatile, which could result in substantial losses to investors.

The trading price of our Class A common stock is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors. The securities of some newly public companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial increase followed by a substantial decline in their trading prices. The trading performances of securities of other companies in our industry after their offerings may affect the attitudes of investors toward companies of our same industry listed in the United States, which consequently may impact the trading performance of our Class A common stock, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other companies of our same industry may also negatively affect the attitudes of investors towards us. In addition to the above factors, the price and trading volume of our Class A common stock may be highly volatile due to multiple factors, including the following:

•        regulatory developments affecting us, our customers, or our industry;

•        announcements of studies and reports relating to our service offerings or those of our competitors;

•        actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

•        changes in financial estimates by securities research analysts;

•        announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•        additions to or departures of our senior management;

•        detrimental negative publicity about us, our management or our industry;

•        release or expiry of lock-up or other transfer restrictions on our outstanding common stock; and

•        sales or perceived potential sales of additional Class A common stock.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Class A common stock may be more volatile than it otherwise would be.

As a company conducting a relatively modest public offering, we are subject to the risk that a small number of investors may hold a high percentage of Class A common stock sold in this offering, even if the initial sales by the Underwriters are designed to comply with the Nasdaq listing requirements. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares and we may cease to meet the Nasdaq public stockholder requirements.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase shares in this offering, you will pay more for your shares than the amount paid by our existing stockholders for their shares of Class A common stock. As a result, you will experience immediate and substantial dilution, representing the difference between the initial public offering price per share, and our net tangible book value per share, after giving effect to the net proceeds to us from this offering. See “Dilution” for a more complete description of how the value of your investment in our Class A common stock will be diluted upon completion of this offering.

Substantial future sales or perceived potential sales of our shares in the public market could cause the price of our shares to decline.

Sales of our shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our shares to decline. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act, except for the shares our officers may purchase in the offering. For additional information, see “Underwriting.” The remaining shares outstanding after this offering will be available for sale, upon the expiration of the six-month lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our shares could decline.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

The Nasdaq Listing Rule provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing, which might cause delay or even denial of our listing application.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election our financial statements may not be comparable to those of companies that comply with public company effective dates, including other emerging growth companies that have not made this election.

Because we are a “controlled company” as defined in the Nasdaq Stock Market Rules, you may not have protection of certain corporate governance requirements which are otherwise required by Nasdaq’s rules.

Under Nasdaq’s rules, a controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company. We are a controlled company because Mr. Jian Hua, our chief executive officer, holds more than 50% of our voting power, and we expect we will continue to be a controlled company upon completion of this offering. For so long as we remain a controlled company, we are we are not required to comply with the following permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•        an exemption from the rule that a majority of our Board must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

We have not taken advantage of these exemptions except that a majority of our Board is not comprising of independent directors. As a result, to the extent that we take advantage of these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. Although we do not currently intend to take advantage of the controlled company exemptions except as set forth above, we cannot assure you that, in the future, we will not seek to take advantage of these exemptions. If we cease to be a “controlled company” in the future, we will be required to comply with the Nasdaq listing standards, which may require replacing a number of our directors and will require development of certain other governance-related policies and practices. These and any other actions necessary to achieve compliance with such rules may increase our legal and administrative costs, will make some activities more difficult, time-consuming and costly and may also place additional strain on our personnel, systems and resources.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our Class A common stock for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A common stock as a source for any future dividend income.

Our board of directors has complete discretion as to whether to declare dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Dividends may be declared and paid out of the profits of our company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A common stock will likely depend entirely upon any future price appreciation of our Class A common stock. There is no guarantee that our Class A common stock will appreciate in value after this offering or even maintain the price at which you purchased the shares of Class A common stock. You may not realize a return on your investment in our Class A common stock and you may even lose your entire investment in our Class A common stock.

We will incur increased costs as a result of being a public company.

Upon the completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance with acceptable policy limits and coverage, should we decide to purchase such insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies’ securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our Class A common stock, the market price for our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A common stock, the market price for our Class A common stock would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A common stock to decline.

Special Note Regarding Forward-Looking Statements and Industry Data

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

•        our mission, goals and strategies;

•        our future business development, financial conditions and results of operations;

•        the expected growth of the E-vapors industry in the United States and other related countries and regions;

•        our expectations regarding demand for and market acceptance of our products and services;

•        our expectations regarding our relationships with suppliers, customers and other partners;

•        the effect of regulations relating to the marketing and sale of E-vapors in the United States and other countries and regions;

•        competition in our industry;

•        our proposed use of proceeds;

•        relevant government policies and regulations relating to our industry;

•        our ability to develop and maintain effective disclosure controls and internal controls over financial reporting;

•        our ability to comply with the continued listing standards on the exchange or trading market on which our shares of Class A common stock is listed for trading;

•        the volatility of our operating results and financial condition and the price of our Class A common stock;

•        general economic and business condition in the United States and elsewhere; and

•        assumptions underlying or related to any of the foregoing.

You should read this prospectus and the documents that we refer to in this prospectus thoroughly with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Although we have not independently verified the data, we believe that the publications and reports are reliable. However, the statistical data and estimates in these publications and reports are based on a number of assumptions and if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. In addition, due to the rapidly evolving nature of the industry in which we operate, projections or estimates about our business and financial prospects involve significant risks and uncertainties. You should not place undue reliance on these forward-looking statements.

Use of Proceeds

We will receive net proceeds from this offering of approximately US$12,817,000, assuming no exercise of over-allotment option by underwriters, based on an assumed initial offering price of US$4.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses to be payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders and obtain additional capital. We plan to use the net proceeds of this offering as follows, assuming no exercise of the underwriters’ over-allotment option:

•        US$5,000,000 or approximately 39.0% for development of new medical product lines;

•        US$2,345,100 or approximately 18.0% for product research and development;

•        US$2,345,100 or approximately 18.0% for upgrade of our plant and facilities;

•        US$1,954,250 or approximately 15.0% for sales and marketing of our products and promotion through marketing channels; and

•        the remainder, US$1,172,550, or approximately 9.0% for working capital and other general corporate purposes.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, the rate of growth, if any, of our business, and our present plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management will have significant flexibility and discretion in applying the net proceeds of the offering. If the actual net proceeds we receive are substantially less than the amount we expect, we intend to reduce the allocation to each of the categories above on a pro-rata basis, though we may reallocate funds among the categories in our discretion. Our management will have significant flexibility and discretion in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock — We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Dividend Policy

We have not declared any cash dividends since inception and we do not anticipate paying any dividends in the foreseeable future. Instead, we anticipate that all of our earnings will be used to provide working capital, to support our operations, and to finance the growth and development of our business. The payment of dividends is within the discretion of the Board and will depend on our earnings, capital requirements, financial condition, prospects, operating results, cash needs, growth plans, applicable Nevada law, which provides that dividends are only payable out of surplus or current net profits, and other factors our board might deem relevant. There are no restrictions that currently limit our ability to pay dividends on our Class A common stock other than those generally imposed by applicable state law.

Capitalization

The following table sets forth our capitalization as of December 31, 2025:

•        on an actual basis; and

•        on a pro forma as adjusted basis to reflect the issuance and sale of 3,750,000 shares at an assumed initial public offering price of US$4.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and further assuming no exercise by the underwriters of the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2025
	Actual	Pro Forma As Adjusted(1)
	($ in thousands)
Shareholders’ equity:
Class A common stock ($0.0001 par value; 137,634,560 shares authorized; 7,634,560 shares issued and outstanding on an actual basis; and 11,384,560 shares outstanding on pro forma as adjusted basis as of December 31, 2025)	$0.8	$1.1
Class B common stock ($0.0001 par value; 12,365,440 shares authorized; 12,365,440 shares issued and outstanding on an actual basis, and on pro forma as adjusted basis as of December 31, 2025)	1.2	1.2
Additional paid-in capital	580	13,397
Retained earnings	3,446	3,446
Total shareholders’ equity	4,028	16,845
Total capitalization	$4,028	$16,845

____________

Note:

(1)      The pro forma as adjusted information as of December 31, 2025, reflects our assumed receipt of net proceeds of approximately US$12.82 million resulting from our sale and issuance of 3,750,000 shares of Class A common stock in this offering at an assumed initial public offering price of US$4.00 per share of common stock, after deducting US$1.05 million of underwriting discounts and commissions and non-accountable expenses of US$0.15 million and approximately US$0.98 million of estimated offering expenses to be payable by us. The pro forma as adjusted Class A common stock reflects the par value of the shares issued in the offering. The pro forma as adjusted additional paid-in capital reflects the remainder of the net proceeds after accounting for the par value of the shares issued.

Dilution

If you invest in our common stock, you will incur immediate dilution since the public offering price per share you will pay in this offering is more than the net tangible book value per share of common stock immediately after this offering.

The net tangible book value of our common stock as of December 31, 2025 was nil per share, based upon 20,000,000 shares of common stock outstanding. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding operating lease right-of-use assets, deferred offering cost and deferred tax assets, divided by the total number of shares of common stock outstanding.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of shares in this offering and the pro forma net tangible book value per share immediately after completion of this offering. After giving effect to the sale of the 3,750,000 shares being sold pursuant to this offering at an assumed initial public offering price of US$4.00 per share, and after deducting underwriters’ discount and commission payable by us in the amount of US$1,050,000, non-accountable expenses of US$150,000 payable to the underwriters and estimated offering expenses in the amount of approximately US$0.98 million, our pro forma net tangible book value would be approximately US$13.9 million, or US$0.58 per share. This represents an immediate increase in net tangible book value of US$0.53 per share to existing stockholders and an immediate dilution in net tangible book value of US$3.42 per share to new investors purchasing the shares in this offering.

The following table illustrates this per share dilution:

As of December 31, 2025
Assumed initial public offering price per share of common stock	$4.00
Net tangible book value per share as of December 31, 2025	$0.05
Increase in net tangible book value per share attributable to existing stockholders	$0.53
Pro forma net tangible book value per share after this offering	$0.58
Dilution per share to new investors	$3.42

Our adjusted pro forma net tangible book value after the offering, and the decrease to new investors in the offering, will change from the amounts shown above if the underwriters’ over-allotment option is exercised.

A US$1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our pro forma net tangible book value per share after this offering by approximately US$0.15 and increase (decrease) the dilution per share to new investors by approximately US$0.85, after deducting the underwriters’ discount and estimated offering expenses payable by us.

The following table sets forth, on a pro forma as adjusted basis as of December 31, 2025, the difference between the number of shares of common stock purchased from us, the total cash consideration paid, and the average price per share paid by our existing stockholders and by new public investors before deducting estimated underwriters’ discounts and commissions and estimated offering expenses payable by us, using the assumed initial public offering price of US$4.00 per share of common stock:

	Shares of Class A Common Stock Purchased		Total Cash Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	20,000,000	84.2%	$581,544	3.7%	$0.03
New investors from public offering	3,750,000	15.8%	15,000,000	96.3%	4.00
Total	23,750,000	100.0%	$15,581,544	100.0%	0.66

Enforceability of Civil Liabilities

Our executive officers and directors are located in mainland China except that our Chief Financial Officer, and our Chief Operating Officer and Human Resource Manager are located in the United States. As a result, it may be difficult for a stockholder to effect service of process within the United States upon the directors and officers who are located outside of the United States.

We have been advised by DeHeng Law Offices (Shenzhen) that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts obtained against these persons predicated upon the civil liability provisions of the United States federal and state securities laws. DeHeng Law Offices (Shenzhen) has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign stockholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. stockholders to originate actions in the PRC against our directors who are located in the PRC in accordance with PRC laws because we are incorporated under the laws of the State of Delaware and it will be difficult for U.S. stockholders, by virtue only of holding our Class A common stock, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law. As a result of the foregoing, it would be very expensive and time-consuming for a stockholder to either seek to enforce a U.S. judgment in China or to commence an action in a Chinese court, with a strong likelihood that the stockholder will not be successful.

Selected Consolidated Financial Data

The following consolidated statements of income and comprehensive income for the years ended December 31, 2025 and 2024, consolidated balance sheets data as of December 31, 2025 and 2024, and consolidated statements of cash flow data for the years ended December 31, 2025 and 2024, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods.

Consolidated Statements of Operations

Amounts expressed in US dollars (“$”) except for numbers of shares	For the years ended December 31,
	2025	2024
Revenues	$50,271,558	$37,719,270
Cost of revenues	(38,418,852)	(28,309,509)
Gross profit	11,852,706	9,409,761

Operating expenses:
Selling and marketing	(6,779,151)	(5,236,419)
General and administrative	(2,707,213)	(2,364,331)
Research and development	(1,079,209)	(773,921)
Total operating expenses	(10,565,573)	(8,374,671)

Operating income	1,287,133	1,035,090

Interest income, net	104,500	109,405
Other income/(loss), net	(129,473)	(206,527)
Income before income taxes	1,262,160	937,968
Income tax expense	(213,739)	(75,998)
Net income attributable to the Company’s shareholders	$1,048,421	$861,970

Earnings per share
Basic and diluted	$0.05	$0.04

Weighted average shares used in calculating net income per share*
Basic and diluted	20,000,000	20,000,000

____________

*        The shares data is presented on a retroactive basis to reflect the reorganization.

Consolidated Balance Sheets

Amounts expressed in US dollars (“$”) except for numbers of shares and par value	As of December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$1,170,789	$4,749,842
Accounts receivable, net	270,033	216,352
Inventories	6,287,512	7,429,293
Amounts due from related parties	11,000	11,000
Deferred offering cost	1,282,960	1,060,960
Prepayments and other current assets, net	617,702	1,213,818
Total current assets	9,639,996	14,681,265

Non-current assets:
Property, plant and equipment, net	1,113,609	1,551,063
Right-of-use assets	938,100	2,660,535
Deferred tax assets	472,162	259,448
Other non-current assets	246,240	263,250
Total non-current assets	2,770,111	4,734,296
Total assets	$12,410,107	$19,415,561

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,030,470	$2,617,733
Taxes payable	30,707	27,989
Amounts due to related parties	2,027,785	4,826,976
Operating lease liabilities, current	1,262,994	1,041,197
Contract liabilities	2,778,185	4,949,717
Accrued expenses and other current liabilities	1,252,413	1,348,941
Total current liabilities	8,382,554	14,812,553

Non-current liabilities:
Operating lease liabilities, non-current	—	1,623,876
Total non-current liabilities	—	1,623,876
Total liabilities	$8,382,554	$16,436,429

Shareholders’ equity:
Class A common stock ($0.0001 par value; 137,634,560 shares authorized; 7,634,560 shares issued and outstanding as of December 31, 2025 and 2024, respectively*)	$763	$763
Class B common stock ($0.0001 par value; 12,365,440 shares authorized; 12,365,440 shares issued and outstanding as of December 31, 2025 and 2024, respectively*)	1,237	1,237
Additional paid-in capital	579,544	579,544
Retained earnings	3,446,009	2,397,588
Total shareholders’ equity	4,027,553	2,979,132
Total liabilities and equity	$12,410,107	$19,415,561

____________

*        The shares data is presented on a retroactive basis to reflect the reorganization.

Amounts expressed in US dollars (“$”)	For the years ended December 31,
	2025	2024
Cash flows from operating activities:
Net income	$1,048,421	$861,970
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	809,858	494,830
Amortization of right-of-use assets	968,873	791,882
Loss on disposal of property and equipment	54,653	—
Loss on derecognition of ROU assets	(77,060)	—
Impairment of property and equipment	—	87,392
Provision for expected credit loss	28,326	30,148
Allowance for stock obsolescence of inventories	346,890	(31,468)
Deferred income tax	(212,714)	(83,474)
Changes in operating assets and liabilities:
Accounts receivable, net	(82,007)	111,139
Inventories, net	794,891	(3,969,964)
Prepayments and other current assets, net	663,590	(471,971)
Accounts payable	(1,533,512)	(2,479,185)
Operating lease liabilities	(554,447)	(761,074)
Income taxes payable	2,718	(976,227)
Amounts due to related parties	(2,799,191)	(760,985)
Other non-current assets	—	(17,010)
Advance from customers	(2,171,532)	3,107,014
Accrued expenses and other current liabilities	(96,528)	953,839
Net cash (used in)/provided by operating activities	(2,808,771)	1,845,226

Cash flows from investing activities:
Purchase of property and equipment	(533,282)	(332,005)
Payment for the acquisition of subsidiary	—	(190,000)
Cash used in investing activities	(533,282)	(522,005)

Cash flows from financing activities:
Deferred offering cost	(237,000)	(694,987)
Capital contribution	—	2,000
Net cash used in financing activities	(237,000)	(692,987)

Net (decrease)/increase in cash and cash equivalents	(3,579,053)	630,234
Cash and cash equivalents, beginning of year	4,749,842	4,119,608
Cash and cash equivalents, end of year	$1,170,789	$4,749,842

Supplemental disclosure of cash flows information:
Income taxes paid	$158,400	$1,146,049

Supplemental disclosure of non-cash information:
Payment netting for purchase of property and equipment	$28,344	$1,014,748
Right-of-use assets obtained in exchange for new operating lease liabilities	—	1,735,118

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended December 31, 2025 and 2024 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are a pioneering provider of end-to-end innovative Hemp dosing solutions in the US that possesses the medical atomization and nebulizing background and sells nebulizers. We engage in the key activities in the Hemp cannabinoid E-vapors industry, including the research and development, formulation design, e-liquid production, e-liquid filling and e-liquid co-packing services. We primarily generated revenues from sales of Hemp cannabinoid E-vapors and consuming E-vapors, which collectively accounted for 85.5% and 89.3% of the total revenues for the years ended December 31, 2025 and 2024, respectively.

Reorganization

For the purpose of this offering and listing on the Nasdaq, a reorganization (the “Reorganization”) of our legal structure was completed in January 2024. On April 15, 2024, we entered into a stock purchase agreement with Shenzhen LFS, which we have accounted for the Reorganization as transaction between entities with common ownership, which is akin to a reorganization of entities under common control. As all the entities involved in the process of the Reorganization are under common ownership of our shareholders before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. Therefore, the accompanying consolidated financial statements, including the unaudited interim condensed consolidated financial statements, were prepared as if the corporate structure of us had been in existence since the beginning of the periods presented.

Since our businesses are effectively controlled by the same group of the shareholders before and after the Reorganization, they are considered under common control. The above-mentioned transactions were accounted for as recapitalization. The consolidation of PAPA Medical Inc and our subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements, including the unaudited interim condensed consolidated financial statements.

Key Factors that Affect Results of Operations

Our results of operations have been, and are expected to continue to be, affected by various factors, which primarily include the following:

•        The effect of legislation and regulations affecting the Hemp and consuming E-vapors, including certain provisions of the recently enacted 2026 Federal Appropriations Bill, to be effective on November 12, 2026.

•        The development of an international market for E-vapors, which is presently primarily limited to certain states in the United States.

•        Our ability to obtain regulatory approval to market additional Hemp and consuming E-vapors in the United States, Europe and other target countries and regions.

•        Our ability to develop and market Hemp and consuming E-vapors to meet the changing tastes of users.

Recent Regulatory Development

The 2026 Federal Appropriations Bill was signed into law on November 12, 2025 and will become effective on November 12, 2026. The 2026 Federal Appropriation Bill, among other things, revises the legal definition of Hemp, as follows:

(iv)   any final hemp-derived cannabinoid products containing —

(I)     cannabinoids that are not capable of being naturally produced by a Cannabis sativa L. plant;

(II)    cannabinoids that —

(aa)   are capable of being naturally produced by a Cannabis sativa L. plant; and

(bb)  were synthesized or manufactured outside the plant; or

(III)  greater than 0.4 milligrams combined total per container of —

(aa)   total tetrahydrocannabinols (including tetrahydrocannabinolic acid); and

(bb)  any other cannabinoids that have similar effects (or are marketed to have similar effects) on humans or animals as a tetrahydrocannabinol (as determined by the Secretary of Health and Human Services).

Based on the revised definition of Hemp under the 2026 Federal Appropriations Bill, pursuant to Section (iv)(II) above, the legal definition of Hemp now excludes, and therefore reclassifies as Schedule 1 marijuana, Delta-8 THC products, which will prohibit the sale of these products.

Any and all Company products that no longer satisfy the legal definition of Hemp as of November 12, 2026, or the Future Excluded Products, will be destroyed prior to November 12, 2026 to ensure compliance with applicable law.

We are currently offering Future Excluded Products to our customers, which is and will be legally permissible under the 2026 Federal Appropriations Bill until November 12, 2026. Upon its effectiveness on November 12, 2026, the 2026 Federal Appropriations Bill will prohibit our sale of Future Excluded Products and will thereby eliminate or materially limit a significant portion of our current business. Revenues from the sale of the Future Excluded Products accounted for 33.3% and 35.0% of our revenues from sale of Hemp for the years ended December 31, 2024 and 2025, respectively, and 27.7% and 29.2% of our total revenues for the years ended December 31, 2024 and 2025, respectively. As a result, such regulatory change will have a material adverse effect on our revenues, business, results of operations and financial conditions in the future after November 12, 2026. We are still evaluating impacts resulting from the regulatory change and our development strategies during the grace period contained under the 2026 Federal Appropriations Bill. We plan to continue offering and selling the Future Excluded Products prior to November 12, 2026. After the law’s effectiveness on November 12, 2026, we plan to continue offering and selling Hemp products that are not Future Excluded Products. Any remaining Future Excluded Products will be destroyed in advance of November 12, 2026. In addition, we plan to implement our strategies of global expansion into new regional markets and diversification by exploring medical products section, in order to mitigate material adverse effect on our business resulting from the regulatory change. See “Risk Factors — Risks Related to Our Business and Industry — Enaction of certain provisions under the 2026 Federal Appropriations Bill, signed into law on November 12, 2025 and to become effective on November 12, 2026, will materially and adversely affect our business operations.”

Key Components of Results of Operations

Revenues

We primarily generate revenues from sales of Hemp cannabinoid E-vapors and consuming E-vapors, which collectively accounted for 85.5% and 89.3% of our total revenues for the years ended December 31, 2025 and 2024, respectively. The following table breaks down our revenues by amounts and as percentages of our total revenues for the periods presented:

	For the years ended December 31,
	2025		2024
	US$	%	US$	%
Revenues
Hemp cannabis E-vapors	41,878,632	83.3	31,423,750	83.3
Consuming E-vapors	1,112,690	2.2	2,298,232	6.0
Medical nebulizers	3,254,837	6.5	2,595,381	6.9
Third-party sales of raw materials	61,862	0.1	57,972	0.1
Related party sales of raw materials	1,667,881	3.3	12,621	0.1
Online candy sales	2,019,417	4.0	1,121,361	3.0
Others	276,239	0.6	209,953	0.6
Total revenues	50,271,558	100.0	37,719,270	100.0

Cost of Revenues

Our cost of revenues includes the manufacturing cost of Hemp cannabinoid E-vapors and consuming E-vapors, which primarily consists of direct material costs, salaries and benefits for staff engaged in production activities and related expenses which are directly attributable to the production of products. The following table breaks down our cost of revenues by amounts and as percentages of our total revenues for the periods presented:

	For the years ended December 31,
	2025		2024
	US$	%	US$	%
Cost of revenues
Hemp cannabinoid E-vapors	33,762,549	87.9	25,266,657	89.3
Consuming E-vapors	869,826	2.3	1,439,576	5.1
Medical nebulizers	1,822,620	4.7	1,164,703	4.1
Third-party sales of raw materials	56,135	0.1	61,271	0.2
Related party sales of raw materials	1,310,866	3.4	13,721	0.1
Online candy sales	194,769	0.5	98,965	0.3
Others	161,026	0.4	141,274	0.5
Inventory Adjustments	241,061	0.7	123,342	0.4
Total cost of revenues	38,418,852	100.0	28,309,509	100.0

Gross Profit and Gross Profit Margin

For the year ended December 31, 2025, our gross profit increased by 26.0% to US$11.9 million, compared to US$9.4 million for the year ended December 31, 2024, primarily driven by expanded sale volumes. This increase was primarily attributable to a significant growth in sales volume and expanded customer demand, supported by the acquisition of new clients and improved brand recognition. Additionally, our gross profit margin decreased to 23.6% for the year ended December 31, 2025, from 24.9% for the year ended December 31, 2024. The decrease in gross profit margin resulted from (i) volume-related cost increases that were not fully offset by economies of scale, and (ii) adjustments in product mix to meet evolving customer preferences.

Operating Expenses

The following table sets forth our operating expenses and as percentages of our total revenues for the periods presented:

	For the years ended December 31,
	2025		2024
	US$	%	US$	%
Operating expenses
Selling and marketing expenses	6,779,151	13.5	5,236,419	13.9
General and administrative expenses	2,707,213	5.4	2,364,331	6.3
Research and development expenses	1,079,209	2.1	773,921	2.0
Total operating expenses	10,565,573	21.0	8,374,671	22.2

Selling and marketing expenses

Our selling and marketing expenses primarily consist of (i) compensation to selling personnel, including the salaries and other benefits; and (ii) commission paid to the third parties relevant to the selling and marketing function.

We expect our selling and marketing expenses to continue to increase in absolute dollars, primarily due to Amazon platform fees, as we expand our sales force and continue to grow our presence.

General and administrative expenses

Our general and administrative expenses primarily consist of salaries, bonuses and benefits for employees involved in general corporate functions, and those not specifically dedicated to sales activities, such as depreciation and amortization of fixed assets, legal and other professional services fees, rental and other general corporate related expenses.

We expect to incur additional expenses after we complete this offering, primarily due to the costs of operating as a public company, which are expected to include additional legal, accounting, corporate governance, and investor relations expenses, as well as higher directors’ and officers’ insurance premiums.

Research and development expenses

Our research and development expenses consist primarily of materials cost for testing, payroll and related expenses for research and development professionals and the utilities expenses occurred in designing, developing and operating our technology innovations for launching new products and upgrading existing products.

We expect that our overall research and development expenses will vary from period to period as a percentage of revenue.

Operating income

Our profit from operations increased by approximately 24.3% from US$1.0 million for the year ended December 31, 2024 to US$1.3 million for the year ended December 31, 2025. This increase was primarily due to the significant increase in gross profit, which grew at a faster rate than our operating expenses during the year.

Net income

Our net income increased by approximately 21.6% from US$0.9 million for the year ended December 31, 2024 to US$1.0 million for the year ended December 31, 2025. This increase was primarily a result of the factors discussed above that led to higher net revenues during the year.

Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of income and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of our management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we consider possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

Uncertain tax positions

We did not accrue any liability or interest related to uncertain tax positions in the provision for income taxes line of our consolidated statements of operations for the fiscal years ended December 31, 2025 and 2024.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. We continually evaluate our estimates, including, but not limited to, those related to the allowance for expected credit loss for uncollectible accounts receivable and other receivable, slow moving of inventories, recoverability and useful lives of long-lived assets, and valuation allowance for deferred tax assets. Out of our significant accounting policies, which are described in Note 2 — “Summary of principal accounting policies” of our consolidated financial statements included elsewhere in this registration statement, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions.

Impairment of Right-of-use Assets and Other Long-lived Assets

We review our right-of-use assets, or ROU assets, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors we consider to be important which could trigger an impairment review primarily include:

•        significant underperformance relative to projected operating results;

•        significant changes in the overall business strategy;

•        significant adverse changes in legal or business environment; and

•        significant competition, unfavorable industry trends, or economic outlook.

When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying value over the fair value of the assets. Fair value is generally determined by discounting the cash flow expected to be generated by the assets, when the market prices are not readily available. As of December 31, 2025 and December 31, 2024, there was impairment of long-lived assets of nil and US$87,392, respectively. This recognized loss highlights the reality of this risk.

Should significant adverse changes occur in the future, such as intensified market competition leading to sales continuously falling below expectations, or if a key technology becomes obsolete, we may need to recognize additional impairment losses. Any future impairment loss would be recorded as a non-cash charge to our operating expenses, which would materially and adversely impact our operating income and net income.

Revenue recognition

We recognize our revenues under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle underlying the revenue recognition of this Accounting Standards Update (“ASU”) allows us to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. This will require us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

We apply five-step model to recognize revenue from customer contracts. The five-step model requires us to (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur; (iv) allocate the transaction price to the respective performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy the performance obligation.

We recognize revenues at a point in time when control of the products is transferred to the customers, generally occurs upon delivery according to the terms of the underlying contracts. Our standalone selling prices are based on the prices charged to customers for the single performance obligation which is transfer of control of products upon delivery to the customers. Our general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive credit, and therefore we do not estimate returns.

Contract Balances

When either party to a contract has been performed, we present the contract in the consolidated balance sheets as the contract assets or contract liabilities, depending on the relationship between the entity’s performance and the customer’s payment.

Contract assets represent our right to consideration in exchange for products that we have transferred to customers. We have no contract assets as of December 31, 2025 and 2024.

Generally, we collect the considerations in advance. The contract liabilities primarily are related to unsatisfied performance obligations when payment has been received from customers before satisfying the corresponding performance obligation. Approximately 32.3% of the balance of 2025 has been recognized as revenue as of the date of this prospectus. As of December 31, 2025 and 2024, the balance of contract liabilities was US$2.8 million and US$4.9 million, respectively. We expect to recognize the balance as of December 31, 2025 as revenue within the next 12 months.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements in the section headed “Summary of Significant Accounting Policies” contained in Note 2 to the consolidated financial statements.

Results of Operations

The fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024

	For the years ended December 31,
	2025		2024
	US$	%	US$	%
Revenues	50,271,558	100.0	37,719,270	100.0
Cost of revenues	(38,418,852)	(76.4)	(28,309,509)	(75.1)
Gross profit	11,852,706	23.6	9,409,761	24.9

Operating expenses:
Selling and marketing expenses	(6,779,151)	(13.5)	(5,236,419)	(13.9)
General and administrative expenses	(2,707,213)	(5.4)	(2,364,331)	(6.3)
Research and development expenses	(1,079,209)	(2.1)	(773,921)	(2.0)
Total operating expenses	(10,565,573)	(21.0)	(8,374,671)	(22.2)

Operating income	1,287,133	2.6	1,035,090	2.7

Interest income, net	104,500	0.2	109,405	0.3
Other (loss)/gain, net	(129,473)	(0.3)	(206,527)	(0.5)
Income before taxes	1,262,160	2.5	937,968	2.5
Income tax expense	(213,739)	(0.4)	(75,998)	(0.2)
Net income	1,048,421	2.1	861,970	2.3

Revenues:    Our total revenues increased by approximately 33.3% from US$37.7 million for the year ended December 31, 2024 to US$50.3 million for the year ended December 31, 2025. The increase was primarily due to the expansion of our Hemp cannabinoid E-vapors customer base in the United States, which is mainly driven by the increased demand on Hemp cannabinoid E-vapors by the customers. Additionally, the sale of newly developed medical nebulizers and online candy sales for the years ended December 31, 2025 contributed to the increase in revenue with our improved brand recognition.

Cost of Revenues:    Our total cost of sales increased by approximately 35.7% to US$38.4 million for the year ended December 31, 2025 from US$28.3 million for the year ended December 31, 2024, primarily due to our increased cost of raw materials and increased manufacturing cost in line with the increased sales for the years ended December 31, 2025.

Gross profit and gross profit margin:    Our gross profit increased by approximately 26.0% from US$9.4 million for the year ended December 31, 2024 to US$11.9 million for the year ended December 31, 2025, primarily attributable to an increase in sales volume and growing demand from existing customers. Additionally, the sales of newly developed medical nebulizers and online candy sales for the years ended December 31, 2024 contributed significantly to the overall increase in gross profit with high gross profit margin with our improved brand recognition. Our gross profit margin remained stable at 23.6% and 24.9% for the year ended December 31, 2025 and 2024, respectively.

Selling and marketing expenses:    Our selling and marketing expenses increased by 29.5% to US$6.8 million for the year ended December 31, 2025 from US$5.2 million for the year ended December 31, 2024, principally due to the increased the additional amount of US$0.9 million related to Amazon platform fee in 2025.

General and administrative expenses:    Our general and administrative expenses increased by 14.5% to US$2.7 million for the year ended December 31, 2025 from US$2.4 million for the year ended December 31, 2024, primarily due to an increase of US$0.3 million in legal and insurance service expenses.

Research and development expenses:    Our research and development expenses increased by approximately 39.4% from US$0.8 million for the year ended December 31, 2024 to US$1.1 million for the year ended December 31, 2025, primarily due to an increase of US$0.3 million in personnel and material costs.

Interest income, net:    We recognized interest income of US$104,500 and US$109,405 for the years ended December 31, 2025 and 2024, respectively. The interest income for 2024 was derived from bank deposits with unrestricted withdrawal and original maturities of three months or less. In 2025, in addition to interest income, we recognized net exchange gains, which contributed to our overall financial income.

Other loss, net:    We recorded a net other loss of US$129,473 for the year ended December 31, 2025, primarily attributable to (i) a loss on disposal of property, plant and equipment of US$54,653, and (ii) a provision for credit impairment loss of US$58,672. For the year ended December 31, 2024, the net other loss was US$206,527, mainly due to (i) an impairment loss on fixed assets of US$87,392, and (ii) a disposal loss on raw materials of US$80,587.

Income tax expense:    We recorded income tax expenses of US$213,739 for the year ended December 31, 2025, primarily due to the reversal of income tax expenses accrued of US$88,715 and deferred income tax of US$212,714 for the year ended December 31, 2025, partially due to the income tax expenses of US$515,168 from the taxable income generated from operations for the year ended December 31, 2025. We recorded income tax expenses of US$75,998 and deferred income tax of US$83,474 for the year ended December 31, 2024, primarily due to the reversal of income tax expenses accrued of US$273,540 for the year ended December 31, 2024, partially due to the income tax expenses of US$433,012 from the taxable income generated from operations for the year ended December 31, 2024.

Net income:    As a result of the above, our net income increased from US$0.9 million for the year ended December 31, 2024 to US$1.0 million for the year ended December 31, 2025.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2025 and 2024, we had cash and cash equivalents of US$1.2 million and US$4.7 million, respectively. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. And we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. In order to implement our growth strategies, we plan to expand our business. To do so, we may need more capital through equity financing to expand our production and meet market demands.

Our primary source of liquidity historically has been cash generated from our business operations and equity contributions from our shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements.

We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the years ended December 31, 2025 and 2024:

	For the years ended December 31,
	2025	2024
	US$	US$
Summary Consolidated Cash Flow:
Net Cash (used in)/provided by operating activities	(2,808,771)	1,845,226
Cash used in investing activities	(533,282)	(522,005)
Cash used in financing activities	(237,000)	(692,987)
Net (decrease)/increase in cash and cash equivalents	(3,579,053)	630,234
Cash and cash equivalents, at beginning of year	4,749,842	4,119,608
Cash and cash equivalents, at end of year	1,170,789	4,749,842

Operating Activities

Our net cash used in operating activities was US$2.8 million for the year ended December 31, 2025. The difference between our net income of US$1.1 million and the net cash used in operating activities was primarily due to (i) an adjustment increase of US$1.8 million in non-cash items, which mainly consisted of depreciation and amortization of US$1.8 million (ii) a decrease of accounts payable and other current liabilities of US$2.2 million, partially offset by an decrease of inventories and of prepayments and other assets of US$1.5 million, and an decrease of amount due to related parties of US$2.8 million. (iii) a decrease of advance from customers of US$2.2 million.

Our net cash provided by operating activities was US$1.8 million for the year ended December 31, 2024. The difference between our net income of US$0.9 million and the net cash provided by operating activities was primarily due to (i) an adjustment increase of US$1.4 million in non-cash items, which mainly consisted of depreciation and amortization of US$1.3 million (ii) an increase of accounts payable and other current liabilities of US$3.4 million, partially offset by a decrease of income taxes payable and other assets and other liability of US$3.0 million. (iii) an increase of inventories of US$4.0 million, partially offset by an increase of advance from customers of US$3.1 million.

Investing Activities

Cash used in investing activities for the year ended December 31, 2025 was US$533,282, mainly due to the purchase of property, plant and equipment of US$533,282.

Cash used in investing activities for the year ended December 31, 2024 was US$522,005, mainly due to the purchase of property, plant and equipment of US$332,005 and the payment to Shenzhen LFS related to the acquisition of PAPA Health of US$190,000.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2025 was US$237,000, primarily attributable to payments for deferred offering costs of US$237,000.

Net cash used in financing activities for the year ended December 31, 2024 was US$692,987, primarily attributable to payments for deferred offering costs of US$694,987, partially offset by the proceeds from capital contribution of US$2,000.

Trend Information

Other than as described elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material adverse effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-balance sheet arrangement

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property, plant and equipment. Our capital expenditures were US$533,282 and US$332,005 for the years ended December 31, 2025 and 2024 respectively. As of the date of this prospectus, there have been no material commitments for capital expenditures. We intend to fund our future capital expenditure with our existing cash balance, and proceeds from this offering.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss contingencies,” we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of the date of this prospectus, the Company is not a party to any material legal or administrative proceedings.

Quantitative and Qualitative Disclosures about Market Risk

Concentration of credit risk

Financial instruments that potentially subject us to the concentration of credit risks consist of cash, cash equivalents, and accounts receivable.

As of December 31, 2025 and December 31, 2024, substantially all of the group’s cash and cash equivalents were held with major financial institutions in the United States and Hong Kong, which management considers to be of high credit quality. While the Company and its affiliates (collectively the “Group”) could lose cash held with a bank in the event of the bank’s insolvency or an inability to access funds, it has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risks on these deposits.

In the United States, the FDIC provides deposit insurance coverage up to US$250,000 per depositor per insured bank. Similarly, the Hong Kong Deposit Protection Scheme offers coverage up to HK$800,000 per depositor per member bank.

As of December 31, 2025 and December 31, 2024, the uninsured portions of the Group’s cash and cash equivalents held with U.S. financial institutions were US$301,457 and US$3,984,526, respectively.

All of the Group’s cash and cash equivalents held with financial institutions in Hong Kong were fully covered by the applicable deposit insurance as of December 31, 2025.

For the credit risk related to accounts receivable, we perform ongoing credit evaluations of our customers and establish a provision for expected credit loss based upon estimates and factors surrounding the credit risk of specific customers.

Concentration of customers and suppliers

Major customers

There were both two customers from whom revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2025 and 2024, respectively. The total sales to these customers accounted for approximately 31.2% and 32.0%, respectively, of total revenues for the years ended December 31, 2025 and 27.5% and 29.2%, respectively of total revenues for the year ended December 31, 2024.

As of December 31, 2025, no single customer balance exceeded 10% of total accounts receivable. In contrast, as of December 31, 2024, two customer balances individually exceeded 10% of the total, with specific concentrations of 12.2% and 11.1%.

Major suppliers

There were three and two suppliers from whom purchases individually represent greater than 10% of the total purchases of the Group for the year ended December 31, 2025 and 2024, respectively. The total purchase from these suppliers accounted for approximately 14.2%,11.1% and 10.5%, respectively, of the Group’s total purchase for the year ended December 31, 2025, and 23.8% and 10.1%, respectively, of the Group’s total purchase for the year ended December 31, 2024, respectively.

As of December 31, 2025, three third-party suppliers accounted for approximately 40.8%, 20.3%, and 19.9% of the Group’s total accounts payable, respectively. As of December 31, 2024, three suppliers accounted for approximately 40.8%, 21.5%, and 13.1%, respectively.

For the year ended December 31, 2025 and 2024, Shenzhen Feellife, a related party supplier individually represented 0.4% and 0.7% of the Group’s total cost of revenues, 22.5% and 28.4% of the Group’s total selling and marketing expenses, 6.2% and 7.3% of the Group’s total general and administrative expenses, and 35.4% and 49.0% of the Group’s total research and development expenses, respectively.

See “Risk Factors — Risks Related to Our Business and Industry — We are subject to concentration risks of suppliers and customers.”

Industry Overview

The information presented in this section and information elsewhere in this prospectus that relates to the industry has been derived from, to provide information regarding our industry and our market position. Such industry report was prepared based on various government and industry publications, interviews with industry participants and experts, and other available sources from public market research. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Definitions and Classifications of Major Components in Dosing Industry

Major components of dosing products in dosing industry include E-liquid and E-vapor.

E-liquid is the liquid used in E-vapor that is heated and turned into aerosol that is inhaled by the user. E-liquid can be mainly classified into traditional E-liquid with and without nicotine, and Hemp cannabinoid E-liquid. Traditional E-liquid with or without nicotine are used for closed and open system E-vapor, and Hemp cannabinoid E-liquid is used for Hemp cannabinoid E-vapor. Compared to traditional E-liquid, Hemp cannabinoid E-liquid gained popularity rapidly with its lower exposure to toxic combustion products, various flavor profile, and potential capability of pain relief and other healthier properties.

E-vapors are used to vaporize substances for inhalation, which include not only the final dosing product (a closed tank or open-tank vaporizer) and also core dosing components such as atomizers and other accessories (excluding E-liquids). Normally, E-vapor is divided into closed system E-vapor, open system E-vapor and Hemp cannabinoid E-vapor. Closed system E-vapor refers to E-vapor with built-in atomizers and unchangeable mods (which contain batteries), and replaceable cartridges or pods that are not intended to be refillable. Open system E-vapor refers to E-vapor that enable users to change atomizers and mods, and to purchase different E-liquid to refill into E-vapor by themselves. Hemp cannabinoid E-vapor refers to E-vapor using E-liquid containing different forms of cannabinoids derived from Hemp. It shares similar working principles with the closed system and open system E-vapor, as the major difference reflects on the use of E-liquid.

Market Size of E-liquid Industry in the United States

The market size by revenue of the Hemp cannabinoid E-liquid industry in the US increased from USD1,701.5 million in 2021 to USD3,298.3 million in 2025, with a CAGR of 18.0%. The trend is expected to continue with wider acceptance of Hemp cannabinoid E-liquid and optimization of cannabinoid formulations. The market size by revenue of the Hemp cannabinoid E-liquid industry in the US is expected to increase from USD4,040.0 million in 2026 to USD8,056.0 million in 2030, with a CAGR of 18.8%.

Market Size of E-liquid Industry in the US by Revenue by Ex-factory Price, 2021-2030E

____________

Source: Frost & Sullivan Report

Market Size of E-vapor Industry in the United States

Similar to the E-liquid industry in the US, Hemp cannabinoid E-vapor market in the US has enjoyed robust growth during past few years, growing rapidly from USD945.3 million in 2021 to USD1,534.1 million in 2025, representing a CAGR of 12.9%. In the future, accompanying with the consistent growth of Hemp cannabinoid E-liquid, the market size by revenue of Hemp cannabinoid E-vapor in the US is expected to grow steadily from USD1,756.5 million in 2026 to USD2,641.3 million in 2030, representing a CAGR of 10.7%.

Market Size of E-vapor Industry in the US by Revenue by Ex-factory Price, 2021-2030E

____________

Source: Frost & Sullivan Report

Overview of United States End-To-End Hemp Dosing Solution Industry

Introduction and Business Model Analysis of End-to-end Hemp Dosing Solution

End-to-end Hemp dosing solution typically encompasses design, manufacturing, and distribution of Hemp cannabinoid E-vapor; design, production, and filling of Hemp cannabinoid E-liquid; packaging, quality testing and certification of Hemp dosing products; as well as the sales and operation of Hemp dosing product brands. Notably, as providers of end-to-end Hemp dosing solution must navigate a variety of regulations and standards across different regions, they are required to ensure their products and services adhere to these regulations, which may include obtaining certifications and approvals. By offering a comprehensive Hemp solution, these providers simplify the process, guaranteeing cost-effectiveness, efficiency, quality, and regulatory compliance throughout the supply chain.

Illustration of Business Model Analysis of End-to-end Hemp Dosing Solution

____________

Source: Frost & Sullivan Report

Comparisons between End-to-end Hemp Dosing Solution Providers and Traditional Vaping Corporations

Comprehensive Solution Offers Superior Cost Control

From the design of formulations to the operation of the final brand, end-to-end Hemp dosing solution providers have the capability to package all associated goods and services. This approach not only ensures better product quality and innovation internally but also effectively controls the costs at each step, significantly mitigating the potential for price fluctuations in core components like E-liquid. Additionally, the end-to-end model contributes to the formation of a global supply chain, reducing unnecessary product transportation, maintaining cooperation, and other overhead costs. After securing major qualification certifications and passing quality tests from Governmental Entities in the US such as an Industrial Hemp Inhalables Authorization issued by the California Department of Public Health, Hemp products can enter the market more quickly, further reducing inventory and product turnover costs. Therefore, the end-to-end Hemp dosing solution offers superior price control compared to traditional vaping or E-liquid manufacturers.

Direct Customer Outreach Enhances Consumer Satisfaction

Under the concurrent Business-to-Business (“B2B”) and Business-to-Consumer (“B2C”) business models for end-to-end Hemp dosing solution providers, they can more accurately understand changes in end-user needs, continuously tailor products and services to consumer satisfaction, and swiftly coordinate with R&D to modify product features. For instance, should market feedback indicate a preference for a specific color or flavor of a product, end-to-end solution providers can adjust the terpene profile and quickly fulfill additional orders to meet consumer demands. Moreover, consumer preferences for Hemp product tank sizes vary across different states in the US, with some preferring larger tank sizes, such as those over 10ml, and others opting for small to medium-sized products. Solution providers have access to these insights, which were previously exclusive to brand owners, thereby improving their product sales matrix alignment. Consequently, compared to traditional brand owners or component manufacturers, end-to-end Hemp dosing solution providers boast quicker market response times and more accurate product matrix configurations.

Relatively Strong Risk Resistance with Wider Business Coverage

The business scope of end-to-end Hemp dosing solution providers encompasses formulation design, production, manufacturing, packaging, quality testing, certification, sales, and operations across the entire industrial value chain. Leveraging their extensive technical knowledge and service capabilities, these innovative providers are also expanding into other industrial chains, including various other cannabinoid products. The creation of a mature end-to-end industry chain allows for more straightforward horizontal development of Hemp dosing products. This advantage enables end-to-end Hemp dosing solution providers to broaden their product range and mitigate potential industry risks effectively.

Market Size of the United States End-to-end Hemp Dosing Solution Industry

Following 2018 Farm Bill, end-to-end Hemp dosing solution industry became a flourishing market with its preferable feature over multiple Hemp-derived products. Therefore, the market size of end-to-end Hemp dosing solution industry in the US surged from USD3,308.5 million in 2021 to USD6,040.5 million in 2025, with a CAGR of 16.2% over this period. In the future, as Hemp will further expand the downstream applications, be significantly clarified by regulatory acts, integrate the value chain from fast-moving consumer goods, and innovate on the product categories, end-to-end Hemp dosing solution industry is expected to continue the growth in the US. The market size will grow from USD7,245.6 million in 2026 to USD13,371.6 million in 2030, with a CAGR of 16.6% over this period.

Market Size of the United States End-to-end Hemp Dosing Solution Industry by Revenue, 2021-2030E

____________

Source: Frost & Sullivan Report

Market Drivers and Development Trends of End-to-end Hemp Dosing Solution Industry in the United States

Broadening Applications beyond Recreation

The expanding application trends in the industry underscore a significant evolution towards precision, efficacy, and diversification in the utilization of Hemp-derived products. At the core of this transformation is the integration of leading atomization technology by providers, which significantly enhances the lung deposition fraction. This technological advancement is pivotal, not merely for optimizing the usage efficiency of E-liquids but also for facilitating precise metering control. Such precision ensures that users can adhere to specific dosages, catering to varied therapeutic needs and preferences. These features are strategically positioning the Hemp dosing solution industry for broader applications across different sectors. Among these, the medical industry stands out, as the potential of Hemp dosing solution to offer pain relief and alleviate anxiety opens up new vistas for therapeutic interventions. By tailoring product applications to include different dosages suited for various conditions, the industry is paving the way for Hemp-derived solutions to become a more integral part of healthcare. This approach not only expands the market opportunities for providers but also aligns with a growing recognition of the medicinal benefits of Hemp at the legislative and societal levels, thereby fostering a more inclusive and innovative landscape.

Regulatory Clarity Fueling Industry Expansion

The regulatory landscape for the dosing industry in the US has undergone significant transformation, particularly following the 2018 Farm Bill. This pivotal legislation distinguished Hemp from marijuana, thereby legalizing Hemp cultivation and catalyzing the development of a legal market for Hemp-derived products. This regulatory clarity has been a fundamental driver for industry growth, setting the stage for a flourishing market characterized by innovation and expansion. At the state level, California’s Industrial Hemp Enrollment and Oversight authorization programs requires California inhalable Hemp manufacturers to register with the state, giving them official recognition. Internationally. in Canada, Hemp is a legal controlled substance permitted for legal sale to adults under the regulated cannabis system (i.e. sold through cannabis licensed retail outlets and in compliance with applicable retail requirements).

These regulatory acknowledgments and the subsequent development of compliant products facilitate market expansion, enabling industry leaders to explore new avenues for growth and innovation.

Strategic Integration Enhances Industry Consolidation

Driven by strategic vertical integration and international resource leverage, the end-to-end Hemp dosing solution industry in the US is witnessing a pronounced trend towards industry consolidation. This trend is epitomized by Hemp dosing solution providers who encompass both E-vapor and E-liquid production capabilities within their operational fold. Such integration across the supply chain allows for a seamless, cost-effective orchestration of production processes, from raw material procurement to final product delivery. By consolidating these stages under a single operational system, companies achieve significant cost reductions, enhancing their price competitiveness in a market where many participants face challenges due to the lack of affordable hardware manufacturing channels.

This strategic positioning is further strengthened by the selective incorporation of international resources, thereby navigating around potential cost inflations and supply chain vulnerabilities associated with over-reliance on a single geographic source. The ability to control costs across the production spectrum not only fortifies the market presence of these vertically integrated companies but also sets a high-level competitive bar. As such, this consolidation trend not only drives down consumer prices but also stimulates a healthier, more dynamic market environment, fostering advancements in product quality and delivery mechanisms. This industry evolution signifies a move towards more sustainable and competitive business models, which enhance the overall viability and consumer appeal of the Hemp dosing solution sector.

Diverse Products and Innovations Propel Industry Growth

Innovation and diversification within the industry can be largely attributed to the nuanced exploration and incorporation of terpenes into electronic atomization products and R&D on the latest dosing technology, such as NHNB. Terpenes, the aromatic compounds found in many plants including Hemp, have been leveraged to enhance the sensory experience of dosing products by adding distinct aromas, colors, and flavors. This research and application of terpenes not only enrich the product portfolio but also significantly elevate the consumer experience, offering more personalized and varied choices. By developing a wider range of product categories that feature different terpene profiles, companies are able to cater to the evolving preferences and desires of consumers, ensuring that there is something for everyone. Furthermore, the introduction of products with varied atomization liquid dosages — from small and medium-sized options ranging from 1 to 4ml, to larger capacities like 10ml — addresses the diverse needs and usage patterns of different consumer segments. This strategic diversification in product offerings underscores a commitment to consumer-centric innovation, where the goal is to provide a more engaging, satisfying, and tailored dosing experience. For R&D on the latest dosing technology like NHNB, the operating principle can be recognized as utilizing methods such as ultrasonic waves to vaporize the medium within the E-vapor without generating heat or steam. By eliminating the heating process, tobacco or Hemp among conventional HNB products is vaporized avoiding the release of harmful compounds associated with heavy metals and other carcinogens. Instead, more desirable compounds are released, minimizing health risks for end-users. As a result, the abilities to offer an extensive array of terpene-enriched products with varying dosages and to introduce the latest dosing technology like NHNB are driving the growth and expansion of the Hemp dosing solutions sector, making it more dynamic and accessible to a wide range of consumers.

Entry Barriers of End-to-end Hemp Dosing Solution Industry in the United States

Technology Barrier

The sophistication required in extraction methodologies and the formulation of Hemp-derived cannabinoids products has created immense technological barrier for the entrants to the end-to-end Hemp dosing solutions industry. These processes require a deep understanding of both the chemical properties of cannabinoids and the intricate balance needed to achieve desirable product efficacy. Furthermore, the atomization technology itself presents another layer of challenge, characterized by its demands for non-corrosive materials, high water absorbency, leak resistance, exceptional atomization rates, and nearly zero clogging. The design specifications to ensure that atomizer tablets are durable, resistant to breaking or popping, and capable of delivering safe, consistent, and precise atomization further elevate the entry threshold for newcomers. Mastering these technologies demands significant investment in research and development, as well as a sustained commitment to innovation. Further, innovative Hemp dosing solution providers engage in the incubating of NHNB in revolutionizing to a healthier ingestion experience while maintaining the industry’s competitive edge. For new entrants, these prerequisites constitute formidable obstacles, not just in terms of financial outlay but also in acquiring the necessary expertise. This technological moat effectively protects established players and maintains a high standard of product quality and safety within the industry.

Supply Chain Barrier

The supply chain in the end-to-end Hemp dosing solutions industry in the US presents significant barriers to entry, primarily due to the advantages established players derived from international production bases and the vertical integration of their supply chains. By situating production in locations where costs are inherently lower, and by controlling multiple or all stages of the supply chain — from raw material procurement through to manufacturing and distribution — established companies achieve substantial reductions in ODM costs. This integration not only streamlines operations but also enhances their ability to respond swiftly to market changes and consumer demands with minimal disruption. For new entrants, replicating such a comprehensive, globally integrated supply chain necessitates a considerable investment of both capital and human resources. Building such an infrastructure from the ground up involves navigating complex international logistics, establishing reliable supplier relationships, and achieving economies of scale that can compete with incumbents. Furthermore, the specific regulatory landscapes of different countries add an additional layer of complexity, requiring expertise and resources to ensure compliance across jurisdictions. These challenges make it difficult for newcomers to quickly or easily establish a foothold in the market, thus maintaining high barriers to entry in terms of supply chain logistics and efficiencies.

Qualification Barrier

The qualification barrier in the industry is notably stringent in the United States, underscoring the regulatory and quality assurance standards that companies must meet to operate within this sector. Pivotal requirements are obtaining the certifications from Industrial Hemp Inhalables Authorization, which permits the production and sale of Hemp products. These authorizations ensure that companies adhere to specific legal and safety standards, reflecting the industry’s commitment to consumer health and regulatory compliance. For new entrants, meeting these qualification criteria demands significant investment. Consequently, these qualification barriers serve to protect consumers by ensuring that only companies capable of meeting these high standards can operate in the market, thereby maintaining the integrity and safety of the Hemp dosing solutions industry.

Brand Barrier

In the end-to-end Hemp dosing solutions industry in the US, the brand barrier constitutes a significant hurdle for newcomers, emphasizing the pivotal role of brand recognition and loyalty in consumer purchase behavior. Consumers of Hemp dosing products demonstrate high levels of loyalty, often opting to stick with brands that they have previously used and trust. This loyalty is cultivated over time through consistent product quality, effective marketing strategies, and positive customer experiences. Established brands have the advantage of a proven track record, having invested considerable resources in building their reputation and consumer base. For new entrants, breaking through this brand barrier requires not only matching the product quality and safety standards set by incumbents but also carving out a unique value proposition that resonates with consumers. This often involves significant investment in marketing and consumer education efforts to build brand awareness and trust from the ground up. Additionally, navigating the nuances of consumer preferences and establishing a strong, positive brand identity in a competitive market landscape can be particularly challenging. The brand barrier thus serves as a formidable deterrent to new market entrants, safeguarding the positions of established players and ensuring that any new brands that do emerge are those that truly meet or exceed the high expectations of consumers in this industry.

Competitive Landscape of United States End-To-End Hemp Dosing Solution Industry

The Hemp dosing industry in the US is relatively fragmented and highly competitive with more than 400 participants. The market is primarily diversified with three types of potential participants: 1) traditional vaping corporations including Hemp cannabinoid E-liquid and E-vapor manufacturers, 2) Hemp dosing product brand operators, and 3) end-to-end Hemp dosing solution providers. Previous two types constitute the majority of participants while less than 50 participants can be attributed to end-to-end Hemp dosing solution providers. Compared to other market participants, end-to-end Hemp dosing solution providers ensure the high-quality execution on all process in the industry value chain, with the capability to enable direct customer outreach and enjoy the long-term benefits with superior cost control. Innovative end-to-end Hemp dosing solution providers in the US are squeezing the market share of traditional vaping corporations based on advantages of the mode.

According to the Frost & Sullivan Report, our group is the first end-to-end innovative Hemp dosing solution provider in the US that possesses the medical atomization or nebulizing background and sells nebulizers. Our group is also few end-to-end innovative Hemp dosing solution provider in the US that engages in the revolutionization of healthier nicotine ingestion experience with NHNB.

The key successful factors in the industry are represented as followings:

Diversification of R&D Personnel

Diversified R&D experience in pharmaceutical and related industries, other than traditional vaping field, provides all-process technological expertise and superior products. For example, experts in pharmaceutical industry may help to innovate medical-grade core atomization technology, which significantly enhances the lung deposition fraction and optimizes the usage efficiency of E-liquid, thus catering to varied therapeutic needs and preferences. Therefore, diversification of R&D personnel is necessary for participants to deliver pioneering products.

Diversified Product Layout

Due to the evolving preferences and desires of consumers, personalized and varied choices of products are crucial and conductive to sustain different consumer groups. End-to-end innovative Hemp dosing solution providers have launched innovative products such as mixed oil that combines Hemp cannabinoid oil with the latest E-liquid. Aiming to provide a unique dosing experience with multiple therapeutic benefits, distinctive aroma, and flavor, the mixed oil not only retains the efficacy, taste, and aroma of Hemp cannabinoid oil but also incorporates the satisfaction and diverse flavor options of the latest E-liquid to cater to the dosing preferences of various consumers, thus achieving better consumer-centric dosing experience.

Efficient Supply Chain

Most end-to-end Hemp dosing solution providers operate on an as-needed basis. Seamless, flexible, automated, and cost-effective orchestration of production processes could streamline the operation and generate substantial reduction in costs for all-process, thereby achieving economies of scale that can compete with other participants.

Overview of United States Nebulizer Industry

Definitions and Classifications of Nebulizer Industry

Different from traditional medical treatment, nebulizer directly atomizes the medicine into tiny particles that enters the respiratory tract and lung deposition through breathing inhalation, thus achieving the purpose of painless, rapid and effective treatment. Based on different working principle to form atomization, nebulizer can be further divided in to ultrasonic, compressor and mesh nebulizers. Mesh nebulizers represent the new type of nebulizer that combines the features of both ultrasonic and compressor ones, available for children with asthma, so portable that easy to use anytime.

Industry shifts toward precision medicine and high-value biologic therapies that require gentle and efficient delivery amplify the requirement for mesh nebulizers. By offering superior lung deposition and seamless integration with ventilator circuits, these systems solve the inefficiencies of traditional devices, making them essential choice for both critical care settings and growing demand for advanced, hospital-quality respiratory treatment at home.

Specifically, clinical-grade vibrating mesh nebulizer system is specifically designed to bridge the complex interface of mechanical ventilation and critical respiratory support, thereby occupying a distinct and exclusive niche within the broader aerosol therapy market. In contrast to the commoditized consumer home-care sector, this class of technology addresses a scarcity of high-performance devices capable of sustaining the rigorous stability, aerodynamic precision, and sterilization standards essential for ICU environments. It effectively fills a rare, high-barrier void in the medical supply chain, providing a crucial solution where specialized, closed-circuit medication delivery is strictly required to ensure seamless integration with life-support infrastructure without compromising circuit integrity or ventilation pressure.

Market Size of United States Nebulizer Industry

The United States nebulizer market size expanded from USD1.9 billion in 2021 to USD2.9 billion in 2025, achieving a CAGR of 11.7%. This growth stems from factors including the escalating prevalence of respiratory ailments like asthma and chronic obstructive pulmonary disease (COPD), advancements in nebulizer technology, and a heightened demand for home healthcare services. Moreover, the COVID-19 pandemic served as a catalyst for the industry’s expansion, with increased focus on respiratory illnesses driving up demand for respiratory care products.

Looking forward, the United States nebulizer market is expected to continue its growth trajectory 2026 to 2030, with an anticipated CAGR of 11.2%. This projected growth is primarily attributed to ongoing advancements in nebulizer technology and the growing preference for portable nebulizers.

Market Size of United States Nebulizer Industry by Revenue by Ex-factory Price, 2021-2030E

____________

Source: Frost & Sullivan Report

Market Drivers and Trends of Nebulizer Industry in United States

Nebulizers Tend to be Widely Used by Civilians

Traditionally, nebulizers were mainly used by medical institutions to treat respiratory diseases or provide emergency care. However, with the continuous advancement of medical technology, nebulizers have gradually entered the lives of ordinary families and individual users in the US. More and more families and individuals in the US are beginning to realize the convenience and effectiveness of nebulization treatment, especially in the treatment of respiratory diseases such as childhood asthma. Therefore, nebulizers are no longer limited to use in medical institutions, but are gradually entering the household and individual user market, bringing convenience and health protection to more people.

Global Standardization of Nebulizers and Stricter Dosage Control Requirements

As the market for nebulizers expands, the demand for quality and safety of nebulizers is increasing. Global qualifications standardize the production and sale of nebulizers. In addition, the requirements for dosage control of nebulized agents are becoming increasingly stringent to ensure treatment effectiveness and safety. Under this trend, manufacturers need to adhere to stricter international standards and fit the dosage control requirement to ensure that their products meet global quality and safety standards.

Technological Innovation and Expanding Application Scenarios

With the advancement of technology and innovation, new nebulization technologies continue to emerge, bringing new development opportunities to the industry. Considering impacts such as air pollution and COVID-19, the number of patients with respiratory diseases has continued to increase, driving the rapid growth in demand for medical devices such as nebulizers. For example, aerosol inhalation can alleviate airway spasms, dilute sputum, and treat and prevent respiratory tract infections. Therefore, nebulizers are used not only for acute and chronic pharyngitis but also for sore throats caused by colds and fevers, as well as respiratory tract infections such as pneumonia, bronchial asthma, chronic obstructive pulmonary disease, adenoid hypertrophy, chronic sinusitis, and more. With economic development and gradual improvements in healthcare, nebulizers are evolving towards being quieter, producing smaller particles, and having shorter atomization periods. Therefore, the nebulizer market will continue to face opportunities for industry transformation and innovation.

Evolving Markets in Critical Care Respiratory Support

Driven by rising imperative for precision medicine in critical care, high-acuity and clinical-grade vibrating mesh technologies are gaining growing prominence. The market is increasingly prioritizing systems that offer seamless interoperability with mechanical ventilators and non-invasive support, responding to the need for closed-circuit delivery that mitigates infection risks while ensuring the optimal deposition of high-cost biologic therapeutics. This trend reflects a broader move away from generic aerosol devices toward specialized, hospital-grade platforms that reduce treatment time and improve clinical outcomes, establishing a robust growth trajectory for technologies capable of bridging the gap between intensive care stability and long-term acute respiratory management.

Business

Overview

We are a pioneering provider of end-to-end innovative Hemp dosing solutions in the US that possesses the medical atomization and nebulizing background and sells nebulizers. We engage in the key activities in the Hemp cannabinoid E-vapors industry, including the research and development, formulation design, e-liquid production, e-liquid filling and e-liquid co-packing services. We believe our full-cycle operations and leading market position will position us to further capitalize on the growth potential of the US’ Hemp cannabinoid E-vapors market.

By leveraging our in-house innovative technology, strong manufacturing capabilities and deep-insight into end-users’ needs, we develop superior e-vapor products. We provide comprehensive innovative Hemp dosing solutions to companies in the Hemp and tobacco industries. Deeply involved in key activities including the formulation designing, the manufacturing and the final brand operating process at the same time, we are able to optimize production process based on designing, or can adjust the designing and manufacturing according to the market’s requirements in a timely manner. This synergy enables us to improve the efficiency of both formulation designing and production process and cover the limits of each other. In addition, our leading atomization technology, AiMesh® technology, significantly facilitates precise metering control, and our high-end aroma molecule blending technology, feelmixX® technology, perfectly combines traditional CBD oil with modern E-vapor oil, position us to provide broader applications across different sectors. Our Hemp cannabinoid E-vapors are marketed under the Cannapresso brand name, primarily on an Original Design Manufacturer (“ODM”) basis to other Hemp vapor companies. ODM generally involves the design and customization of the core products to meet a brand’s unique image and needs, and our products are sold by our customers under their own brand names although they may also include our brand name on the products.

Our Hemp cannabinoid E-vapors primarily use the following core technologies:

•        AiMesh® technology.    AiMesh® technology is an innovative atomization technology which adjusts the temperature and wattage of the heating coil used in a vape device by using AI algorithms to analyze puff data, which in turn optimizes vaporization for consistent dosing and precise metering control. Natural Hemp is rich in flavoring substances such as terpenes, which give Hemp its rich flavor and further enhance its effects on the body due to the entourage effect. These substances are very sensitive to temperature. A high temperature can destroy their molecular structure and a low temperature can result in an insufficient amount of atomization, making the substances lose their flavor and potency. Our AiMesh® technology solves this issue by maintaining atomization temperature balance. This allows users to have a smoother and more enjoyable customized e-cigarette experience, but also ensures that users are able to adhere to specific dosages for various therapeutic needs and preferences. It is well known that different doses of Hemp ingestion produce different effects, and in order to more accurately achieve the pre-determined therapeutic effects, precise dosage control is required, for which our AiMesh® technology is designed.

•        feelmixX® technology.    feelmixX® technology is an aroma molecule blending technology that combines traditional CBD oil with modern E-vapor oil, providing a vaping experience with multiple effects and pleasant aroma and taste. This hybrid oil retains the efficacy, taste and aroma characteristics of CBD oil, combined with the physiological satisfaction and a rich variety of flavors offered by E-vapor oil. We select fruity and beverage aroma ingredients, blend them to create specific aromas and tastes that include a different top note, middle note and base note, providing users with a joyful vaping experience. During the R&D of our products, we conduct sensory evaluation and make necessary adjustments through precise calculation and multiple vaping tests until the ideal formula is determined, ensuring a harmonious combination of aromas at all levels to form a unified efficacy, aroma and taste experience. We also conduct chemical stability and safety tests to ensure the stability of active ingredients under different storage conditions to prevent decomposition or deterioration, and that all ingredients are safe and comply with relevant regulations and standards. We may adjust the aroma, taste and efficacy of our products from time to time to meet consumer preferences and the needs of our target markets. We believe the application of our feelmixX® technology effectively improves users’ vaping experience and at the same time creates new possibilities for the innovation and development of Hemp dosing products.

We are one of the few end-to-end innovative Hemp dosing solution providers in the US that engage in the revolutionization of healthier nicotine ingestion experience with No Heat No Burn (NHNB™), according to the Frost & Sullivan Report. The operating principle of NHNB™ vaping technology can be recognized as utilizing methods such as ultrasonic waves to vaporize the medium within the E-vapor without generating heat or steam. By eliminating the heating process, tobacco or Hemp is vaporized avoiding the release of harmful compounds associated with heavy metals and other carcinogens. Instead, more desirable compounds are released, which could mitigate health risks for end-users and offering an extensive array of terpene-enriched products with varying dosages.

We primarily generated revenues from sales of Hemp cannabinoid E-vapors and consuming E-vapors, which collectively accounted for 85.5% and 89.3% of the total revenues for the years ended December 31, 2025 and 2024, respectively. The following table sets forth our total revenue and percentage for Hemp cannabinoid E-vapors, consuming E-vapors and other revenues by region for the years ended December 31, 2025 and 2024, respectively.

	Year Ended December 31,
	2025		2024
	Revenues	%	Revenues	%
	($ in thousands, except for percentages)
North America	46,514	92.5	33,614	89.1
Europe	3,497	7.0	3,340	8.9
UAE	79	0.1	416	1.1
Others	183	0.4	349	0.9
Total	50,273	100.0	37,719	100.0

Our Strategies

We plan to pursue the following growth strategies to expand our business:

•        Global expansion:    We intend to enter into new regional medical markets to drive new growth for the Company while preserving our market share in existing markets;

•        R&D innovation:    We remain committed to research, development, and innovation to support development of new products, such as home-use nebulizers, and pulmonary function testing devices for hospital and clinical use;

•        Diversification:    We plan to explore the medical products sector, including Class II medical devices for hospital and home use, as well as medical consumables, aiming to create new growth drivers and maintain the growth momentum of our existing products. This aligns with our strategy of “new product development,” seeking to boost our performance in the aforementioned sector alongside the already steadily increasing sales of our existing products;

•        Scale up production:   We seek to enhance and expand our medical product lines through the establishment and development of medical product offerings at our wholly-owned subsidiary, AirICU INC., thereby enriching our product portfolio and increasing market opportunities; and

•        Build up industry leadership:    We seek to position ourselves as a leading provider of the “third way of dosing” and integrated commercial hemp vaporization solutions in the United States.

Recent Regulatory Development

The 2026 Federal Appropriations Bill was signed into law on November 12, 2025 and will become effective on November 12, 2026. The 2026 Federal Appropriation Bill, among other things, revises the legal definition of Hemp, as follows:

(iv)   any final hemp-derived cannabinoid products containing —

(I)     cannabinoids that are not capable of being naturally produced by a Cannabis sativa L. plant;

(II)    cannabinoids that —

(aa)   are capable of being naturally produced by a Cannabis sativa L. plant; and

(bb)  were synthesized or manufactured outside the plant; or

(III)  greater than 0.4 milligrams combined total per container of —

(aa)   total tetrahydrocannabinols (including tetrahydrocannabinolic acid); and

(bb)  any other cannabinoids that have similar effects (or are marketed to have similar effects) on humans or animals as a tetrahydrocannabinol (as determined by the Secretary of Health and Human Services).

Based on the revised definition of Hemp under the 2026 Federal Appropriations Bill, pursuant to Section (iv)(II) above, the legal definition of Hemp now excludes, and therefore reclassifies as Schedule 1 marijuana, Delta-8 THC products, which will prohibit the sale these products.

Any and all Company products that no longer satisfy the legal definition of Hemp as of November 12, 2026, or the Future Excluded Products, will be destroyed prior to November 12, 2026 to ensure compliance with applicable law.

We are currently offering Future Excluded Products to our customers, which is and will be legally permissible under the 2026 Federal Appropriations Bill until November 12, 2026. Upon its effectiveness on November 12, 2026, the 2026 Federal Appropriations Bill will prohibit our sale of Future Excluded Products and thereby eliminate or materially limit a significant portion of current business from sale of Future Excluded Products. Revenues from the sale of Future Excluded Products accounted for 33.3% and 35.0% of our revenues from sale of Hemp for the years ended December 31, 2024 and 2025, respectively, and 27.7% and 29.2% of our total revenues for the years ended December 31, 2024 and 2025, respectively. As a result, such regulatory change will have a material adverse effect on our revenues, business, results of operations and financial conditions in the future after November 12, 2026. We are still evaluating impacts resulting from the regulatory change and our development strategies during the grace period contained under the 2026 Federal Appropriations Bill. We plan to continue offering and selling the Future Excluded Products prior to November 12, 2026. After the law’s effectiveness on November 12, 2026, we plan to continue offering and selling Hemp products that are not Future Excluded Products. Any remaining Future Excluded Products will be destroyed in advance of November 12, 2026. In addition, we plan to implement our strategies of global expansion into new regional markets and diversification by exploring medical products section, in order to mitigate material adverse effect on our business resulting from the regulatory change. See “Risk Factors — Risks Related to Our Business and Industry — Enaction of certain provisions under the 2026 Federal Appropriations Bill, signed into law on November 12, 2025 and to become effective on November 12, 2026, will materially and adversely affect our business operations.”

Matters Relating to PRC Laws

We do not conduct business and we do not have any substantial assets or funds in mainland China. Substantially all of our operations are in the US. Although Mr. Jian Hua, our chief executive officer and director, lives in mainland China, the services that he performs for us in his capacity as our chief executive officer and director are performed primarily in the US. Although most of our executive officers and directors are located in mainland China, substantially all of our employees are based in the US and where our research and development activities are conducted. Our facilities are located primarily in the US, where we lease approximately 38,496 square feet of office, manufacturing and storage space and where our research and development activities are conducted. We do not have any variable interest entities arrangements or any similar agreements. As of the date of this prospectus, we do not believe we are subject to PRC laws applicable to those Chinese companies established in mainland China, according to DeHeng Law Offices (Shenzhen), our adviser as to PRC laws.

Our Corporate Organization

We are a Delaware corporation organized on January 11, 2024. We issued 20,000,000 shares of common stock to the seven stockholders, among which (i) 12,365,440 shares of shares of common stock held by FL MEDICAL LTD were exchanged to 12,365,440 shares of Class B common stock on September 23, 2024 and (ii) 7,634,560 shares of common stock held by the remaining six stockholders were exchanged to 7,634,560 shares of Class A common stock on September 23, 2024. 100% of the equity of PAPA HEALTH INC., a California corporation incorporated on January 31, 2018 (formerly known as “Cannapresso Health Inc.”), which was a wholly owned subsidiary of Shenzhen LFS Nebulizer Medical Co. (“Shenzhen LFS”) immediately prior to such transfer, was transferred to the Company on April 15, 2024. We established Cannapresso LAB Inc., DEUS LAB INC., QIK.INC and AirICU INC. on February 13, 2024, May 25, 2024, May 25, 2024 and February 10, 2025 in California, respectively. PAPA HEALTH INC. is our current major operating company.

Our principal executive offices are located at 202 North California Ave, City of Industry, CA 91744. Our telephone number is (626) 887-5777. Our corporate website is https://www.papamedical.com/. The information contained on, or that can be accessed through, our website or any other website, is not a part of this prospectus.

The following chart shows our corporate structure.

Our Solutions

We are a comprehensive end-to-end innovative Hemp dosing solution provider, engaging in the key activities in the Hemp and consuming E-vapors industry, from the research and development, formulation design, e-liquid production, e-liquid filling to e-liquid co-packing services. We primarily provide our customers with Hemp cannabinoid E-vapors and consuming E-vapors on the ODM basis. As of the date of this prospectus, we have launched over 70 series of E-vapors.

Our Major Products

The followings set forth the descriptions of each of our six core products, namely, iPrefer 20, iPrefer 30, iPrefer 40, iPrefer 43, AIR INS U1 and AIR INS L1.

iPrefer 20

iPrefer 20 supports rotating magnetic suction with flexible flavor switching function. It is designed with a full transparent window and dual air path. We launched iPrefer 20 in November 2023.

iPrefer 30

With a fashionable and technological style appearance, iPrefer 30 is designed to improve a variety of aspects of the vaping experience, such as sufficient amounts of vapor, big screen reflecting the real-time temperature, and the preheating function ensuring the 100% flavor restoration and the optimal mouthfeel. We launched iPrefer 30 in March 2024.

iPrefer 40

iPrefer 40 features an aluminum alloy casting. This product also features a portable design. We launched iPrefer 40 in September 2024.

iPrefer 43

iPrefer 43 supports dual-flavor vaping and features a display screen. We launched iPrefer 43 in September 2024.

AIR INS U1

Equipped with our AiMesh® technology, AIR INS U1 provides users with a convenient and easy-to-use-and-install experience, including the fine fog for optimized inhaling experience, as well as removable module and magnetic liquid cup, making it easy to install and replace. We launched AIR INS U1 in November 2023.

AIR INS L1

Equipped with our AiMesh® technology, AIR INS L1 provides users with a convenient and easy-to-use-and-install experience, including the fine fog for optimized inhaling experience, as well as removable module and sliding cover, making it easy to install and replace. We launched AIR INS L1 in September 2024.

Others

For the years ended December 31, 2025 and 2024, we generated revenue from sales of medical nebulizers and other e-liquid materials to customers, amounted to approximately $7.3 million and $4.0 million, respectively.

Sales and Marketing

Our Hemp cannabinoid E-vapors are sold directly by us, with most of our sales being to other Hemp dosing brands who purchase the product from us on an ODM basis and sell the products under their brand name, although our Cannapresso brand name and/or sub-brand names of VLPUL and HOOLOO may be included on the product. We work with the customer in the design and appearance of the product. We are looking to increase our ODM and our sales of consuming E-vapors, which accounted for 83.3% and 2.2% of our revenues for the year ended December 31, 2025, and 83.3% and 6.0% of our revenues for the year ended December 31, 2024, respectively.

We believe that we have the ability to evaluate and quickly respond to the market need for E-vapors and develop products for both the Hemp cannabinoid E-vapors and consuming E-vapors markets. We believe that our full-cycle operations and leading market position enables us to stand out in the Hemp cannabinoid E-vapors and consuming E-vapors markets. We believe that we have implemented systems of quality control that cover the key steps of supply chain management to provide high-quality products to end customers in a consistent manner. We strictly uphold our extensive internal standards for various aspects of our products and conduct thorough quality assurance and control practices throughout the entire production cycle.

We utilize various marketing approaches to support our customer acquisition and retention metrics, such as social media marketing, word-of-mouth referrals or introductions, and offline advertisements, including offline exhibitions and door-to-door visits. For the years ended December 31, 2025 and 2024, our selling and marketing amounted to approximately US$6.4 million and US$5.2 million, respectively.

Our continuous efforts in marketing, branding and sales have resulted in a significant increase in brand awareness, as reflected in our sales growth from approximately U$37.7 million in the year ended December 31, 2024 to approximately U$50.3 million in the year ended December 31, 2025.

Supply Chain Management

Procurement

Our key raw materials and components primarily include e-liquid, nebulizer, and vaping devices. We apply stringent standards in selecting our suppliers, considering a variety of factors, including their service standards, quality, capacity, supply chain capabilities and price. We typically place purchase orders with our suppliers on an as-needed basis based on rolling forecasts and estimates of our management.

During the years ended December 31, 2025 and 2024, we purchased certain raw materials and component from a related-party manufacturer, Shenzhen Feellife, with the purchase amount of US$2.7 million and US$4.2 million, respectively.

Production

A majority of our products are currently produced at our California plant, which was established and put in operation in 2018, consisting of two major areas with the gross area of approximately 38,496 square feet.

We have set up nine highly automated production lines in our California plant, assembled with the automatic oil filing machine filling, the automatic packing machine supporting customized packages and sustainable materials, and the automatic labelling machine. Our California plant has the monthly production capability of approximately 2 million finished products and 200 tons of e-liquid. We are committed to complying with the applicable laws, regulations, and national and industrial standards in relation to Hemp cannabinoid E-vapors production and sales. We have conducted a Good Manufacturing Practices (cGMP) production process, relating to raw Hemp materials, and manufacturing process of Hemp cannabinoid E-vapors. We hold a currently effective Industrial Hemp Inhalable Authorization from the California Department of Public Health, Food and Drug Branch, which is subject to renewal on an annual basis.

Warehousing and logistics

All of the two leased properties could be utilized to store our products, which provides us with sufficient warehousing capacities. We typically engage third-party logistics service providers to transport products for us.

In addition, we have adopted an electronic warehouse system, SAGE, which optimizes our inventory management, flexibility of production planning and efficiency of production resource allocation. All raw ingredients and packaging materials are received into our SAGE.

Quality Control

We believe that our industry-leading quality assurance and control practices and technology and product development capabilities are essential to our success, and we have designed and implemented rigorous and standardized systems of quality assurance and control that cover the key steps of supply chain management to provide high-quality products to our end customers in a consistent manner.

We hold ourselves to comprehensive and strict quality assurance and control standards. In particular, we have implemented an extensive set of strict internal standards that thoroughly encompass all key aspects of our products’ quality assurance and control, including production, packaging, labeling and shipping process, among others.

We conduct thorough quality assurance and control practices throughout the entire production cycle of our products. To ensure that raw materials and packaging materials meet our requirements before commencing production processes, we conduct regular inspections and examinations of them in our state-of-art laboratory. Each raw material undergoes rigorous testing that includes Fourier transform infrared spectrometry (FTIR), Karl Fischer, LOD, ICP-MS for heavy metal determination and a rapid microbial method system for microbiological determination, which can be completed within three days. Furthermore, our dedicated in-house quality assurance and control professionals regularly monitor the production processes to make sure they are on par with our strict procedural requirements. Each intermediate blend is submitted to the lab for a panel of tests, including bulk density, brix and organoleptic testing, to assure the blend is homogenous. Once the production processes are completed, we also carry out rigorous inspection and screening of the finished products after packaging to assure that the physical, chemical and microbial testing, such as product weights, lot code placement, expiration dating, seal integrity, absence of heavy metals, meet the customer specifications and expectations.

Warranties

The warranty offers refund or replacement of products for manufacturer defective items, dead on arrival items and items that do not appear the same as listed on our website, and exclude damaged goods caused by misuse or unauthorized repair. We generally offer a 30-day warranty period from date of purchase for our E-vapors sold on the E-commerce website Amazon. As of December 31, 2025 and 2024, products returned for repair or replacement have been immaterial. Accordingly, as of these dates, a warranty liability has not been deemed necessary.

Research and Development

Our R&D center for Hemp cannabinoid E-vapors is located at our California plant and covers an area of 38,496 square feet, and all production meets AEMSA and pharmaceutical-grade production standards. Our R&D team possesses multi-disciplinary expertise and has a proven track record, including the medical grade core atomization technology, AiMesh® technology, and high-end aroma molecule blending technology, feelmixX® technology.

Our research and development efforts include the development of our Cannapresso Hemp cannabinoid E-vapors, including AIR INS, one series of our E-vapors empowered by our AiMesh® technology, which adjusts the temperature and wattage of the heating coil in real-time, minimizes overconsumption or underutilization risks and provides our users with a smoother and more enjoyable vaping experience. We have also launched and marketed a new series of E-vapors — iPrefer, which provides an advance and expanded heating that achieves much greater flavor and vapor production.

Intellectual Property

We highly value our intellectual property rights, which are fundamental to our success and competitiveness. We rely on a combination of laws relating to patents, trademarks, copyrights, brand names and know-how and confidentiality agreements with employees to protect our intellectual property rights. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. As of the date of this Prospectus, we held or otherwise had legal rights to use 11 patents and 10 trademarks in multiple jurisdictions, including the U.S. and mainland China.

Though we have taken a series of measures to protect our patents, trademarks, copyrights and brand names, we cannot guarantee that our patent rights are sufficient to protect all aspects of our Hemp cannabinoid E-vapors or that we will be able to enforce those rights against third parties, as patents can be challenged, circumvented, or otherwise found to be invalid. Furthermore, we cannot assure you that our patent and trademark rights are sufficient to protect all aspects of our brands or that we will be to enforce those rights to prevent third parties from using the same or confusingly similar marks, as trademarks can be opposed, cancelled, or otherwise challenged, especially by parties with rights to similar marks.

Competition

The Hemp dosing industry in the US is relatively fragmented and highly competitive with more than 400 participants, among which less than 50 participants can be attributed to end-to-end Hemp dosing solution providers. Compared to other market participants, end-to-end Hemp dosing solution providers ensure the high-quality execution on all process in the industry value chain, with the capability to enable direct customer outreach and enjoy the long-term benefits with superior cost control. End-to-end innovative Hemp dosing solution providers in the US are squeezing the market share of traditional vaping corporations based on advantages of the mode.

According to the Frost & Sullivan Report, we are the first end-to-end innovative Hemp dosing solution provider in the US that possesses the medical atomization or nebulizing background and sells nebulizers. We benefit from a strong first-mover advantage that has enabled us to address and capture the market opportunities in the US ahead of our peers. We are one of the few end-to-end innovative Hemp dosing solution providers in the US that engage in the revolutionization of healthier nicotine ingestion experience with NHNB ™, according to the same source.

The key success factors of participants of Hemp dosing industry in the US include:

•        diversification of R&D personnel;

•        comprehensive qualifications;

•        diversified product layout; and

•        efficient supply chain.

We believe that we are well-positioned to effectively compete on the factors listed above. We are committed to upgrading our Hemp cannabinoid E-vapors from aspects including formulations, atomizing technologies, flavor, design and packaging.

Seasonality

Seasonality does not materially affect our business or the results of our operations.

Employees

As of December 31, 2025, we had a total of 44 employees. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2025. We may also engage outsourced labor force to assist with our manufacturing from time to time.

Function	Number of Employees
Manufacturing	19
Research and Development	7
General and Administrative	14
Sales and Marketing	4
Total	44

We enter into labor contracts and standard confidentiality and intellectual property agreements with our key employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Property

Our headquarters are located at 202 North California Ave, City of Industry, CA 91744 and we maintain offices, manufacturing and storage facilities at the same location. We do not own any real property, and we leased an aggregate of approximately 38,496 square feet of real property. We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

Insurance

We maintain comprehensive property insurance to cover risks arising from damages to our properties, and labor insurance for our employees. We consider our insurance coverage to be consistent with customary industry standards adopted by other companies in the same industry and of similar size.

Legal Proceedings

From time to time, we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims.

As of the date of this prospectus, we are not a party to, nor are we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations. However, litigation or any other legal or administrative proceeding, regardless of the outcome, could result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities.

United States

ENDS and PACT Act Regulation

Premarket tobacco product application (PMTA) filings are required for all new tobacco products, including electronic nicotine delivery systems (“ENDS”) products, which encompass devices, components, and/or parts that deliver aerosolized e-liquid when inhaled. For existing ENDS products that were on the U.S. market on August 8, 2016, a PMTA was required to be submitted to the FDA by September 9, 2020. For new ENDS products that were not on the U.S. market prior to August 8, 2016, and not the subject of a pending PMTA filed by September 9, 2020, a premarket authorization is required before introducing the product to the U.S. market. A PMTA must be authorized by the FDA before the product can be legally introduced into interstate commerce. Selling ENDS products without authorization can result in civil penalties, seizures, injunctions, and even criminal prosecutions.

The PMTA pathway continues to be available for us to expand our product offerings. However, introducing new products to the U.S. market now requires securing premarket authorizations. The PMTA process involves significant costs, which we recognize as an important investment in ensuring compliance and maintaining the highest standards of public health and safety.

Under the FDCA, a PMTA includes:

•        Full reports of all information published or known to, or which should reasonably be known to, the applicant concerning investigations which have been made to show the health risks of such tobacco product and whether such tobacco product presents less risk than other tobacco products.

•        Full statement of the components, ingredients, additives, and properties, and of the principle or principles of operation.

•        Full description of the methods used in, and the facilities and controls used for, the manufacture, processing, and when relevant, packing and installation.

•        An identifying reference to any tobacco product standard, if applicable. If so, either provide (i) adequate information to show that such aspect of such tobacco product fully meets such tobacco product standard, or (ii) adequate information to justify any deviation from such standard.

•        Samples of the tobacco product as required.

•        Specimens of proposed labeling.

In adopting the Consolidated Appropriations Act, 2021, the COVID-19 relief bill that was signed on December 27, 2020, Congress amended the PACT Act to apply to e-cigarettes and all E-vapors, which has been interpreted to include Hemp-derived cannabinoid vapor products if they are delivered via aerosolizing devices. The legislation amends the PACT Act’s definition of “cigarette” to include ENDS, which is defined to include “any electronic device that, through an aerosolized solution, delivers nicotine, flavor, or any other substance to the user inhaling from the device. While “any other substance” is not explicitly defined, regulators have interpreted it to encompass vaporized Hemp-derived cannabinoids. This amendment prohibits mailing covered products through the United States Postal Service to consumers (with exceptions for certain business-to-business mailings) and requires reporting to federal and state agencies. These restrictions make it more difficult for a seller of E-vapors to sell the products in the United States.

The PACT Act requires any person who sells, transfers, or ships “cigarettes,” which is defined to include ENDS, which, as noted above, is very broadly defined, in interstate commerce for profit to, or who advertises or offers cigarettes or smokeless tobacco for such sale, transfer, or shipment to:

•        File a statement setting forth the name, address, phone number, email address, website address, with the U.S. Attorney General and the tobacco tax administrator of the State where shipment is being made or in which an advertisement or offer is disseminated;

•        On the 10th day of every month, file a memorandum or a copy of the invoice covering each and every shipment of “cigarettes” during the previous calendar month with the state tobacco tax administrator and, where there are also local taxes on cigarettes, with local/tribal official

•        Comply with (i) certain shipping requirements if using common carriers other than the Postal Service, such as FedEx or UPS (e.g., label requirements, weight restrictions, 21+ age verification on delivery, etc.), and (ii) recordkeeping requirements (e.g., detailed invoices covering every delivery sale, organized by the state, the city or town, and zip code into which the delivery sale is made); (iii) all state, local, tribal, and other laws generally applicable to sales of cigarettes, including: excise taxes, licensing and tax-stamping requirements; restrictions on sales to minors; and other payment obligations or legal requirements relating to the sale, distribution, or delivery of cigarettes or smokeless tobacco.

Importantly, neither the mail ban nor the other PACT Act’s “delivery sale” provisions apply to business-to-business shipments. Under a specific exception to the U.S. Postal Service mail ban, tobacco products may be mailed for business purposes between legally operating businesses that hold all required State and Federal Government licenses or permits and are engaged in the manufacturing, distribution, wholesale, export, import, testing, investigation, or research of tobacco products. To leverage this exception, a business must apply for and receive formal approval from the U.S. Postal Service.

Except for the mail ban, which took effect on October 21, 2021, pursuant to final guidance issued by the Postal Service, the amendment to the PACT Act took effect on March 28, 2021. The ban applies to cannabis and Hemp cannabinoid E-vapors that aerosolize liquids only. Further, the most commonly used carriers, FedEx and UPS, have recently announced that they would cease all deliveries of vapor products in the United States.

The other requirements of the PACT Act applicable to “delivery sellers” and “delivery sales” do not apply to business-to-business sales, as those terms involve delivery to “consumers.” The PACT Act defines “consumer” as “any person that purchases cigarettes or smokeless tobacco” and specifically excludes “any person lawfully operating as a manufacturer, distributor, wholesaler, or retailer of cigarettes or smokeless tobacco.

Starting on February 6, 2020, the FDA has prioritized for immediate enforcement against: (i) flavored, cartridge-based ENDS products (other than tobacco- or menthol-flavored ENDS products), and (ii) any flavored ENDS products (including tobacco and menthol flavors) that are targeted at minors. Several states in the United States have imposed temporary emergency flavor bans on ENDS products, and a few of these bans have been enjoined by courts while several have become permanent. Two states and the District of Columbia have also enacted permanent prohibitions on the sale of flavored ENDS products. Flavor bans are not the same as a total ban on e-cigarettes, and none of the states in the U.S. have imposed a total ban on e-cigarettes.

Our self-branded vaping systems are not affected by the flavor bans. The flavor bans are mainly aimed at ENDS products that are sold with pre-filled non-tobacco flavored or non-menthol-flavored cartridges, and our self-branded products do not contain any pre-filled cartridges.

Hemp Regulation

The passage of the 2018 Farm Bill materially changed federal laws governing Hemp by removing Hemp from the U.S. CSA and establishing a federal regulatory framework for Hemp production. Among other changes, the 2018 Farm Bill: (a) explicitly amended the U.S. CSA to exclude all materials (including its CBDs, derivatives, and extracts) containing a THC concentration of not more than 0.3% on a dry weight basis; (b) allows the commercial production and sale of Hemp in interstate commerce; and (c) the USDA as the primary federal agency regulating the cultivation of Hemp in the U.S., while allowing states to adopt their own plans to regulate the same.

The 2018 Farm Bill also creates a specific exemption from the U.S. CSA for THC found in Hemp. By defining Hemp to include its “cannabinoids, derivatives, and extracts,” the DEA no longer has regulatory authority to interfere with the interstate commerce of Hemp products, so long as the DEA determines such products to meet the definition of Hemp as amended by the 2018 Farm Bill and the Hemp and its derivatives were grown and processed by a person holding a license issued by either (i) the USDA or (ii) in a state with a USDA-approved Hemp plan, the applicable state agency. The provisions of the 2018 Farm Bill governing Hemp must be renewed by the U.S. Congress and are subject to amendment during this reauthorization process.

Despite the passing of the 2018 Farm Bill, without additional federal clarification, there remains ambiguity as to which products are considered lawful under federal laws in the United States, including, without limitation: (a) products containing CBD; and (b) products containing Delta-8. Much of this ambiguity is due to federal laws and regulations other than the 2018 Farm Bill and/or the U.S. CSA, including, without limitation, the DEA IFR (as defined below), the FDCA (as defined below), and the Federal Analogue Act, and the enforcement priorities (or lack thereof) of the federal agencies tasked with enforcing such laws and regulations.

On August 21, 2020, the DEA issued the DEA IFR concerning implementation of the 2018 Farm Bill. Even though the 2018 Farm Bill removed Hemp and THC in Hemp from scheduling under the U.S. CSA, the DEA IFR purports to clarify that material that exceeds 0.3% THC remains controlled in Schedule I of the U.S. CSA. Additionally, the DEA IFR states that the 2018 Farm Bill does not impact the control status of synthetically derived THC, for which the DEA claims that the amount of THC is not a determining factor in whether the material is a controlled substance. “Synthetically derived” is not defined in the DEA IFR. In a public presentation in May of 2023, the Chief of DEA’s Drug and Chemical Evaluation Section stated that the DEA intends to propose new rules clarifying which types of cannabinoids are synthetic cannabinoids and therefore are prohibited controlled substances. As of the date of the prospectus, no such rules have been proposed or adopted.

The 2018 Farm Bill preserves the authority and jurisdiction of the FDA, under FDCA, to regulate the manufacture, marketing, and sale of food, drugs, dietary supplements, and cosmetics, including products that contain extracts from Hemp, such as Hemp-derived CBD and THC. The FDA has issued policy statements expressing concerns about Delta-8’s psychoactive and intoxicating effects; noting that products containing Delta-8 have not been evaluated or approved by the FDA for safe use and may be marketed in ways that put the public health at risk; and highlighting that it has received adverse event reports involving products containing Delta-8. The FDA has sent warning letters citing its prohibition on the sale or marketing of dietary supplements or foods containing CBD primarily to CBD companies who manufacture or sell CBD products that create severe health and safety risks by making disease claims (i.e., claims suggesting that a product is intended to treat, cure, or prevent diseases and ailments and/or affect the structure or function of the body) or structure/function claims (i.e., intended to affect the structure or any function of the body), such as a product’s purported ability to treat or cure serious diseases and conditions like COVID-19, cancer, or diabetes. The FDA has sent similar letters to companies for selling products containing Delta-8 THC. By contrast, the FDA has not generally enforced against CBD companies (or Delta-8 THC companies) with respect to companies whose CBD products (or Delta-8 THC products) are devoid of such claims. Beyond this scope, to date neither the FDA nor the DEA has pursued widespread enforcement of their positions on Hemp cannabinoid products, which are in conflict with the 9th Circuit Court of Appeals’ AK Futures decision. these federal agencies’ interpretation of federal law.

The Continuing Appropriations, Agriculture, Legislative Branch, Military Construction and Veterans Affairs, and Extensions Act, 2026, H.R.5371, or the 2026 Federal Appropriation Bill, was signed into law on November 12, 2025 and will become effective on November 12, 2026. The 2026 Federal Appropriations Bill was signed into law on November 12, 2025 and will become effective on November 12, 2026. The 2026 Federal Appropriation Bill, among other things, revises the legal definition of Hemp, as follows:

(iv)   any final hemp-derived cannabinoid products containing —

(I)     cannabinoids that are not capable of being naturally produced by a Cannabis sativa L. plant;

(II)    cannabinoids that —

(aa)   are capable of being naturally produced by a Cannabis sativa L. plant; and

(bb)  were synthesized or manufactured outside the plant; or

(III)  greater than 0.4 milligrams combined total per container of —

(aa)   total tetrahydrocannabinols (including tetrahydrocannabinolic acid); and

(bb)  any other cannabinoids that have similar effects (or are marketed to have similar effects) on humans or animals as a tetrahydrocannabinol (as determined by the Secretary of Health and Human Services).

Based on the revised definition of Hemp under the 2026 Federal Appropriations Bill, pursuant to Section (iv)(II) above, the legal definition of Hemp now excludes, and therefore reclassifies as Schedule 1 marijuana, Delta-8 THC products, which will prohibit the sale of these products.

Any and all Company products that no longer satisfy the legal definition of Hemp as of November 12, 2026, or the Future Excluded Products, will be destroyed prior to November 12, 2026 to ensure compliance with applicable law.

We are currently offering Future Excluded Products to our customers, which is and will be legally permissible under the 2026 Federal Appropriations Bill until November 12, 2026. Upon its effectiveness on November 12, 2026, the 2026 Federal Appropriations Bill will prohibit our sale of such products.

For the foregoing reasons, the nature of our involvement in the U.S. Hemp product industry may subject us to heightened scrutiny by regulators, stock exchanges, clearing agencies, and other authorities. There can be no assurance that such heightened scrutiny will not, in turn, lead to the imposition of certain restrictions on our ability to operate in the U.S. or any other jurisdiction.

Europe

The European Commission issued the Tobacco Products Directive (the “TPD’’), which has been entered into force on May 19, 2014 and became applicable in the EU Member States on May 20, 2016. Under the TPD, an e-cigarette is widely defined as a product that can be used for, including all types of vaping devices, HNB devices and their respective components, the consumption of nicotine-containing vapor via a mouthpiece, or any component of that product. The TPD regulates e-cigarettes on five main aspects: (i) the information to be provided by the manufacturer and/or distributor, (ii) the advertising and promotion, (iii) safety issues and warnings, (iv) product presentation, and (v) provisional measures in case of suspected risk. Member states of the European Union are required to ensure that advertisements for any tobacco related product are prohibited, unless the advertisement is specifically targeted at professionals specializing in the electronic cigarettes trading. Moreover, no promotion whatsoever shall be made as to those devices with an intention (direct or indirect) to promote electronic cigarettes.

The sale of Hemp cannabis E-vapors for recreational (as contrasted with medical) use is illegal in the European Union, although we believe that a market is developing, particularly in Germany, where the new coalition government stated clearly that it is introducing the controlled supply of recreational cannabis to adults in licensed shops.

United Kingdom

The Medicines and Healthcare products Regulatory Agency (“MHRA”) is the authority for a notification scheme for e-cigarettes and refill containers in Great Britain and Northern Ireland and is responsible for implementing the majority of provisions under Part 6 of the Tobacco and Related Products Regulations (“TRPR”) and the Tobacco Products and Nicotine Inhaling Products (Amendment) (EU Exit) Regulations 2020.

The TRPR introduced rules which ensure:

•        minimum standards for the safety and quality of all e-cigarettes and refill containers (otherwise known as e-liquids)

•        that information is provided to consumers so that they can make informed choices

•        an environment that protects children from starting to use these products.

The requirements:

•        restrict e-cigarette tanks to a capacity of no more than 2ml

•        restrict the maximum volume of nicotine-containing e-liquid for sale in one refill container to 10ml

•        restrict e-liquids to a nicotine strength of no more than 20mg/ml

•        require nicotine-containing products or their packaging to be child-resistant and tamper evident

•        ban certain ingredients including colorant, stimulants and any carcinogenic, mutagenetic or reprotoxic elements

•        include new labelling requirements and warnings in line with the Classification, Labelling & Packaging regulations of the European Union

•        require all e-cigarettes and e-liquids be notified to the MHRA before they can be sold.

The Tobacco Products and Nicotine Inhaling Products (Amendment) (EU Exit) Regulations 2020 explains the changes from a policy perspective:

The 2020 Regulations sets out the requirements for new products to be notified from January 1, 2021. This will mean that:

•        Producers placing products on the Northern Ireland market will be required to notify using the EU Common Entry Gate (EU-CEG) system for the notification of tobacco and e-cigarette products.

•        Producers placing products on the Great Britain market will be required to notify on the Great Britain domestic system.

•        Notifiers will be required to pay one fee if they notify in relation to placing products on one of the Great Britain or Northern Ireland markets and the same one fee if they notify in relation to placing products on the two markets.

A producer is anyone who manufactures or imports these products or who re-brands any product as their own.

Part 6 of the Tobacco and Related Products Regulations 2016 sets out the requirements for e-cigarettes and refill containers.

Producers must submit information about their products to the MHRA through the MHRA Submission Portal and European Common Entry Gate (EU-CEG) notification portal for UK wide supply.

Under the TRPR, it is the responsibility of the producer to ensure that their products comply with the TRPR requirements. We check notifications submitted for completeness and verify TRPR compliance with producers. Where this review has been completed, the compliance status of products is recorded as ‘declared’ to indicate that the notification is complete, and the product has been declared compliant by the producer.

Producers of new e-cigarette and refill container products must submit a notification to the MHRA six months before they intend to put their product on the market in Great Britain and/or Northern Ireland. Once the notification has been published on the MHRA website, producers can launch the product in the notified region. A product which has been substantially modified will count as a new product and must also follow this process. Further information regarding what qualifies as a substantial modification can be found in the guidance on submission type below.

The TRPR does not include any requirements as to where testing of e-cigarettes and refill containers has to take place nor has any international testing standards been established. The notifier will need to be satisfied as to the standards of any testing carried out as they have to submit a declaration that they bear full responsibility for the quality and safety of the product when placed on the market and used under normal or reasonably foreseeable conditions.

The sale of cannabis products is illegal in the United Kingdom.

Other requirements for e-cigarettes

Replacement e-cigarette parts that could contain nicotine only require notification if they have not already been notified as part of a device or e-cigarette kit. Identical replacement parts that have already been notified as part of another notified e-cigarette product do not need to be separately re-notified if it is clear on the labelling what notified product the part is for. Any non-identical replacement part, particularly one that alters the consumer safety profile of a product (for example by changing its refill capacity), would require a separate notification.

The Conformitè Europëenne (“CE”) Mark is defined as the European Union’s (“EU”) mandatory conformity marking for regulating the goods sold within the European Economic Area (“EEA”) since 1985. The CE marking represents a manufacturer’s declaration that products comply with the EU’s New Approach Directives. These directives not only apply to products within the EU but also for products that are manufactured in or designed to be sold in the EEA. This makes the CE marking recognizable worldwide even to those unfamiliar with the EEA.

Regulations Relating to Privacy and Security

We are or may become subject to a variety of laws and regulations in the United States and abroad regarding privacy, data security, cybersecurity and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous United States federal, state, and local laws and regulations and foreign laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions. To the extent that we deal with the public and obtain private information on our computer system, we would be subject to these laws. To the extent that we conduct internet sales, we may be subject to these laws.

In June 2018, California adopted the California Consumer Privacy Act (“CCPA”), which became effective in 2020. Under the law, any California consumer has a right to demand to see all the information a company has saved on the consumer, as well as a full list of all the third parties that data is shared with. The consumer also has the right to request that we delete the information it has on the consumer. The CCPA broadly defines “protected data.” The CCPA also has specific requirements for companies subject to the law. The CCPA provides for a private right of action for unauthorized access, theft or disclosure of personal information in certain situations, with possible damage awards of $100 to $750 per consumer per incident, or actual damages, whichever is greater. The CCPA also permits class action lawsuits. To the extent that we sell products to consumers through our website or otherwise on the Internet, we may be subject to the CCPA as well as other consumer protection laws.

The European Union Parliament approved a new data protection regulation, the GDPR, which came into effect in May 2018. The GDPR includes operational requirements for companies that receive or process personal data of residents of the EEA. The GDPR imposes significant penalties for non-compliance. Although we do not conduct any business in the EEA, in the event that residents of the European Economic Area access our website and input protected information, including information provided in ordering through our website, we may become subject to provisions of the GDPR.

We are also subject to laws restricting disclosure of information relating to our employees. We strive to comply with all applicable laws, policies, legal obligations, and industry codes of conduct relating to privacy, data security, cybersecurity and data protection. However, given that the scope, interpretation, and application of these laws and regulations are often uncertain and may be conflicting, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us or our third-party service-providers to comply with our privacy or security policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation, or negative publicity, and could have an adverse effect on our business and operating results. We cannot assure you that this insurance will cover or satisfy any claim made against us or adequately cover any defense costs we may incur.

Management

Directors and Executive Officers

The following table provides information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Mr. Jian Hua	56	Chief Executive Officer and Chairman of Board of Directors
Ms. Lina Song	47	Director and Chief Technology Officer
Ms. Fei Xu	45	Director and General Manager
Mr. Joel Adalberto Gallo*	53	Independent Director and Chair of the Audit Committee
Mr. Douglas Bruce Noyes*	65	Independent Director and Chair of the Nominations Committee
Mr. Peter Shihkai Su*	48	Independent Director
Dr. James Jiayuan Tong*	52	Independent Director and Chair of the Compensation Committee
Ms. Hua Yao	50	Chief Financial Officer
Mr. Weilin Ye	35	Deputy Chief Financial Officer
Mr. Johnathan Tsiho Lin	44	Chief Operating Officer and Human Resource Manager

____________

*        Has accepted our independent director appointment effective upon the SEC’s declaration of effectiveness of our registration statement on Form S-1, of which this prospectus forms a part.

Mr. Jian Hua has served as the CEO and a director of our Company since January 2024 and May 2024, respectively. He has also served as the chairman of our board of directors since November 2024. With over 20 years of experience in the research and development as well as enterprise operation and management in multi-disciplinary positions, Mr. Hua has an in-depth and thorough understanding of biology, medical devices, and healthcare industries. He currently also serves as the chairman of the board of Shenzhen Feellife and Shenzhen LFS, which he founded, since January 2013 and September 2009, respectively. In addition, Mr. Hua joined Shenzhen Topsee Industrial Co., Ltd., a National Equities Exchange and Quotations (“NEEQ”) listed company (stock code: 832042) in China in 2006, where he has served as a director and the general manager from November 2006 to February 2022 and from November 2006 to January 2022, respectively. Mr. Hua is an experienced technical expert and owns more than 20 patents. Mr. Hua received the degree of master of business administration from Dalian University of Technology in China in 2018, the degree of doctorate of business administration in management (DBA) from INSEEC Business School in France in 2015, the diploma of professional doctorate in applied economics from University of Versailles in France in 2014.

Ms. Lina Song has served as a director and chief technology officer of our Company since May 2024. Ms. Song has more than 20 years of working experience in chemical industry and inhalation industry. She has also served as a director and the general manager of Shenzhen Feellife since September 2009. Ms. Song served as the testing supervisor of Hengchan Coating Co., Ltd. from November 2004 to August 2009. Prior to that, Ms. Song served as a chemical analysist at Guangdong Zhaoqing Sapphire Rare Metal Co., Ltd. from June 2003 to October 2004. Ms. Song obtained the bachelor’s degree in chemical engineering and process from Central South University in China in 2003.

Ms. Fei Xu has served as a director and the general manager of our Company since May 2024 and July 2016, respectively. Ms. Xu has more than 20 years of working experience in chemical industry and inhalation industry. She has also served as the general manager of Shenzhen LFS since July 2016. Ms. Xu served as a financial manager of Shenzhen Topsee Industrial Co., Ltd. from July 2015 to June 2016. Prior to that, Ms. Xu served as a financial manager of Shenzhen Jason Digital Technology Co., Ltd from March 2012 to June 2015. Ms. Xu obtained the bachelor’s degree in accounting from Shenzhen Open University in China in 2009 and has been studying in business administration in Tsinghua Shenzhen International Graduate School in China since August 2022.

Mr. Joel Adalberto Gallo, our independent director, has worked in the fields of global banking, capital markets, asset management and technology for approximately 25 years. Mr. Gallo is currently the CFO of HD EDU in Shenzhen, China. He is also currently an independent director of Santech Holding, serving on Santech’s audit committee. From February 2021 to May 2023, Mr. Gallo served as the CFO of ETAO International Group. From April 2013 to December 2018, he co-founded and served as the principal of GLS Group LLC. From January 2011 to March 2013, he served as the director of financial services of Pricewaterhouse Coopers. Mr. Gallo holds a bachelor of science degree in management from Binghamton University, a master of arts degree in international relations from Tufts University, and a master of public administration degree from Columbia University. Mr. Gallo is also currently an adjunct professor in New York University — Shanghai and Shanghai University of Finance and Economics.

Mr. Douglas Bruce Noyes, our independent director, has served in several managerial positions in the manufacturing industry for approximately 33 years. He is currently the director of manufacturing & continuous improvement at PCI, a company in the aerospace/defense, medical, commercial, and oil & gas industries. From June 2012 to November 2022, he served as the director of global operations of OK International. From December 2009 to May 2012, he served as the director of manufacturing of Quallion LLC. From December 2008 to November 2009, Mr. Noyes served as the interim director of operations at Anodyne Medical. From February 2006 to November 2008, he served as the general manager of Phillips Industries. Mr. Noyes holds a bachelor of arts degree in business administration.

Mr. Peter Shihkai Su, our independent director, has served in the banking field for 18 years in a managerial capacity. He is currently the director of specialty banking in Hanover Bank, being responsible of for all aspects of launching a de novo cannabis program working with internal and external stakeholders. From November 2021 to April 2023, he served as the national relationship manager of Green Check Verified, during which he consulted with financial institutions around the United States. From June 2021, Mr. Su served as the first vice president of East West Bank. From July 2019 to June 2021, he served as the vice president of the Dume Community (BNB) Bank. Mr. Su holds a bachelor’s degree from Stony Brook University.

Dr. James Jiayuan Tong, our independent director, has worked in managerial and directorial capacities in the finance and investment sector for approximately 18 years. Dr. Tong led the strategic developments of ThorBay Holdings as its founder, specializing on alternative investments, pre-IPO strategies, healthcare innovations, modernized farming assets development, automation and operation. He is also currently serving as the board director and the chair of the compensation committee of Horizon Space II, a special purpose acquisition corporation. From September 2019 to February 2022, Dr. Tong served as the director and the venture partner of Korean Investment Partners. From September 2016 to June 2019, Dr. Tong served as the chief executive officer and the director of Bison Capital Acquisition Corp, US. Earlier in his career, Dr. Tong held multiple executive positions as a venture partner and chief financial officer in public and private companies. Dr. Tong also specializes in hospital development and management. Dr. Tong’s experience covers corporate finance, SEC compliance, cross-border mergers and acquisitions. Dr. Tong earned his M.D. from Peking University Health Science Center in 1996 and Ph.D. in Neurobiology and Behavior from Cold Spring Harbor Laboratory and Stony Brook University in 2001.

Ms. Hua Yao has served as the CFO of our Company since March 2024. Ms. Yao has approximately five years of financial experience across various industries. She has also served as the chief financial officer of PAPA Health Inc. since November 2022. She served as the finance manager at Parler Inc, a high-tech social media company, from April 2022 to August 2023, and at Dynascale Inc, a prominent cloud services provider, from April 2022 to August 2023. From April 2021 to August 2022, Ms. Yao also served as assistant controller at Plump Engineering Inc. from May 2021 to April 2022, where she was in charge of optimizing the financial processes. She served as a senior accountant at BEST Inc., a New York Stock Exchange (“NYSE”) listed company (ticker symbol: BEST), where she was responsible for ensuring precise financial reporting and regulatory compliance from October 2019 to May 2021.

Mr. Weilin Ye has served as the Deputy CFO and the financial manager of our Company since May 2024 and December 2022, respectively. He has approximately ten years of financial experience in accounting and auditing. Prior to joining us, Mr. Ye served as a project manager at RSM China (Shenzhen) from July 2021 to November 2022, as the financial manager at LPG Division, China Gas Holdings Group Limited from August 2018 to June 2021, and as the senior auditor at BDO China (Shenzhen) from October 2015 to July 2018. Mr. Ye obtained his bachelor degree in management from Guangdong Polytechnic Normal University in China in 2014. Mr. Ye became a member of The Chinese Institute of Certified Public Accountants in 2017.

Mr. Johnathan Tsiho Lin has served as the Chief Operating Officer and the Human Resource Manager of our Company since June 2024 and August 2023, respectively. Prior to joining us, Mr. Lin served as a supervisor of human resource department at Huanqiu Corp. from September 2010 to February 2022, as the managing director at Mr. English LCC from April 2011 to April 2018, as a part-time social science instructor at Tsinghua University in China from August 2009 to May 2010, and as a part-time market analyst at Savills LLC. Mr. Lin obtained his bachelor degree in political science from University of California, Los Angeles in 2005 and obtained the degree of master of business administration from Tsinghua University in China in 2013.

Board of Directors

Our board of directors will consist of six directors upon the SEC’s declaration of effectiveness of our registration statement on Form S-1, of which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to any separate requirement for audit committee approval under applicable law or the Listing Rules of the Nasdaq Stock Market and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, arrangement or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract, proposed contract, arrangement or transaction is considered, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him at or prior to its consideration and any vote in that matter. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

We will be deemed to be a “controlled company” under the Nasdaq listing rules. For so long as we remain a controlled company under this definition, we are not required to comply with certain of Nasdaq’s corporate governance requirements and are permitted to rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our Board must be independent directors.

Committees of the Board

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominations committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Joel Adalberto Gallo, Douglas Bruce Noyes and James Jiayuan Tong, and will be chaired by Joel Adalberto Gallo. Joel Adalberto Gallo, Douglas Bruce Noyes and James Jiayuan Tong satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the Nasdaq Capital Market and SEC requirements. Our board of directors has also determined that each of Joel Adalberto Gallo and James Jiayuan Tong qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•        reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•        discussing the annual audited financial statements with management and our independent registered public accounting firm;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting periodically with the management and our internal auditor and our independent registered public accounting firm;

•        reporting regularly to the full board of directors;

•        reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•        such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee.    Our compensation committee will consist of Joel Adalberto Gallo, Douglas Bruce Noyes and James Jiayuan Tong, and will be chaired by James Jiayuan Tong. Joel Adalberto Gallo, Douglas Bruce Noyes and James Jiayuan Tong satisfy the “independence” requirements of Section 303A of the Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•        reviewing and approving to the board with respect to the total compensation package for our chief executive officer;

•        reviewing the total compensation package for our employees and recommending any proposed changes to our management;

•        reviewing and recommending to the board with respect to the compensation of our directors;

•        reviewing annually and administering all long-term incentive compensation or equity plans;

•        selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•        programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominations Committee.    Our nominations committee will consist of Joel Adalberto Gallo, Douglas Bruce Noyes and James Jiayuan Tong, and will be chaired by Douglas B. Noyes. Joel Adalberto Gallo, Douglas Bruce Noyes and James Jiayuan Tong satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominations committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominations committee will be responsible for, among other things:

•        identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•        reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Terms of Directors and Executive Officers

Our directors are elected for a term of one year, until the next annual meeting of stockholders and until their successors are elected and qualified. Pursuant to our bylaws, our officers serve at the pleasure of the board of directors subject to any rights they may have pursuant to employment agreements and applicable law.

Executive Compensation

The summary compensation table below shows certain compensation information for services rendered in all capacities for the years ended December 31, 2025 and 2024, respectively, to our chief executive officer, chief financial officer and the three most highly paid executive officers other than the chief executive officer and the chief financial officer (the “Named Executive Officers”):

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Jian Hua,	2024	65,133	—	—	—	—	—	—	65,133
CEO and Director(1)(2)(3)	2025	32,965	—	—	—	—	—	—	32,965
Hua Yao,	2024	88,320	—	—	—	—	—	—	88,320
CFO	2025	112,244	—	—	—	—	—	—	112,244
Lina Song	2024	178,479	—	—	—	—	—	—	178,479
Director and CTO(1)(2)(4)	2025	181,523	—	—	—	—	—	—	181,523
Fei Xu,	2024	71,345	—	—	—	—	—	—	71,345
Director and General Manager(1)(2)(5)	2025	70,029	—	—	—	—	—	—	70,029
Weilin Ye,	2024	51,167	—	—	—	—	—	—	51,167
Deputy CFO(1)(2)	2025	47,002	—	—	—	—	—	—	47,002

____________

Notes:

(1)      The compensation in the table for the years ended December 31, 2025 and 2024 reflects compensation paid by Shenzhen Feellife, our related party, and Papa Health Inc. prior to the date it was transferred to us.

(2)      The compensations of Mr. Hua, Ms. Song, Ms. Xu and Mr. Ye are paid in Renminbi and converted into U.S. dollars at the average exchange rates of RMB7.1429 to $1.00 and RMB7.1957 to $1.00 in 2025 and 2024, respectively.

(3)      Mr. Hua is only compensated for his service as chief executive officer.

(4)      Ms. Song is only compensated for her service as chief technology officer.

(5)      Ms. Xu is only compensated for her service as general manager.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term, or a specified time period which will be automatically extended, unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information or trade secrets. Each executive officer has also agreed to disclose in confidence to us all inventions, intellectual and industry property rights and trade secrets which they made, discover, conceive, develop or reduce to practice during the executive officer’s employment with us and to assign to our company all of his or her associated titles, interests, patents, patent rights, copyrights, trade secret rights, trademarks, trademark rights, mask work rights and other intellectual property and rights anywhere in the world which the executive officer may solely or jointly conceive, invent, discover, reduce to practice, create, drive, develop or make, or cause to be conceived, invented, discovered, reduced to practice, created, driven, developed or made, during the period of the executive officer’s employment with us that are either related to our business, actual or demonstrably anticipated research or development or any of our products or services being developed, manufactured, marketed, sold, or are related to the scope of the employment or make use of our resources. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officers, managers, consultants or employees.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Principal Stockholders

The following table sets forth information concerning the beneficial ownership of our shares of common stock as of the date of this prospectus by:

•        each of our directors and executive officers; and

•        each person known to us to beneficially own more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares of Common Stock Beneficially Owned Prior to This Offering						Shares of Common Stock Beneficially Owned After This Offering						% of Aggregate Voting After This Offering(2)
	Class A Common Stock				Class B Common Stock		Class A Common Stock				Class B Common Stock
	Number		%		Number	%	Number		%(1)		Number	%(1)
Directors and Executive Officers(3):
Jian Hua(4)	5,255,360		68.84%		12,365,440	100.00%	5,255,360		46.16%		12,365,440	100.00%	91.63%
Lina Song	—		—		—	—	—		—		—	—	—
Fei Xu	71,318	(5)	0.93	%(5)	—	—	71,318	(5)	0.63	%(5)	—	—	0.10%
Joel Adalberto Gallo	—		—		—	—	—		—		—	—	—
Douglas Bruce Noyes	—		—		—	—	—		—		—	—	—
Peter Shihkai Su	—		—		—	—	—		—		—	—	—
James Jiayuan Tong	—		—		—	—	—		—		—	—	—
Hua Yao	—		—		—	—	—		—		—	—	—
Weilin Ye	—		—		—	—	—		—		—	—	—
Johnathan Tsiho Lin	—		—		—	—	—		—		—	—	—
All Directors and Executive Officers as a Group	5,326,678		69.77%		12,365,440	100.00%	5,326,678		46.79%		12,365,440	100.00%	91.73%

Principal Stockholders:
Jian Hua	5,255,360		68.84%		12,365,440	100.00%	5,255,360		46.16%		12,365,440	100.00%	94.53%
FL MEDICAL LTD(6)	—		—		12,365,440	100.00%	—		—		12,365,440	100.00%	84.45%
Joincare Healthcare Technology Ltd(7)	2,729,500		35.75%		—	—	2,729,500		22.19%		—	—	3.73%
FL GLOBE LTD(8)	2,525,860		33.08%		—	—	2,525,860		23.98%		—	—	3.45%

____________

(1)      The percentage of ownership after the offering is based on 21,500,000 shares of common stock outstanding immediately after the offering, and assumes the over-allotment option is not exercised.

(2)      The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our shares of Class A common stock and shares of Class B common stock. Each share of Class A common stock shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company. Each share of Class B common stock shall entitle the holder thereof to five votes on all matters subject to vote at general meetings of the Company.

(3)      The business address for our directors and executive officers of the Company is 202 North California Ave, City of Industry, CA 91744.

(4)      Represents shares beneficially owned by Mr. Jian Hua through FL MEDICAL LTD, Joincare Healthcare Technology Ltd and FL GLOBE LTD.

(5)      Represents shares beneficially owned by Ms. Fei Xu through FL GLOBE LTD.

(6)      Consists of 12,365,440 shares of Class B common stock directly held by FL MEDICAL LTD, a company incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Jian Hua. The business address for FL MEDICAL LTD is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(7)      Consists of 2,729,500 shares of Class A common stock directly held by Joincare Healthcare Technology Ltd, a company incorporated under the laws of the British Virgin Islands and previously known as PAPA TECHNOLOGY LTD, which is wholly owned by Mr. Jian Hua. The business address for Joincare Healthcare Technology Ltd is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(8)      Consists of 2,525,860 shares of Class A common stock directly held by FL GLOBE LTD, a company incorporated under the laws of the British Virgin Islands, of which Mr. Jian Hua is the largest shareholder holding 64.7% of the equity interests. The business address for Joincare Healthcare Technology Ltd is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

Certain Relationships and Related Party Transactions

The following are transactions from January 1, 2024 through December 31, 2025 between us, and enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, (a) us, (b) our directors; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling our activities of the Company, including senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Policies and Procedures for Related Person Transactions

Following completion of this offering, our audit committee will review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

•        whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

•        whether there are business reasons for the Company to enter into the related party transaction;

•        whether the related party transaction would impair the independence of an outside director;

•        whether the related party transaction or the approval of the related party transaction, would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

•        any pre-existing contractual obligations.

All of the transactions described in this section occurred prior to the adoption of the above policy.

Related Parties

The following are forth the major related parties and their relationships with us:

Names of the related parties	Relationship with the Company
Shenzhen Fanhuo Life Science Co., Ltd (“Shenzhen Feellife”)	Affiliate directly controlled by Principal shareholder of the Company
Shenzhen LFS Nebulizer Medical Co., Ltd. (“Shenzhen LFS”)	Affiliate directly controlled by Principal shareholder of the Company
Feel Life Co., Ltd (“Feel Life”)	Affiliate controlled by Shenzhen LFS
Cpresso, LLC (“Cpresso”)	Controlled by close family members of the Group’s CEO
FGP Group Inc. (“FGP”)	Controlled by close family members of the Group’s CEO
Vplus Health Inc. (“Vplus”)	Controlled by close family members of the Group’s CEO
Hooloo Lab Inc. (“Hooloo”)	Controlled by close family members of the Group’s CEO
FL MEDICAL LTD (“FL MEDICAL”)	Controlled by CEO of the Group
FL GLOBE LTD (“FL GLOBE”)	Controlled by CEO of the Group
Joincare Healthcare Technology Ltd (“Joincare”)	Controlled by FL MEDICAL
IOTA.INC (“IOTA”)	Controlled by CFO of the Group
FEELLIFE HOLDING LTD (“FEELLIFE HOLDING”)	Controlled by FL MEDICAL
Shenzhen LFS Medical Co., Ltd. (“Shenzhen LFSM”)	Affiliate directly controlled by Principal shareholder of the Company
Mr. Jian Hua	Chief Executive Officer and Director

Related Party Transactions with Shenzhen Feellife

The following table presents the amounts due to Shenzhen Feellife as of December 31, 2025 and 2024 and the transactions with Shenzhen Feellife for the years ended December 31, 2025 and 2024, respectively:

(a)         Amounts due to Related Parties

As of December 31, 2025 and 2024, amounts due to Shenzhen Feellife included payables for the purchase of consumable E-vapors, packaging materials, and mould equipment from Shenzhen Feellife. Additionally, based debit waiver agreement dated April 1, 2024, the Group transferred net balances from twelve other related parties to Shenzhen Feellife for centralized management and settlement. The total net amounts transferred under this agreement were $3,179,794 and $374,951 for the years ended December 31, 2025 and 2024, respectively, and the largest aggregate amount of principal outstanding at any time during each respective reporting period was $5.2 million, and $4.9 million. No interest was charged on the outstanding balance during any of the reported periods.

	As of December 31,
	2025	2024
Shenzhen Feellife	$2,026,444	$4,826,976
Mr. Jian Hua	1,341	—
	$2,027,785	$4,826,976

____________

The detailed transactions and balance transfers with each related party are as follows:

1.       Transactions with FGP:

As of December 31, 2025, and December 31, 2024, amounts due from FGP of nil and $1,150 were transferred to Shenzhen Feellife by the Group, respectively. There was no material transaction occurred between FGP and the Company for the years ended December 31, 2025 and December 31, 2024.

2.       Transactions with Cpresso:

As of December 31, 2025 and December 31, 2024, amounts due from Cpresso of nil and $44,981. There was no material transaction between Cpresso and the Company for the year ended December 31, 2025 and for the year ended December 31, 2024.

3.        Transactions with Vplus:

As of December 31, 2025 and December 31, 2024, amounts due form Vplus of $169,354 and $7,811 were transferred from Vplus to Shenzhen Feellife by the Group, respectively.

As of December 31, 2025, transferred trade receivables amounting to $1,133,824 due from Vplus to Shenzhen Feellife, by the Group. There was no material transaction between Vplus and the Company for the year ended December 31, 2024.

4.       Transactions with Shenzhen LFS:

As of December 31, 2025 and December 31, 2024, non-trade amounts due from Shenzhen LFS of $198,795 and $1,359,494 were transferred to Shenzhen Feellife by the Group, respectively.

As of December 31, 2025 and December 31, 2024, transferred trade receivables amounting to $1,371,340 due from Shenzhen LFS and trade payables amounting to $1,164,895 due to Shenzhen LFS to Shenzhen Feellife, by the Group, respectively.

For the ended December 31, 2025, there was a total of advance collection of $113,202 by Shenzhen LFS on behalf of the Group for product sales of the Group. For the year ended December 31, 2024, there was a total of advance collection of $1,390,714 by Shenzhen LFS on behalf of the Group for product sales of the Group.

5.       Transactions with Feel Life:

As of December 31, 2025 and December 31, 2024, amounts due from Feel Life of nil and $96,650 were transferred to Shenzhen Feellife by the Company, respectively. For the year ended December 31, 2024, the Group has a total amount of $117,650 for daily funds advance payment by the Group for Feel Life’s business operation purpose. There was no material transaction occurred between Feel Life and the Company for the year ended December 31, 2025.

6.       Transactions with Hooloo:

As of December 31, 2025, amounts due from Hooloo of $8,526 were transferred to Shenzhen Feellife by the Company.

As of December 31, 2024, amounts due from Hooloo of $21,950 is transferred to Shenzhen Feellife by the Company. There was no material transaction occurred between Hooloo and the Company for the years ended December 31, 2025 and 2024.

7.       Transactions with FL MEDICAL:

As of December 31, 2025 and December 31, 2024, amounts due from FL MEDICAL of $2,650 and $950 were transferred to Shenzhen Feellife by the Group, respectively. There was no material transaction occurred between Fl Medical and the Company for the year ended December 31, 2025 and 2024.

8.       Transactions with FL Globe:

As of December 31, 2025, and December 31, 2024, amounts due from FL Globe of $2,650 and $950 were transferred to Shenzhen Feellife by the Company. There was no material transaction occurred between Fl Globe and the Company for the year ended December 31, 2025 and for the year ended December 31, 2024.

9.       Transactions with Joincare:

As of December 31, 2025 and December 31, 2024, amounts due from Joincare of $2,650 and $950 were transferred to Shenzhen Feellife by the Company. There was no material transaction occurred between Joincare and the Company for the years ended December 31, 2025 and 2024.

10.     Transactions with IOTA:

As of December 31, 2025 and December 31, 2024, amounts due from IOTA of $226,118 and $1,310 were transferred to Shenzhen Feellife by the Group, respectively. There was no material transaction occurred between IOTA and the Group for the year ended December 31, 2025 and for the year ended December 31, 2024.

As of December 31, 2025, transferred trade receivables amounting to $29,768 due from IOTA to Shenzhen Feellife, by the Group. There was no material transaction between Vplus and the Company for the year ended December 31, 2025 and for the year ended December 31, 2024.

11.     Transactions with FEELLIFE HOLDING:

As of December 31, 2025 and December 31, 2024, amounts due from FEELLIFE HOLDING of $4,050 and $3,650 were transferred to Shenzhen Feellife by the Group, respectively. There was no material transaction occurred between FEELLIFE HOLDING and the Group for the year ended December 31, 2025 and for the year ended December 31, 2024.

12.     Transactions with FEELLIFE HEALTH:

As of December 31, 2025 and December 31, 2024, amounts due from FEELLIFE HEALTH of $1,000 and nil were transferred to Shenzhen Feellife by the Group, respectively. There was no material transaction occurred between FEELLIFE HEALTH and the Group for the year ended December 31, 2025 and for the year ended December 31, 2024.

13.     Transactions with Shenzhen LFSM:

As of December 31, 2025 and December 31, 2024, amounts due from Shenzhen LFSM of $29,069 and nil were transferred to Shenzhen Feellife by the Group, respectively. There was no material transaction occurred between Shenzhen LFSM and the Group for the year ended December 31, 2025 and for the year ended December 31, 2024.

14.     Transactions with Mr. Jian Hua:

As of December 31, 2025 and December 31, 2024, amounts due to Mr. Jian Hua of $1,341 and nil, respectively representing reimbursements for office expenses. There was no material transaction occurred between Mr. Jian Hua and the Group for the year ended December 31, 2025 and for the year ended December 31, 2024.

(b)         Transactions with Shenzhen Feellife

We entered into a mould purchasing agent contract with Shenzhen Feellife, effective from January 1, 2023 to December 31, 2027, pursuant to which, Shenzhen Feellife shall procure moulds on behalf of us and we shall pay Shenzhen Feellife the actual purchase amounts.

We also entered into a business process outsourcing service agreement with Shenzhen Feellife, effective from January 1, 2022 to December 31, 2026, pursuant to which, Shenzhen Feellife shall provide us with certain services, including product technology research and development, marketing, financial expertise, production management, business process design and operation, and we shall pay Shenzhen Feellife the service expenses as the consideration based on the actual salaries, other labor costs and operating costs incurred by Shenzhen Feellife in the ordinary course of performing the business process outsourcing service agreement. The payment is settled quarterly by PAPA Health.

	For the years ended December 31,
	2025	2024
Revenue generated from related parties
Vplus	$1,633,824	$—
IOTA	29,768	—
Shenzhen Feellife	4,289	12,621
	$1,667,881	$12,621
Purchase from related parties
Shenzhen Feellife	$2,709,567	$4,186,353
	$2,709,567	$4,186,353

	For the years ended December 31,
	2025	2024
Service expenses
Shenzhen Feellife(i)	$2,229,432	$2,240,245
	$2,229,432	$2,240,245

____________

(i)      On January 1, 2022, PAPA Health entered into a four-year business process outsourcing service agreement (“the Agreement”) with Shenzhen Feellife, pursuant to which Shenzhen Feellife was entitled to provide the business process outsourcing services including but not limited to product technology research and development, marketing, production management, etc. for PAPA Health’s business operation purpose. Pursuant to the Agreement, the service expense is calculated based on the actual salary, social security and other labor cost incurred by the staff arranged by Shenzhen Feellife and confirmed by PAPA Health, and the payment is settled quarterly by PAPA Health.

(c) Related parties’ non-trade transaction

	For the year ended December 31, 2025
	Fund advance	Repayment	Net amounts
Financial dealings
Vplus(ii)	$169,354	$—	$169,354
Shenzhen LFS(ii)	324,227	125,432	198,795
HOOLOO(ii)	8,580	54	8,526
FL Medical(ii)	2,650	—	2,650
FL Globe(ii)	2,650	—	2,650
Joincare(ii)	2,650	—	2,650
IOTA(ii)	235,136	9,018	226,118
FEELLIFE HOLDING(ii)	4,050	—	4,050
FEELLIFE HEALTH(ii)	1,000	—	1,000
Shenzhen LFSM(ii)	29,069	—	29,069
Mr. Jian Hua	997	2,338	(1,341)
Ms. Hua Yao	105	105	—
	$780,468	$136,947	$643,521

____________

(ii)     The aforesaid claims and debts arose from ordinary business non-trade transactions with related parties. The transfer of the net amounts is irrevocable, unsecured, without fixed terms, and interest-free. The net amounts transferred are also irrevocable, unsecured, without fixed terms, and interest-free.

Related Party Transactions with Cpresso, LLC

We have entered into a lease agreement with Cpresso, LLC, effective from January 1, 2021 to December 31, 2026, for a real estate property located in California. The following table presents the rental deposit due from Cpresso, LLC and the rental expenses paid to Cpresso, LLC.

(a)         Amounts due from Cpresso, LLC

	As of December 31,
	2025	2024
Rental deposit	$11,000	$11,000

(b)         Transactions with Cpresso, LLC

	For the years ended December 31,
	2025	2024
Rental expenses	$453,000	$96,000

Description of Capital Stock

Our authorized capital stock consists of a total of 160,000,000 shares of capital stock, comprised of (i) 150,000,000 shares of common stock, par value US$0.0001 per share, and among the common stock, 137,634,560 shares are designated as Class A common stock and 12,365,440 shares are designated as Class B common stock; and (ii) 10,000,000 shares of preferred stock, par value US$0.0001 per share.

Common Stock

As of the date of this prospectus, there are (i) 7,634,560 shares of Class A common stock outstanding and (ii) 12,365,440 shares of Class B common stock outstanding, which are held by seven stockholders. Shares of Class A common stock and Class B common stock have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the Company), share ratably and be identical in all respects and as to all matters, except that holders of our Class A common stock are entitled to one vote per share of Class A common stock on all matters that such holders are entitled to vote while holders of our Class B common stock are entitled to five votes per share of Class B common stock on all matters that such holders are entitled to vote. Except as otherwise provided by the Delaware General Corporate Law or by the resolution or resolutions of the board providing for the issue of any series of preferred stock and subject to the rights and privileges of such preferred stock, the holders of outstanding shares of common stock shall have the exclusive right to vote for the election and removal of directors and for all other purposes (including, without limitation, vote for effectuating certain fundamental corporate actions such as liquidation, merger or an amendment to our certificate of incorporation); provided that, the holders of common stock shall not be entitled to vote on any amendment to our certificate of incorporation (including any Preferred Stock Designation (as defined below)) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to our certificate of incorporation (including any Preferred Stock Designation) or the Delaware General Corporate Law. Holders of common stock do not have cumulative voting rights. Pursuant to our certificate of incorporation, the specific procedures for the election of directors, including the required quorum for stockholder meetings and the voting standards for director elections, are set forth in our bylaws. In the event of liquidation, dissolution or winding up of our company, either voluntarily or involuntarily, each outstanding share of the common stock is entitled to share equally in our assets legally available for distribution to our stockholders, subject to the rights of the holders of any series of preferred stock which may be issued and outstanding as of the time of such liquidation, dissolution or winding up.

Each share of Class B common stock shall be convertible into one (1) fully paid and nonassessable share of Class A common stock at the option of the holder thereof at any time upon written notice to the Company. The automatic conversion of Class B common stock upon a transfer becomes effective immediately prior to the closing of this public offering. On or after such time, each share of Class B common stock shall be automatically converted into one (1) fully paid and nonassessable share of Class A common stock upon the occurrence of a transfer (as defined in our certificate of incorporation) of such share of Class B common stock, other than a permitted transfer (as defined in our certificate of incorporation). In addition, each share of Class B common stock shall automatically convert into one (1) fully paid and nonassessable share of Class A common stock upon the date specified by the holders of a majority of the then outstanding shares of Class B common stock, voting as a separate class. Each share of Class B common stock that is converted pursuant to our certificate of incorporation shall be retired by the Company and shall not be reissued by the Company.

Holders of our common stock have no pre-emptive rights and there are no redemption provisions applicable to our common stock. They are entitled to receive dividends when and as declared by our board of directors, out of funds legally available therefore. We have not paid cash dividends in the past and do not expect to pay any within the foreseeable future.

Preferred Stock

The board of directors of the Company is authorized to provide by resolution or resolutions from time to time for the issuance, out of the authorized but unissued shares of preferred stock, of one or more series of preferred stock, without stockholder approval, by filing a certificate pursuant to the applicable law of the State of Delaware (the “Preferred Stock Designation”), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, the Company by way of merger, consolidation or other change of control transactions. The rights granted to the holders of a series of preferred stock could restrict or reduce payment of dividends on the common stock, dilute the voting power of the common stock, impair the rights to distribution of the holders of the common stock in a liquidation event or change of control event, and/or delay or prevent a change of control without further action by stockholders. As of the date of this prospectus, we have not issued and have no present plans to issue any shares of preferred stock.

Other Provisions of Our Certificate of Incorporation

Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware statutory or decisional law as it presently exists or may hereafter be amended, a director shall not be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this provision of the certificate of incorporation shall have any adverse effect on the liability or alleged liability of any of our directors for or with respect to any acts or omissions of such director occurring prior to such amendment.

Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware statutory or decisional law as it presently exists or may hereafter be amended, the Company may indemnify any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that the person is or was a director of the Company or any predecessor of the Company, or serves or served at any other enterprise as a director at the request of the Company or any predecessor to the Company. No amendment to, or modification or repeal of, this provision of the certificate of incorporation shall adversely affect any right or protection of a director of the Company existing hereunder with respect to any act or omission occurring prior to such amendment, modification, or repeal.

Our certificate of incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporate Law or our certificate of incorporation or bylaws (as either may be amended from time to time), or (4) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to this forum selection provision.

Delaware Law Provisions Relating to Business Combinations with Related Persons

We are subject to the provisions of Section 203 of the Delaware General Corporation Law statute which prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

SEC Policy on Indemnification for Securities Act liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent

The transfer agent for the common stock is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, telephone (212) 828-8436.

Shares Eligible For Future Sale

Prior to this offering, there was no established public trading market for our common stock. We cannot assure you that a liquid trading market for our common stock will develop on Nasdaq or be sustained after this offering. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Further, since a large number of our common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 21,500,000 shares of common stock outstanding (21,725,000 shares if the underwriters’ over-allotment option is exercised in full). All of the shares of common stock sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our shares of common stock in the public market could adversely affect prevailing market prices of our shares of common stock. Prior to this offering, there has been no public market for our shares of common stock, and while we intend to submit application for the shares of common stock to be listed on Nasdaq, we cannot assure you that a regular trading market will develop in the shares of common stock.

Lock-Up Agreements

Our officers, directors and all of our existing stockholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our common stock, or any securities convertible into or exchangeable or exercisable for our common stock, for a period of six months after the date of this prospectus without the consent of the Representative. After the expiration of the six-month period, the common stock held by our directors, executive officers and all of our existing stockholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our common stock outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•        1% of the then outstanding shares of common stock of the same class, immediately after this offering, this volume limitation will equal approximately: 88,846 shares of Class A common stock (or 90,721 shares of Class A common stock if the underwriters exercise their over-allotment option in full); or 123,654 shares of Class B common stock (the number of which is not affected by this offering); or

•        the average weekly trading volume of our shares of common stock on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Material U.S. Federal Income Tax Considerations to Non-U.s. Holders

The following is a general discussion of certain material United States federal income tax considerations of the ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below) that acquires our Class A common stock in this offering and holds our Class A common stock as a “capital asset” (generally, property held for investment). This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations and judicial and administrative authority, all of which are subject to change or differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could result in U.S. federal income tax consequences that differ from those discussed below. We have not sought any ruling from the IRS with respect to any of the U.S. federal income tax consequences discussed below and there can be no assurance that the IRS would not assert, or that a court would not sustain, positions contrary to those described in this discussion.

This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, dealers or traders in securities, tax-exempt organizations (including private foundations), taxpayers that have elected mark-to-market accounting, partnerships (or entities or arrangements classified as such for U.S. federal income tax purposes), other pass-through entities, and investors therein, regulated investment companies, real estate investment trusts, “qualified foreign pension funds” or entities wholly owned by “qualified foreign pension funds”, mutual funds, passive foreign investment companies, controlled foreign corporations, corporations that accumulate earnings to avoid U.S. federal income tax, foreign government or sovereign wealth fund, pension plans and tax-qualified retirement plans, persons that will hold our Class A common stock as part of a straddle, hedge, conversion, or other integrated transaction for U.S. federal income tax purposes, persons who hold or receive our Class A common stock pursuant to the exercise of any option or otherwise as compensation, expatriates or former long-term residents of the United States, or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ materially from those discussed below. This discussion does not discuss other U.S. federal tax consequences (e.g., estate or gift tax), any state, local, or non-U.S. tax considerations or the Medicare tax on net investment income, alternative minimum tax or the special tax accounting rules under Section 451(b) of the Code. In addition, this discussion is limited to investors that will hold our securities as “capital assets” (generally, property held for investment) under the Code, and that acquire our Class A common stock for cash pursuant to this prospectus. No ruling from the IRS has been or will be sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

As used in this discussion, the terms “non-U.S. holder” or “you” refer to a beneficial owner of our Class A common stock that for U.S. federal income tax purposes is neither a partnership (including any entity or arrangement treated as a partnership for such purposes) or other pass-through entity nor a “United States person” which term refers to any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•        an individual who is a citizen or resident of the United States (including certain former citizens and former long-term residents of the United States);

•        a corporation (or other entity or arrangement taxable for U.S. federal income tax purposes as a corporation) created or organized in or under the laws of the United States or any state or political subdivision thereof;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable U.S. Department of Treasury regulations (the “Treasury Regulations”) to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partner and the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership or other pass-through entity holding our Class A common stock, you are urged to consult your tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our Class A common stock through a partnership or other pass-through entity, as applicable.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX OR LEGAL ADVICE. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF PURCHASING, OWNING AND DISPOSING OF OUR SECURITIES, AS WELL AS THE APPLICATION OF ANY, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS.

Dividends

To the extent that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital that reduces a non-U.S. holder’s adjusted tax basis in our Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Class A common stock, the excess will be treated as gain from the disposition of our Class A common stock (the tax treatment of which is discussed below under “— Gain on Sale, Taxable Exchange or Other Disposition of our Class A Common Stock”).

Dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or successor form), as applicable, to the applicable withholding agent and satisfy applicable certification and other requirements.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

However, dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) generally will not be subject to U.S. federal withholding tax if the non-U.S. holder provides a properly executed IRS Form W-8ECI (or applicable successor form). Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax rates as if the non-U.S. holder were a U.S. person as defined under the Code. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Gain on Sale, Exchange or Other Disposition of our Class A Common Stock

Subject to the discussions of backup withholding and FATCA withholding taxes below, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale, exchange or other disposition of our Class A common stock unless:

•        the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code;

•        the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•        we are or have been a “United States real property holding corporation” (as described below) at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our Class A common stock is not regularly traded on an established securities market or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our Class A common stock, actually or constructively. There can be no assurance that our Class A common stock will be treated as regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. holder were a U.S. resident for U.S. federal income tax purposes. Any gain described in the first bullet point above of a non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable income tax treaty rate). Gain described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax. Non-U.S. holders are urged to consult their tax advisors regarding the above including the possible eligibility for benefits under income tax treaties.

If the third bullet point above applies to a non-U.S. holder and applicable exceptions are not available, gain recognized by such holder on the sale, exchange or other disposition of our Class A common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Class A common stock from such holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a United States real property holding corporation if the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not believe we currently are a United States real property holding corporation. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether we are or will become a U.S. real property holding corporation. Non-U.S. holders are urged to consult their tax advisors regarding the application of these rules.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder complies with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will generally apply to the proceeds of a sale or other disposition of our Class A common stock made within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption in order to avoid additional information reporting and backup withholding.

Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

FATCA

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), payments of dividends on and the gross proceeds of dispositions of common stock of a U.S. issuer paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed U.S. Treasury regulations promulgated by the Treasury Department, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “— Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Class A common stock.

Underwriting

Kingswood Capital Partners, LLC (“Kingswood”) is acting as the representative of the underwriters of this offering (the “Representative”). Under the terms and subject to the conditions contained in the underwriting agreement dated as of the date of this prospectus, each of the underwriters named below has severally but not jointly agreed to purchase, and we have agreed to sell to those underwriters, the number of shares of Class A common stock set forth opposite the underwriter’s name below:

Underwriters	Number of Shares
Kingswood Capital Partners, LLC	[ ]
[_________]	[ ]
Total	[ ]

The underwriting agreement provides that the underwriters must purchase all of the shares of common stock being sold in this offering if they purchase any of them. However, the underwriters are not required to take or pay for the shares of common stock covered by the underwriters’ option to purchase additional shares of common stock as described below.

Our shares of common stock are offered subject to a number of conditions, including: completion of satisfactory due diligence by Kingswood and its counsels and approval of the transaction by its management team; declaration of effectiveness of the Company’s registration statement; approval for listing of the Company’s Shares on a national exchange in the United States acceptable to Kingswood; and execution of the Underwriting Agreement and any other ancillary documents contemplated by the forgoing or deemed necessary by Kingswood.

Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

We have granted the Representative an option, exercisable for 45 days from the commencement of sales of this offering, to purchase up to an additional 15% of the total number of common stock to be offered at the initial public offering, on the same terms as the common stock sold in the offering. The Representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, the underwriters will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common stock as the number listed next to each underwriter’s name in the preceding table bears to the total number of common stock listed in the preceding table.

The Representative will initially offer the shares to the public at the initial public offering price set forth on the cover of this prospectus. The securities are offered by the Representative as stated herein, subject to receipt and acceptance by the Representative and subject to its right to reject any order in whole or in part.

Discounts and Expenses

The underwriting discounts and commissions are equal to 7% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to 562,500 shares of common stock, or 15% additional shares of common stock. Amounts are presented in US$.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
Public Offering Price	$4.00	$15,000,000	$17,250,000
Underwriting discount	$0.28	$1,050,000	$1,207,500
Proceeds to Us, Before Expenses	$3.72	$13,950,000	$16,042,500

We will also pay to the Representative by deduction from the net proceeds of the offering, a non-accountable expense allowance equal to 1% of the gross proceeds of the offering.

We will be responsible for and pay all expenses relating to this offering, including, without limitation, all filing fees and communication expenses relating to the registration of the securities of this offering (including the over-allotment securities) with the Securities and Exchange Commission (the “SEC”) and the filing of the offering materials with FINRA; all fees and expenses relating to the listing of such securities on such stock exchange as we and the Representative together determine; all reasonable fees, expenses and disbursements relating to background checks of our officers and directors; all fees, expenses and disbursements relating to the registration or qualification of such the Representative may reasonably designate (including, without limitation, all filing and registration fees), and stock exchange listing process to such counsel at the closing of this offering; or and a payment to cover all filing fees upon the commencement of work by such counsel (with the balance of such counsel fees and expenses to be due on the closing of this offering); the costs of all mailing and printing of the underwriting documents (including the underwriting agreement, any Blue Sky surveys and, if appropriate, any agreement among underwriters, selected dealers’ agreement, underwriters’ questionnaire and power of attorney), registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the Representative may reasonably deem necessary; the costs and expenses of the public relations firm referred; the costs of preparing, printing and delivering certificates representing such securities; fees and expenses of the transfer agent for the securities, and up to $15,000 fees and expenses for Depository Trust Company eligibility services to be provided by the Representative; stock transfer taxes, if any, payable upon the transfer of securities from us to the Representative; the fees and expenses of our accountants and the fees and expenses of our legal counsel and other agents and representatives. Upon the Representative’s request, we shall provide funds to pay all such fees, expenses and disbursements incurred by the Representative in advance. Notwithstanding the foregoing, any out-of-pocket expenses that the Representative seeks to be advanced or reimbursed by us pursuant to the engagement letter between us and the Representative, dated as of September 15, 2025 (the “Engagement Letter”), shall be subject to our written consent prior to such expenses being incurred. For the sake of clarity, it is understood and agreed that the maximum amount of legal fees, costs and expenses incurred by the Representative (including its engagement of legal counsel(s)) that we shall be responsible for shall not exceed $90,000 (inclusive of the Advances (defined below)) in the event that there is no closing of this offering, or $160,000 (inclusive of the Advances) in the event of the closing of this offering.

We have paid an advance of $45,000 to the Representative at the time of signing the Engagement Letter and an additional advance of $45,000 upon receipt of the first comment letter from the SEC following the execution of the Engagement Letter for the Representative’s anticipated out-of-pocket expenses (collectively, the “Advances”); any advance will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Previously, we paid an advance of $45,000 (the “Prior Advance”) to US Tiger Securities, Inc (the “Prior Underwriter”), the previous representative of underwriters, whose engagement was terminated on September 4, 2025, for their anticipated out-of-pocket expenses; any advance will be returned to us to the extent the Prior Underwriter’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). The Advance has been fully applied to the Prior Underwriter’s out-of-pocket expenses with $0 remaining.

For a period of two years from the closing of this offering, we will (i) furnish to the underwriters and distribute to our security holders an annual report and annual financial statements; (ii) furnish to the underwriters with copies of all filings with the SEC; and (iii) furnish to the underwriters with special security position reports and tracking reports as prepared by Depository Trust Company for a period of two years from the closing of this offering.

Listing

We have applied to have our shares of Class A common stock approved for listing/quotation on the Nasdaq Capital Market under the symbol “PAPA.” We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of shares in this firm commitment offering sufficient to satisfy applicable listing criteria, our shares of common stock will in fact be listed.

If our shares of common stock are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Indemnification

We have agreed to indemnify the Representative against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

Our officers, directors and 5% shareholders have agreed, subject to certain exceptions, to a “lock-up” for a period of six months after the date of this prospectus with respect to the shares of common stock that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of six months after the date of this prospectus, such persons may not offer, sell, pledge or otherwise transfer or dispose of, directly or indirectly, these securities without the prior written consent of the Representative. In addition, we, including any of our successors, have agreed for a period of six months from the date the SEC declares this registration statement effective, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock of the Company or any securities convertible into or exercisable or exchangeable for shares of common stock; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of common stock of the Company or any securities convertible into or exercisable or exchangeable for shares of common stock. The underwriters have no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the underwriters may base their decision on their assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the shares has been negotiated between us and the Representative. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. We offer no assurances that the offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more underwriters participating in this offering, or by their affiliates, and the underwriters may distribute prospectuses electronically. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and it should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the Representative may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock. Specifically, the Representative may sell more common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of common stock available for purchase by the Representative under the option to purchase additional shares of common stock. The Representative can close out a covered short sale by exercising the option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of common stock to close out a covered short sale, the Representative will consider, among other things, the open market price of common stock compared to the price available under the option to purchase additional shares of common stock. The Representative may also sell shares of common stock in excess of the option to purchase additional shares of common stock, creating a naked short position. The Representative must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the Representative is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

The Representative may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because such underwriter repurchases those shares of common stock in stabilizing or short covering transactions.

Finally, the Representative may bid for, and purchase, our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The Representative is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our shares of common stock on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The Representative and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Representative and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The Representative and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The Representative and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. The Representative and certain of its affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

Stamp Taxes

If you purchase common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions outside the United States

Notice to Prospective Investors in Australia

This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the shares of common stock has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the shares of common stock under this prospectus may only be made to persons: (i) to whom it is lawful to offer the shares of common stock without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the shares of common stock sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Notice to Prospective Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the Underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding Underwriter conflicts of interest in connection with this offering.

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 within, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Malaysia

The shares of common stock have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in China and the shares of common stock may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws, rules and regulations of China. For the purpose of this paragraph only, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Hong Kong

The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to our common stock be issued or may be in possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in the Republic of China (Taiwan)

The common stock has not been and will not be registered with the Financial Supervisory Commission of Taiwan, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

Notice to Prospective Investors in Indonesia:

This prospectus does not, and is not intended to, constitute a public offering in Indonesia under Law Number 8 of 1995 regarding Capital Market. This prospectus may not be distributed in the Republic of Indonesia and the common stock may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesia residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.

Notice to Prospective Investors in Vietnam:

This offering of common stock has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars. The common stock will not be offered or sold in Vietnam through a public offering and will not be offered or sold to Vietnamese persons other than those who are licensed to invest in offshore securities under the Law on Investment of Vietnam.

Notice to Prospective Investors in Thailand:

This prospectus does not, and is not intended to, constitute a public offering in Thailand. The common stock may not be offered or sold to persons in Thailand, unless such offering is made under the exemptions from approval and filing requirements under applicable laws, or under circumstances which do not constitute an offer for sale of the shares to the public for the purposes of the Securities and Exchange Act of 1992 of Thailand, nor require approval from the Office of the Securities and Exchange Commission of Thailand.

Notice to Prospective Investors in Korea:

The common stock may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The common stock has not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the common stock may not be resold to Korean residents unless the purchaser of the common stock complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of common stock.

Notice to Prospective Investors in Japan:

The shares of common stock offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares of common stock have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (1) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in New Zealand:

This document has not been registered, filed with, or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (New Zealand) (“FMCA”). This document is not a product disclosure statement under New Zealand law and is not required to, and may not, contain all the information that a product disclosure statement under New Zealand law is required to contain. The Securities are not being offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) other than to a person who is a “wholesale investor” within the meaning of clause 3(2) of Schedule 1 of the FMCA — that is, a person who:

•        is an “investment business” within the meaning of clause 37 of Schedule 1 of the FMCA;

•        meets the “investment activity criteria” specified in clause 38 of Schedule 1 of the FMCA;

•        is “large” within the meaning of clause 39 of Schedule 1 of the FMCA; or

•        is a “government agency” within the meaning of clause 40 of Schedule 1 of the FMCA.

The Securities are not being offered or sold to retail investors in New Zealand.

Notice to Prospective Investors in the European Economic Area:

The units are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the units or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the units or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Notice to Prospective Investors in the Cayman Islands:

No offer or invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

Legal Matters

We are being represented by Loeb & Loeb LLP with respect to the registration of our securities under the Securities Act. The validity of the Class A common stock offered by us in this offering will be passed upon for us by Loeb & Loeb LLP. The underwriters are being represented by Winston & Strawn LLP with respect to certain legal matters as to U.S. laws.

Experts

The consolidated financial statements as of and for the year ended December 31, 2025, have been audited by Tang Qian & Associates, PLLC, an independent registered public accounting firm, as stated in their report, given upon their authority as experts in auditing and accounting. The office of Tang Qian & Associates, PLLC is located at 800 Parker Square STE 215C, Flower Mound, TX 75028, USA.

The consolidated financial statements as of and for the year ended December 31, 2024, have been audited by OneStop Assurance PAC, an independent registered public accounting firm, as stated in their report. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting. The office of OneStop Assurance PAC is located at 10 Anson Road, #21-14 International Plaza, Singapore 079903.

Change in Registrant’s Certifying Accountant

On January 30, 2026, we dismissed OneStop Assurance PAC from its position as the principal independent accountant for Papa Medical Inc.

The audit report of OneStop Assurance PAC on our financial statements as of and for the year ended December 31, 2024 did not contain any adverse opinion or disclaimer of opinion or qualification. OneStop Assurance PAC did not, during the applicable period, advise Papa Medical Inc. of any of the enumerated items described in Item 304(a)(1)(iv) of Regulation S-K.

During the year ended December 31, 2024, there was no disagreement between OneStop Assurance PAC and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to its satisfaction, would have caused OneStop Assurance PAC to make reference to the subject matter of such disagreement in connection with its report. During the same period, there was no “reportable event,” as described in Item 304(a)(1)(v) of Regulation S-K.

We requested OneStop Assurance PAC to furnish a letter addressed to the Securities Exchange Commission stating whether or not OneStop Assurance PAC agrees with above statements pertaining to OneStop Assurance PAC. A copy of the letter is filed as exhibit 16.1 to the registration statement of which this prospectus is a part.

On January 30, 2026, we retained Tang Qian & Associates, PLLC to serve as our new independent public accounting firm.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of
PAPA Medical Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of PAPA Medical Inc. and its subsidiaries (collectively, the “Group”) as of December 31, 2025, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Tang Qian & Associates, PLLC
We have served as the Company’s auditor since 2026.
Dallas, Texas
March 19, 2026
PCAOB ID: 7080

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of
PAPA Medical Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of PAPA Medical Inc. and its subsidiaries (collectively, the “Group”) as of December 31, 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ OneStop Assurance PAC
We have served as the Company’s auditor from 2023 to 2026.
Singapore
June 27, 2025
PCAOB ID: 6732

PAPA MEDICAL Inc.
CONSOLIDATED BALANCE SHEETS

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Notes	As of December 31,
		2025	2024
ASSETS
Current assets:
Cash and cash equivalents		$1,170,789	$4,749,842
Accounts receivable, net	4	270,033	216,352
Inventories	5	6,287,512	7,429,293
Amounts due from related parties	11	11,000	11,000
Deferred offering cost		1,282,960	1,060,960
Prepayments and other current assets, net	6	617,702	1,213,818
Total current assets		9,639,996	14,681,265

Non-current assets:
Property, plant and equipment, net	7	1,113,609	1,551,063
Right-of-use assets	8	938,100	2,660,535
Deferred tax assets	13	472,162	259,448
Other non-current assets	9	246,240	263,250
Total non-current assets		2,770,111	4,734,296
Total assets		$12,410,107	$19,415,561

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		$1,030,470	$2,617,733
Taxes payable		30,707	27,989
Amounts due to related parties	11	2,027,785	4,826,976
Operating lease liabilities, current	8	1,262,994	1,041,197
Contract liabilities		2,778,185	4,949,717
Accrued expenses and other current liabilities	10	1,252,413	1,348,941
Total current liabilities		8,382,554	14,812,553

Non-current liabilities:
Operating lease liabilities, non-current	8	—	1,623,876
Total non-current liabilities		—	1,623,876
Total liabilities		$8,382,554	$16,436,429

Shareholders’ equity:
Class A Common stock ($0.0001 par value; 137,634,560 shares authorized; 7,634,560 shares issued and outstanding as of December 31, 2025 and 2024, respectively.*)		$763	$763
Class B Common stock ($0.0001 par value; 12,365,440 shares authorized; 12,365,440 shares issued and outstanding as of December 31, 2025 and 2024, respectively.*)		1,237	1,237
Additional paid-in capital		579,544	579,544
Retained earnings		3,446,009	2,397,588
Total shareholders’ equity		4,027,553	2,979,132
Total liabilities and equity		$12,410,107	$19,415,561

____________

*        The shares data is presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

PAPA MEDICAL Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Notes	For the years ended December 31,
		2025	2024
Revenues		$50,271,558	$37,719,270
Cost of revenues		(38,418,852)	(28,309,509)
Gross profit		11,852,706	9,409,761

Operating expenses:
Selling and marketing		(6,779,151)	(5,236,419)
General and administrative		(2,707,213)	(2,364,331)
Research and development		(1,079,209)	(773,921)
Total operating expenses		(10,565,573)	(8,374,671)

Operating income		1,287,133	1,035,090

Interest income, net		104,500	109,405
Other (loss)/gain, net		(129,473)	(206,527)
Income before income taxes		1,262,160	937,968
Income tax expense	13	(213,739)	(75,998)
Net income attributable to the Company’s shareholders		$1,048,421	$861,970

Earnings per share
Basic and diluted	12	0.05	0.04

Weighted average shares used in calculating net income per share*
Basic and diluted		20,000,000	20,000,000

____________

*        The shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

PAPA MEDICAL Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	Class A common stock*		Class B common stock*		Subscription Receivable	Additional paid-in capital	Retained earnings	Total Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2023	7,634,560	$763	12,365,440	$1,237	$(2,000)	$769,544	$1,535,618	$2,305,162
Net income	—	—	—	—	—	—	861,970	861,970
Capital contribution	—	—	—	—	2,000	—	—	2,000
Acquisition of subsidiary	—	—	—	—	—	(190,000)	—	(190,000)
Balance as of December 31, 2024	7,634,560	$763	12,365,440	$1,237	—	$579,544	$2,397,588	$2,979,132
Net income	—	—	—	—	—	—	1,048,421	1,048,421
Balance as of December 31, 2025	7,634,560	$763	12,365,440	$1,237	—	$579,544	$3,446,009	$4,027,553

____________

*        The shares data is presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

PAPA MEDICAL Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in US dollars (“$”))

	For the years ended December 31,
	2025	2024
Cash flows from operating activities:
Net income	$1,048,421	$861,970
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	809,858	494,830
Amortization of right-of-use assets	968,873	791,882
Loss on disposal of property, plant and equipment	54,653	—
Impairment of property, plant and equipment	—	87,392
Gain on derecognition of ROU assets	(77,060)	—
Allowance for expected credit loss	28,326	30,148
Allowance for stock obsolescence of inventories	346,890	(31,468)
Deferred income tax	(212,714)	(83,474)
Changes in operating assets and liabilities:
Accounts receivable, net	(82,007)	111,139
Inventories, net	794,891	(3,969,964)
Prepayments and other current assets, net	663,590	(471,971)
Accounts payable	(1,533,512)	2,479,185
Operating lease liabilities	(554,447)	(761,074)
Income taxes payable	2,718	(976,227)
Amounts due to related parties	(2,799,191)	(760,985)
Other non-current assets	—	(17,010)
Advance from customers	(2,171,532)	3,107,014
Accrued expenses and other current liabilities	(96,528)	953,839
Net cash (used in)/provided by operating activities	(2,808,771)	1,845,226

Cash flows from investing activities:
Purchase of property and equipment	(533,282)	(332,005)
Payment for the acquisition of subsidiary	—	(190,000)
Cash used in investing activities	(533,282)	(522,005)

Cash flows from financing activities:
Deferred offering cost	(237,000)	(694,987)
Capital contribution	—	2,000
Net cash used in financing activities	(237,000)	(692,987)

Net (decrease)/increase in cash and cash equivalents	(3,579,053)	630,234
Cash and cash equivalents, beginning of year	4,749,842	4,119,608
Cash and cash equivalents, end of year	$1,170,789	$4,749,842

Supplemental disclosure of cash flows information:
Income taxes paid	$158,400	$1,146,049
Supplemental disclosure of non-cash information:
Payment netting for purchase of property and equipment	$28,344	$1,014,748
Right-of-use assets obtained in exchange for new operating lease liabilities	—	1,735,118

The accompanying notes are an integral part of these consolidated financial statements.

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

1.      Organizations and principal activities

(a) Nature of operations and principal activities

PAPA Medical Inc. (the “Company”) was incorporated under the laws of the State of Delaware on January 11, 2024, with authorized capital stock consisting of 160,000,000 shares, comprised of: (i) 150,000,000 shares of common stock, par value $0.0001 per share, of which 137,634,560 shares are designated as Class A common stock and 12,365,440 shares are designated as Class B common stock; and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share. As of the incorporation date, 20,000,000 shares of common stock were issued and outstanding. The Company conducts its primary operations through its wholly owned subsidiary, PAPA Health Inc. (“PAPA Health”, formerly known as “Cannapresso Health Inc.”) incorporated on January 31, 2018 in the State of California. The Company through its subsidiaries (collectively referred to hereinafter as the “Group”), is principally engaged in the research and development, design, commercialization, sales, marketing and distribution of branded e-cigarettes and Hemp cannabinoid E-vapors.

(b) Reorganization

In preparation for its initial public offering (“IPO”) in the United States, the following transaction was undertaken to reorganize the legal structure of PAPA Health. The Company was incorporated in connection with a group reorganization (the “Reorganization”) of PAPA Health.

On April 15, 2024, the Company acquired 10,000,000 shares of PAPA Health representing 100% of the equity interest with an aggregate purchase price of $190,000 from Shenzhen LFS Nebulizer Medical Co., Ltd (“Shenzhen LFS”), a related party directly controlled by Mr. Jian Hua, the principal shareholder of the Company. The Company has accounted for the Reorganization as transaction between entities with common ownership, which is akin to a reorganization of entities under common control. As all the entities involved in the process of the Reorganization are under common ownership of the Company’s shareholders before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.

Details of the subsidiaries of the Company are set out below.

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal Activities
PAPA Medical Inc. (the “Company”)	January 11, 2024	Delaware	Parent Company	Holding Company
Subsidiaries:
PAPA Health Inc. (“PAPA Health”)	January 31, 2018	California	100%	Research and development, production and sales
Cannapresso LAB Inc.	February 13, 2024	California	100%	Research and development, production and sales
DEUS LAB INC.	May 25, 2024	California	100%	Research and development, production and sales

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

1.      Organizations and principal activities (cont.)

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal Activities
QIK. INC.	May 25, 2024	California	100%	Research and development, production and sales
AirICU INC	February 10, 2025	California	100%	Research and development, production and sales of medical nebulizers

2.      Summary of principal accounting policies

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b) Emerging growth company

The Group is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Group has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Group, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Group’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

(c) Principles of consolidation

The financial statements presented herein represent the consolidated financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

2.      Summary of principal accounting policies (cont.)

(d) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Group continually evaluates its estimates, including, but not limited to, those related to the allowance for expected credit loss for uncollectible accounts receivable and other receivable, slow moving of inventories, recoverability and useful lives of long-lived assets, and valuation allowance for deferred tax assets. The Group bases its estimates on historical experience and on various other assumptions that it believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to the Group’s reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

(e) Fair value of financial instruments

The Company and its wholly owned subsidiaries adopted the guidance of ASC 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

•        Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

•        Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

•        Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets of cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued expenses and other current liabilities, approximate their fair value based on the short-term maturity of these instruments. The Group did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024.

(f) Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(g) Accounts receivable, net

Accounts receivables include trade accounts due from customers. The Group maintains an allowance for credit losses which reflects its best estimate of amounts that potentially will not be collected. The Group determines the allowance for credit losses taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Group to measure and recognize expected credit losses for

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

2.      Summary of principal accounting policies (cont.)

financial assets held and not accounted for at fair value through net income. The Group adopted this guidance effective January 1, 2022. The Group makes specific expected credit loss provisions based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections and future economic conditions (extend data and macroeconomic factors). Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2025 and 2024, the Group had an allowance for expected credit loss of US$45,058 and US$301,48, respectively.

(h) Inventories

Inventories of the Group consist of raw materials, finished goods, goods in transit and work in progress. Inventories are stated at the lower of cost or net realizable value on a weighted average basis. Inventory costs include expenses that are directly or indirectly incurred in the purchase, including shipping and handling costs charged to the Group by suppliers, and production of manufactured product for sale, such as include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labor. Cost is determined using the weighted average method. The Group assesses the valuation of inventory and periodically writes down and writes off the value for estimated excess and obsolete inventory based upon the product life cycle.

(i) Property, plant and equipment

Property, plant and equipment are recorded at cost net of accumulated depreciation and impairment losses. Gains and losses on disposal of property, plant and equipment are included in other income, net. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expenses as incurred. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method over the useful lives of the assets as follows:
Category	Estimated useful lives
Leasehold improvements	Over the shorter of the lease term or the estimated useful lives
Production equipment	2 – 10 years
Office furniture	3 – 10 years
Electronic equipment	3 – 5 years
Motor vehicles	3 years
Research and Development Equipment	3 – 10 years

Construction in progress represents property, plant and equipment under construction and is stated at cost. Cost includes the costs of installation, equipment, materials and direct overhead. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and ready for intended use. When the assets are placed into service, the costs are transferred to property, plant and equipment and depreciated over their estimated useful lives.

(j) Deferred offering costs

In accordance with ASC 340-10-S99-1 and SEC Accounting Bulletin Topic 5A, specific incremental costs incurred by the Group directly attributable to a proposed initial public offering have been deferred and will be charged against the gross proceeds of the offering. These offering costs include fees paid to underwriters, attorney, financial consultants as well as printers and other third parties directly related to the offering. Costs such as management salaries or other general administrative expenses that are not incremental to the offering are not included in the deferred

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

2.      Summary of principal accounting policies (cont.)

costs. If the proposed initial public offering is no longer probable of occurring, the deferred costs will be expensed at that time. The balance of deferred offering costs recognized as at the year ended December 31, 2025 and 2024 were US$1,282,960 and US$1,060,960, respectively.

(k) Leases

On January 1, 2022, the Group adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840. The Group elected to apply practical expedients permitted under the transition method that allow them to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease.

Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group consider only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of December 31, 2025 and 2024.

(l) Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, plant and equipment and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact on the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flow expected to be generated by the assets, when the market prices are not readily available. As of December 31, 2024, the impairment losses on fixed assets were $87,392. As of December 31, 2025, no impairment indicators were identified.

(m) Revenue recognition

Under ASC606, Revenue from Contracts with Customers, the Group recognizes revenue when a customer obtains control of promised goods or services and recognizes in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

The Group recognized revenue according to the following 5-step revenue recognition criteria based on ASC 606: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price; 5) recognize revenue when or as the entity satisfies a performance obligation. The adoption of ASC 606 did not significantly change (1) the timing and pattern of revenue recognition for all of the revenue streams, and (2) the presentation of revenue as gross versus net.

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

2.      Summary of principal accounting policies (cont.)

The Group generates revenues primarily from sales of branded Consuming E-vapors and Hemp cannabinoid E-vapors. In addition, the Group also generates other revenues from sales of e-liquid materials to customers. The following table presents the Group’s revenues disaggregated by revenue sources for the years ended December 31, 2025 and 2024:

	For the years ended December 31,
	2025		2024
	US$	%	US$	%
Disaggregation of revenues
Hemp Cannabinoid E-vapors	41,878,632	83.3	31,423,750	83.3
Medical nebulizers	3,254,837	6.5	2,595,381	6.9
Candy sales online	2,019,417	4.0	1,121,361	3.0
Related party sales of raw materials	1,667,881	3.3	12,621	0.1
Consuming E-vapors	1,112,690	2.2	2,298,232	6.0
Third-party sales of raw materials	61,862	0.1	57,972	0.1
Others	276,239	0.6	209,953	0.6
Total revenues	50,271,558	100.0	37,719,270	100.0

The Group recognizes revenues at a point in time when control of the products is transferred to the customers, generally occurs upon delivery according to the terms of the underlying contracts. The Group’s standalone selling prices are based on the prices charged to customers for the single performance obligation which is transfer of control of products upon delivery to the customers. The Group’s general terms and conditions for its contracts contain a right of return that allows the customer to return products and receive a credit if there are any product quality issued. Given minimal customer returns historically, the Group did not reserve for sales returns as of December 31, 2025 and 2024.

For the Group’s candy online sales, the Group determines the end customers of e-commence platform (as opposed to platform) are our customers according to ASC 606-10-55-39. The Group takes control of the products and is responsible for selling and fulfilling all obligations according to its sales contracts with end customers, including delivering products and providing customer support after sales. The revenue for candy online sales is recognized on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified candy products to the end customers. According to the sales contracts with end customers, the customer does not have the right to return products without any quality issue after receipt of goods.

(n) Contract Liabilities

Generally, the Group collects the considerations in advance. The contract liabilities primarily are related to unsatisfied performance obligations when payment has been received from customers before satisfying the corresponding performance obligation. As of December 31, 2025 and 2024, the balance of contract liabilities is US$2,778,185 and US$4,949,717, respectively. Approximately 100% of the balance as of December 31, 2024 has been recognized as revenue as of the date of this report. The Group expects to recognize the balance as of December 31, 2025 as revenue within the next 12 months.

(o) Cost of revenues

Cost of revenues includes the manufacturing cost of Consuming E-vapors and Hemp cannabinoid E-vapors, which primarily consists of direct material costs, salaries and benefits for staff engaged in production activities and related expenses which are directly attributable to the production of products.

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

2.      Summary of principal accounting policies (cont.)

(p) Selling and marketing expenses

Selling and marketing expenses consist primarily of (i) compensation to selling personnel, including the salaries, performance-based bonus, and other benefits; (ii) service fee related to the selling and marketing function; (iii) advertising, marketing and brand promotion expenses; and (iv) other expenses in relation to the selling and marketing activities.

(q) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions, and those not specifically dedicated to research and development activities, such as depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

(r) Research and development expenses

Research and development expenses consist primarily of personnel-related costs directly associated with research and development organization. The Group’s research and development expenses are related to enhancing and developing E-vapors technology for its existing products and new product development. The Group expenses research and development costs as incurred.

(s) Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Group’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Group, or (iv) anyone who can significantly influence the financial and operating decisions of the Group. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

(t) Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of income and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group consider positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

2.      Summary of principal accounting policies (cont.)

during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group considers possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

Uncertain tax positions

The Group applies the provisions of ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The benefit of a tax position is recognized if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period which the change occurs.

(u) Segment Reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the United States, no geographical segments are presented.

(v) Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted-average common shares outstanding for the period. Diluted earnings per share reflects the dilution which could occur if equity-based awards are converted into common share equivalents as calculated using the treasury stock method. When inclusion of additional common share equivalents increases the earnings per share or reduces the loss per share, the effect on earnings per share is anti-dilutive, and the diluted net earnings or net loss per share is computed excluding these common share equivalents.

(w) Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

2.      Summary of principal accounting policies (cont.)

(x) Recently issued accounting pronouncements

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments — Credit Losses (Topic 326): This update introduces an additional simplified accounting alternative for current accounts receivable and contract assets. Entities may elect a practical expedient to assume that current conditions will not change for the remaining life of the asset when developing reasonable and supportable forecasts to estimate expected credit losses. Furthermore, entities other than public business entities that adopt this practical expedient may also elect an accounting policy to consider cash collections occurring after the balance sheet date but before the financial statements are issued when measuring expected credit losses. The amendments are effective for fiscal years beginning after December 15, 2025. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2024 and January 2025, the FASB issued ASU No. 2024-03 and ASU No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires public business entities to provide enhanced disaggregated disclosures of relevant expense captions in the notes to financial statements. This includes disaggregation based on several natural expense categories, such as purchases of inventory, employee compensation, depreciation, and amortization. It also requires disclosure of total selling expenses and their definition. ASU 2025-01 further clarifies the effective date for interim reporting under this update, preventing certain non-calendar-year-end entities from misapplying the adoption timeline. While this guidance does not change the numbers presented in the income statement, it will significantly increase the granularity of disclosures. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2026, with interim periods subject to a later effective date within that annual framework. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.      Concentration of risks

(a) Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivables.

As of December 31, 2025 and 2024, substantially all of the Group’s cash and cash equivalents were held by major financial institutions located in United States, which management believes are of high credit quality. Should any bank holding cash become insolvent, or if the Group is otherwise unable to withdraw funds, the Group would lose the cash with that bank; however, the Group has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In United States, a depositor has up to US$250,000 insured by the FDIC. As of December 31, 2025 and 2024, US$301,457 and US$3,532,221 of the Group’s cash and cash equivalents held by financial institutions were uninsured, respectively.

For the credit risk related to accounts receivable, the Group performs ongoing credit evaluations of its customers. The Group establishes a provision for expected credit loss based upon estimates, factors surrounding the credit risk of specific customers and other information.

(b) Concentration of customers and suppliers

Major Customers

There were both two customers from whom revenues individually represent greater than 10% of the total revenues of the Group for the years ended December 31, 2025 and 2024, respectively. The total sales to these customers accounted for approximately 31.2% and 32.0% of total revenues for the years ended December 31, 2025, and 27.5% and 29.2% of total revenues for the years ended December 31, 2024.

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

3.      Concentration of risks (cont.)

As of December 31, 2025, no single customer balance exceeded 10% of total accounts receivable. In contrast, as of December 31, 2024, two customer balances individually exceeded 10% of the total, with specific concentrations of 12.2% and 11.1%.

Major Suppliers

There were three and two suppliers from whom purchases individually represent greater than 10% of the total purchases of the Group for the year ended December 31, 2025 and 2024, respectively. The total purchase from these suppliers accounted for approximately 14.2%, 11.1% and 10.5% of the Group’s total purchase for the year ended December 31, 2025, and 23.8% and 10.1% of the Group’s total purchase for the year ended December 31, 2024, respectively.

As of December 31, 2025, three third-party suppliers accounted for approximately 40.8%, 20.3%, and 19.9% of the Group’s total accounts payable, respectively. As of December 31, 2024, three suppliers accounted for approximately 40.8%, 21.5%, and 13.1%, respectively.

For the year ended December 31, 2025 and 2024, Shenzhen Feellife, a related party supplier individually represented 0.4% and 0.7% of the Group’s total cost of revenues, 22.5% and 28.4% of the Group’s total selling and marketing expenses, 3.9% and 7.9% of the Group’s total general and administrative expenses, and 35.4% and 49.0% of the Group’s total research and development expenses, respectively.

4.      Accounts receivable, net

Accounts receivable and the allowance for credit losses consist of the following:

	As of December 31,
	2025	2024
Accounts receivable	$315,091	$246,500
Less: allowance for credit losses	(45,058)	(30,148)
	$270,033	$216,352

As of December 31, 2024, the allowance for expected credit losses on accounts receivable was US$30,148. During the year ended December 31, 2025, the Group recognized a credit loss of US$13,416 for certain uncollectible accounts and wrote off the corresponding balances. At year-end, based on the outstanding accounts receivable and the expected credit loss model, an additional allowance of US$14,910 was recognized, resulting in a total allowance balance of US$45,058 as of December 31, 2025.

As of December 31, 2025, accounts receivable amounted to US$315,091. Subsequent to year end, through February 28, 2026, the Company collected US$277,320 of these outstanding receivables.

5.      Inventories

Inventories, consist of the following:

	As of December 31,
	2025	2024
Raw materials	$3,067,178	$2,233,878
Goods in transit	142,162	3,360,649
Work in progress	—	64,902
Finished goods	3,617,830	2,068,461
	6,827,170	7,727,890
Less: provision of stock obsolescence	(539,658)	(298,597)
	$6,287,512	$7,429,293

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

5.      Inventories (cont.)

Movement in the Provision of stock obsolescence was as follows:

	As of December 31,
	2025	2024
Opening balance	$(298,597)	(330,065)
Provision for the year	(346,890)	(123,342)
Write-offs	105,829	154,810
Closing balance	$(539,658)	(298,597)

As of December 31, 2025, the Group wrote off inventory of US$105,829 due to the disposal of slow-moving inventories and recognized additional Stock obsolescence of US$346,890. As of December 31, 2024, the Group wrote off inventory of US$154,810 due to the disposal of slow-moving inventories and recognized additional stock obsolescence of US$123,342.

6.      Prepayments and other current assets, net

Prepayments and other current assets, net consisted of the following:

	As of December 31,
	2025	2024
Advance to suppliers	$551,450	$869,049
Advance payment of income tax	61,576	329,629
Staff advances	176	640
Others	4,500	14,500
Less: allowance for expected credit losses	—	—
	$617,702	$1,213,818

7.      Property, plant and equipment, net

Property, plant and equipment consists of the following:

	As of December 31,
	2025	2024
Production equipment	$1,532,399	$1,905,670
Electronic equipment	42,024	44,539
Office furniture	90,157	73,494
Motor vehicles	26,287	23,891
Research and development equipment	123,135	107,660
Leasehold improvement	261,269	192,869
Construction in progress	114,219	—
	2,189,490	2,348,123
Less: accumulated depreciation	(1,075,881)	(709,668)
Less: impairment loss	—	(87,392)
Property, plant and equipment, net	$1,113,609	$1,551,063

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

7.      Property, plant and equipment, net (cont.)

For the year ended December 31, 2025, the Group recorded depreciation expenses of US$809,859, which were recorded of US$601,054 as cost of revenues, and US$188,645 as general and administrative expenses, and US$20,160 as Research and Development expenses, respectively.

For the year ended December 31, 2025, the Group disposed of property, plant and equipment with an original cost of US$284,385 and accumulated depreciation of US$142,340, resulting in a gross loss disposal of US$142,045. An impairment loss of US$87,392 on these assets was written off, ultimately giving rise to a net loss on disposal of fixed assets of US$54,653.

For the year ended December 31, 2024, the Group recorded depreciation expenses of US$494,830, which were recorded of US$439,229 as cost of revenues, and US$45,980 as general and administrative expenses, and US$9,621 as Research and Development expenses, respectively. In addition, the Group recognized an impairment loss of US$87,392 on property, plant and equipment.

8.      Lease

The Group lease office and warehouse space from third parties and a workshop from Cpresso, LLC, a related party of the Group. The Group does not have any finance lease for the years ended December 31, 2025 and 2024. Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Group’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make lease payments. Total lease payments for the years ended December 31, 2025 and 2024 were US$639,097 and US$761,074, respectively.

For the fiscal years ended December 31, 2025 and 2024, the Group incurred operating lease expense of US$1,053,523 and US$791,882, respectively. The operating lease expenses were charged to cost of sales and general and administrative expenses.

A summary of supplemental information related to operating leases as of December 31, 2025 and 2024 is as follows:

	As of December 31,
	2025	2024
Right-of-use assets	$938,100	$2,660,535
Operating lease liabilities, current	$(1,262,994)	$(1,041,197)
Operating lease liabilities, non-current	$—	$(1,623,876)
Weighted average remaining lease terms	1 year	3.4 years
Weighted average discount rate	4.67%	5.24%

The future lease payments as of December 31, 2025 were as follows:

As of December 31, 2025
FY2026	1,283,044
Total lease payment	1,283,044
less: imputed interest	(20,050)
Total lease liabilities	$1,262,994

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

9.      Other non-current assets

The Group’s other non-current assets comprised of the following:

	As of December 31,
	2025	2024
Rental deposit(i)	$246,240	$263,250
	$246,240	$263,250

____________

(i)      On November 13, 2023, PAPA Health entered into a three-year warehouse lease agreement with a third-party, The Mugica Descendants Trust, pursuant to which PAPA Health was entitled to lease a warehouse space with a rental deposit of US$246,240 for business operation purposes. This operating lease has been resulted in ROU assets and lease liabilities which were disclosed in Note 7 Lease.

          On March 6, 2024, PAPA Health entered into a five-year warehouse lease agreement with a third party, Monte Street Properties LLC. This agreement was terminated on May 31, 2025, due to the Group’s business adjustments, and the US$17,010 security deposit under the lease was applied toward offsetting a portion of the rent.

10.    Accrued expenses and other current liabilities

The Group’s accrued expenses and other current liabilities comprised of the following:

	As of December 31,
	2025	2024
Payroll payable	229,253	145,358
Payable to professionals	238,500	389,000
Freight payable	739,508	795,246
Other suppliers payable	35,275	—
Others	9,877	19,337
	$1,252,413	$1,348,941

11.    Related parties’ transactions

The Group had the following balances with related parties consisted of the following:

Names of the related parties	Relationship with the Company
Shenzhen Fanhuo Life Science Co., Ltd (“Shenzhen Feellife”)	Affiliate directly controlled by Principal shareholder of the Company
Shenzhen LFS Nebulizer Medical Co., Ltd. (“Shenzhen LFS”)	Affiliate directly controlled by Principal shareholder of the Company
Feel Life Co., Ltd (“Feel Life”)	Affiliate controlled by Shenzhen LFS
Cpresso, LLC (“Cpresso”)	Controlled by close family members of the Group’s CEO
FGP Group Inc. (“FGP”)	Controlled by close family members of the Group’s CEO
Vplus Health Inc. (“Vplus”)	Controlled by close family members of the Group’s CEO
Hooloo Lab Inc. (“Hooloo”)	Controlled by close family members of the Group’s CEO
FL MEDICAL LTD (“FL MEDICAL”)	Controlled by CEO of the Group
FL GLOBE LTD (“FL GLOBE”)	Controlled by CEO of the Group
Joincare Healthcare Technology Ltd (“Joincare”)	Controlled by FL MEDICAL
IOTA.INC (“IOTA”)	Controlled by CEO of the Group
FEELLIFE HOLDING LTD (“FEELLIFE HOLDING”)	Controlled by FL MEDICAL
Shenzhen LFS Medical Co., Ltd. (“Shenzhen LFSM”)	Affiliate directly controlled by Principal shareholder of the Company
Mr. Jian Hua	Chief Executive Officer and Director

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

11.    Related parties’ transactions (cont.)

(a) Amounts due from a related party

	As of December 31,
	2025	2024
Cpresso, LLC(i)	$11,000	$11,000

____________

(i)      Amounts due from Cpresso, LLC was rental deposit.

(b) Amounts due to related parties

	As of December 31,
	2025	2024
Shenzhen Feellife(1)(2)	$2,026,444	$4,826,976
Mr. Jian Hua(3)	1,341	—
	$2,027,785	$4,826,976

____________

(1)      Shenzhen Feellife (Party A), Shenzhen LF (Party B), and PAPA HEALTH Inc (Party C) have entered into an irrevocable debt transfer agreement dated April 1, 2024, titled the “Agreement for Assignment of Debts and Claims.” Party B includes its related parties. The agreement stipulates that all claims and debts owed by or to Party C incurred by Party B and its related parties during the period from January 1, 2024, to December 31, 2025, are transferred to Party A.

(2)      As of December 31, 2025 and December 31, 2024, amounts due to Shenzhen Feellife included payables for the purchase of consumable Hemp cannabinoid E-vapors, packaging materials, and mold equipment from Shenzhen Feellife. Additionally, based on the Debit Waiver Agreement dated April 1, 2024, the Group transferred to Shenzhen Feellife net amounts due from related parties as follows: $3,179,794 for the year ended December 31, 2025, from thirteen related parties, namely FGP, Cpresso, Vplus, Shenzhen LFS, Feel Life, Hooloo, FL MEDICAL, FL GLOBE, Joincare, IOTA, FEELLIFE HOLDING, Feellife Health, and Shenzhen LFSM; and $374,951 for the year ended December 31, 2024, from eleven related parties, namely FGP, Cpresso, Vplus, Shenzhen LFS, Feel Life, Hooloo, FL MEDICAL, FL GLOBE, Joincare, LIFE SCIENCE, and FEELLIFE HOLDING:

(i)      As of December 31, 2025 and December 31, 2024, amounts due from FGP of nil and $1,150 were transferred to Shenzhen Feellife by the Group, respectively. There was no material transaction occurred between FGP and the Company for the year ended December 31,2025 and December 31,2024.

(ii)     As of December 31, 2025 and December 31, 2024, amounts due from Cpresso of nil and $44,981. There was no material transaction between Cpresso and the Company for the year ended December 31, 2025 and for the year ended December 31, 2024.

(iii)    As of December 31, 2025 and December 31, 2024, amounts due form Vplus of $169,354 and $7,811 were transferred from Vplus to Shenzhen Feellife by the Group, respectively.

As of December 31, 2025, transferred trade receivables amounting to $1,133,824 due from Vplus to Shenzhen Feellife, by the Group. There was no material transaction between Vplus and the Company for the year ended December 31, 2024.

(iv)    As of December 31, 2025 and December 31, 2024, non-trade amounts due from Shenzhen LFS of $198,795 and $1,359,494 were transferred to Shenzhen Feellife by the Group, respectively.

As of December 31, 2025 and December 31, 2024, transferred trade receivables amounting to $1,371,340 due from Shenzhen LFS and trade payables amounting to $1,164,895 due to Shenzhen LFS to Shenzhen Feellife, by the Group, respectively.

For the ended December 31, 2025, there was a total of advance collection of $113,202 by Shenzhen LFS on behalf of the Group for product sales of the Group. For the year ended December 31, 2024, there was a total of advance collection of $1,390,714 by Shenzhen LFS on behalf of the Group for product sales of the Group.

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

11.    Related parties’ transactions (cont.)

(v)      As of December 31, 2025 and December 31, 2024, amounts due from Feel Life of nil and $96,650 were transferred to Shenzhen Feellife by the Company, respectively. For the year ended December 31, 2024, the Group has a total amount of $117,650 for daily funds advance payment by the Group for Feel Life’s business operation purpose. There was no material transaction occurred between Feel Life and the Company for the year ended December 31, 2025.

(vi)    As of December 31, 2025, amounts due from Hooloo of $8,526 were transferred to Shenzhen Feellife by the Company. As of December 31, 2024, amounts due from Hooloo of $21,950 is transferred to Shenzhen Feellife by the Company. There was no material transaction occurred between Hooloo and the Company for the year ended December 31, 2025 and for the year ended December 31, 2024.

(vii)   As of December 31, 2025 and December 31, 2024, amounts due from FL MEDICAL of $2,650 and $950 were transferred to Shenzhen Feellife by the Group, respectively. There was no material transaction occurred between Fl Medical and the Company for the year ended December 31, 2025 and for the year ended December 31, 2024.

(viii)  As of December 31, 2025, and December 31, 2024, amounts due from FL Globe of $2,650 and $950 were transferred to Shenzhen Feellife by the Company. There was no material transaction occurred between Fl Globe and the Company for the year ended December 31, 2025 and for the year ended December 31, 2024.

(ix)    As of December 31, 2025 and December 31, 2024, amounts due from Joincare of $2,650 and $950 were transferred to Shenzhen Feellife by the Company. There was no material transaction occurred between Joincare and the Company for the year ended December 31, 2025 and for the year ended December 31, 2024.

(x)      As of December 31, 2025 and December 31, 2024, amounts due from IOTA of $226,118 and $1,310 were transferred to Shenzhen Feellife by the Group, respectively. There was no material transaction occurred between IOTA and the Group for the year ended December 31, 2025 and for the year ended December 31, 2024.

As of December 31, 2025, transferred trade receivables amounting to $29,768 due from IOTA to Shenzhen Feellife, by the Group. There was no material transaction between Vplus and the Company for the year ended December 31, 2025 and for the year ended December 31, 2024.

(xi)    As of December 31, 2025, and December 31, 2024, amounts due from FEELLIFE HOLDING of $4,050 and $3,650 were transferred to Shenzhen Feellife by the Group, respectively. There was no material transaction occurred between FEELLIFE HOLDING and the Group for the year ended December 31, 2025 and for the year ended December 31, 2024.

(xii)   As of December 31, 2025, amounts due from FEELLIFE HEALTH of $1,000 was transferred to Shenzhen Feellife by the Group. No such transfer occurred during the year ended December 31, 2024. There was no material transaction occurred between FEELLIFE HEALTH and the Group for the year ended December 31, 2025.

(xiii)  As of December 31, 2025, amounts due from Shenzhen LFSM of $29,069 was transferred to Shenzhen Feellife by the Group. No such transfer occurred during the year ended December 31, 2024. There was no material transaction occurred between Shenzhen LFSM and the Group for the year ended December 31, 2025.

(3)      As of December 31, 2025 and December 31,2024, amounts due to Mr. Jian Hua of $1,341 and nil, respectively representing reimbursements for office expenses. There was no material transaction occurred between Mr. Jian Hua and the Group for the year ended December 31, 2025 and for the year ended December 31, 2024.

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

11.    Related parties’ transactions (cont.)

(c) Related parties’ transaction

	For the years ended December 31,
	2025	2024
Revenue generated from related parties
Vplus	$1,633,824	$—
IOTA	29,768	—
Shenzhen Feellife	4,289	12,621
	$1,667,881	$12,621

Purchase from related parties
Shenzhen Feellife	$2,709,567	$4,186,353
	$2,709,567	$4,186,353

Service expenses
Shenzhen Feellife(i)	$2,229,432	$2,240,245
	$2,229,432	$2,240,245

Rental expenses
Cpresso, LLC	$453,000	$96,000
	$453,000	$96,000

____________

(i)      On January 1, 2022, PAPA Health entered into a four-year business process outsourcing service agreement (“the Agreement”) with Shenzhen Feellife, pursuant to which Shenzhen Feellife was entitled to provide the business process outsourcing services including but not limited to product technology research and development, marketing, production management, etc. for PAPA Health’s business operation purpose. Pursuant to the Agreement, the service expense is calculated based on the actual salary, social security and other labor cost incurred by the staff arranged by Shenzhen Feellife and confirmed by PAPA Health, and the payment is settled quarterly by PAPA Health.

(d) Related parties’ non-trade transaction

	For the year ended December 31, 2025
	Fund advance	Repayment	Net amounts
Financial dealings
Vplus(ii)	$169,354	$—	$169,354
Shenzhen LFS(ii)	324,227	125,432	198,795
HOOLOO(ii)	8,580	54	8,526
FL Medical(ii)	2,650	—	2,650
FL Globe(ii)	2,650	—	2,650
Joincare(ii)	2,650	—	2,650
IOTA(ii)	235,136	9,018	226,118
FEELLIFE HOLDING(ii)	4,050	—	4,050
FEELLIFE HEALTH(ii)	1,000	—	1,000
Shenzhen LFSM(ii)	29,069	—	29,069
Mr. Jian Hua	997	2,338	(1,341)
Ms. Hua Yao	105	105	—
	$780,468	$136,947	643,521

____________

(ii)     The aforesaid claims and debts arose from ordinary business non-trade transactions with related parties. The transfer of the net amounts is irrevocable, unsecured, without fixed terms, and interest-free. The net amounts transferred are also irrevocable, unsecured, without fixed terms, and interest-free.

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

12.    Earnings per share

Basic and diluted earnings per share for the years presented were calculated as follows:

	For the years ended December 31,
	2025	2024
Numerator:
Net profit attributable to the Company’s shares of common stock shareholders	$1,048,421	$861,970

Denominator:
Weighted average number of shares of common stock outstanding used in calculating basic and diluted earnings per share	20,000,000	20,000,000

Basic and diluted earnings per share:	$0.05	$0.04

13.    Income taxes

The Federal statutory income tax rate and State income tax rate to the Group are as follows:

	For the years ended December 31,
	2025	2024
Federal statutory income tax rate	21.00%	21.00%
State income tax rate	8.84%	8.84%

The Federal statutory income tax rate to the effective income tax rate during the periods is as follows:

	For the years ended December 31,
	2025	2024
Federal statutory income tax rate	21.00%	21.00%
Under (over)-accrual of federal statutory tax rate	(7.82)%	(20.36)%
Non-deductible item	10.98%	16.33%
State income tax rate	8.84%	8.84%
Under (over)-accrual of state statutory tax rate	0.79%	(8.81)%
The net tax rates of temporary differences	(16.86)%	(8.90)%
Effective income tax rate	16.93%	8.10%
	For the years ended December 31,
	2025	2024
Current income tax expense	$426,453	$159,472
Deferred income tax credit	(212,714)	(83,474)
	$213,739	$75,998

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

13.    Income taxes (cont.)

The provision for income taxes for the years ended December 31, 2025 and 2024, was as follows:

	For the years ended December 31,
	2025	2024
Provision for income taxes:
Current
Federal	$301,976	$148,006
State	124,477	11,466
	426,453	159,472
Deferred
Federal	(194,785)	(72,682)
State	(17,929)	(10,792)
	(212,714)	(83,474)
Provision for income taxes:	$213,739	$75,998

The difference between the provision for income taxes and the amount computed by applying the federal statutory income tax rate to income before taxes for the years ended December 31, 2025 and 2024, was as follows:

	For the years ended December 31,
	2025	2024
Federal statutory tax	$265,054	$196,973
Under (over)-accrual of federal statutory tax expense in the prior year	(98,698)	(190,940)
Non-taxable item adjustment	138,539	153,123
State taxes	111,575	82,916
Under (over)-accrual of state statutory tax expense in the prior year	9,983	(82,600)
Other	(212,714)	(83,474)
Income tax expense	$213,739	$75,998

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at the enacted rates. The significant components of the Group’s deferred tax assets and liabilities on December 31, 2025 and 2024, were as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Capitalized research and development	$381,244	$225,286
Operating leases	353,432	745,784
Provision for expected credit loss	—	8,436
Impairment of fixed assets	—	24,455
Total deferred tax assets	734,676	1,003,961
Valuation allowance	—	—
Net deferred tax assets	$734,676	$1,003,961

Deferred tax liabilities:
Right-of-use assets	262,514	744,513
Total deferred tax liabilities	262,514	744,513
Deferred tax assets, net	472,162	259,448

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

13.    Income taxes (cont.)

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended December 31, 2025 and 2024.

14.    Shareholder’s equity

The Group was incorporated under the laws of Delaware on January 11, 2024. In accordance the Group’s amended and restated certificate of incorporation filed on September 23, 2024, the Group is authorized to issue 160,000,000 shares of capital stock consisting of 150,000,000 shares of common stock with a par value of US$0.0001 per share and 10,000,000 shares of preferred stock with a par value of US$0.0001 per share. The 150,000,000 shares of common stock are designated as Class A common stock and Class B common stock, of which the authorized number of Class A shares is 137,634,560 shares and the authorized number of Class B shares is 12,365,440 shares. Both Class A and Class B shares rank pari passu in the event of liquidation and entitlement to declared dividends. The two classes of shares differ in their voting rights. Each class A shares of common stock is entitled to one vote per share, while the class B shares of common stock are entitled to five votes for each share.

As of both December 31, 2025 and December 31, 2024, there were 7,634,560 Class A and 12,365,440 Class B shares of common stock issued and outstanding. No preferred shares have been issued. All share and per share amounts for the periods presented have been retroactively adjusted to reflect a share consolidation. All share capital has been fully paid.

15.    Commitments and Contingencies

(a) Capital expenditure commitments

The Group has no capital expenditure commitment as of December 31, 2025.

(b) Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on the Group’s consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2025, the Group is not a party to any material legal or administrative proceedings.

16.    Segment Reporting

The Company operates in a single operating segment and has one reportable segment, which includes all activities related to the discovery, development, and manufacturing of its product candidates. The determination of a single segment is consistent with the consolidated financial information regularly provided to the Company’s chief operating decision maker (“CODM”). The CODM uses consolidated net income for purpose of assessing performance, making operating decisions and allocating resources. The measurement of segment assets is reported on the balance sheet as total consolidated assets.

PAPA MEDICAL Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2025 AND 2024

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

16.    Segment Reporting (cont.)

The table below provides information about the Company’s segment:

	For the year ended December 31,
	2025	2024
Segment revenues:	$50,271,558	$37,719,270
Operating expenses:
Cost of goods sold	(38,418,852)	(28,309,509)
Online platform fees	(4,106,080)	(3,182,658)
Professional services	(3,234,870)	(2,622,118)
Salaries and benefits	(1,131,454)	(877,882)
Freight expenses	(471,002)	(195,294)
Rent or lease expense	(325,383)	(731,858)
Depreciation and amortization expenses	(308,676)	(91,424)
Material consumption expenses	(283,525)	(151,022)
Exhibition expenses	(215,035)	(261,183)
Office expense	(197,551)	(81,110)
Expenses of taxation	(110,046)	(9,640)
Other operating expenses	(181,951)	(170,482)
Total operating expenses	(48,984,425)	(36,684,180)
Income from operations	1,287,133	1,035,090
Interest income/(expense), net	104,500	109,405
Other gain/(loss), net	(129,473)	(206,527)
Total other income/(loss), net	1,262,160	937,968
Income tax expenses	(213,739)	(75,998)
Segment net income/(Loss)	$1,048,421	$861,970

17.    Subsequent events

Any and all Company products that no longer satisfy the legal definition of Hemp as of November 12, 2026 (the “Future Excluded Products”) will be destroyed prior to November 12, 2026 to ensure compliance with applicable law.

We are currently offering Future Excluded Products to our customers, which is and will be legally permissible under the 2026 Federal Appropriations Bill until November 12, 2026. Upon its effectiveness on November 12, 2026, the 2026 Federal Appropriations Bill will prohibit the Company’s sale of Future Excluded Products. It will eliminate or materially limit a significant portion of the Company’s current business from sale of Future Excluded Products.

Revenues from sale of the Future Excluded Products accounted for 33.3% and 35.0% of the Company’s revenues from sale of Hemp for the year ended December 31, 2024 and the year ended December 31, 2025, respectively, and 27.7% and 29.2% of the Company’s total revenues for the year ended December 31, 2024 and the year ended December 31, 2025, respectively.

Management is currently evaluating the potential impact of this regulatory change on the Company’s future operations, financial position, and results of operations. The Company expects that this development will have a material adverse effect on its business commencing after November 12, 2026.

The Group evaluated all events that occurred up to March 19, 2026 and except as disclosed above, the Company has identified no other recognized or unrecognized subsequent events that would require adjustment to or disclosure in the accompanying consolidated financial statements.

PART II

Information Not Required In Prospectus

ITEM 13.  Other expenses of Issuance and Distribution.

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions and non-accountable expense allowance, which have incurred, or are expected to be incurred, in connection with the offer and sale of the common stock by us. With the exception of the SEC registration fee, the Nasdaq Capital Market listing fee and the Financial Industry Regulatory Authority filing fee, the amounts set forth below all amounts are estimates.

SEC registration fee(1)	US$	2,382
Nasdaq Capital Market listing fee		50,000
Financial Industry Regulatory Authority filing fee(2)		4,640
Printing and engraving expenses(3)		28,000
Legal fees and expenses(4)		772,873
Accounting fees and expenses(5)		553,250
Miscellaneous(6)		652,298
Total	US$	2,063,443

____________

Notes:

(1)      We have made the full payment of $2,382 of SEC registration fee.

(2)      We have made the full payment of $4,640 of Financial Industry Regulatory Authority filing fee.

(3)      We have made a payment of $14,000 of printing and engraving expenses.

(4)      We have made a payment of $700,097 of legal fees and expenses.

(5)      It was estimated as operating expenses, of which we have made a payment of $553,250.

(6)      It was estimated as operating expenses, of which we have made a payment of $527,298.

ITEM 14.  Indemnification of Directors and Officers.

The Company’s certificate of incorporation provides that to the fullest extent permitted by the Delaware statutory or decision law as it presently exists or may hereafter be amended, a director of the Company shall not be personally liable to the Company or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this provision of the certificate of incorporation shall have any adverse effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

The Company’s certificate of incorporation further provides that, to the fullest extent permitted by the Delaware statutory or decisional law as it presently exists or may hereafter be amended, the Company may indemnify any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that the person is or was a director of the Company or any predecessor of the Company, or serves or served at any other enterprise as a director at the request of the Company or any predecessor to the Company. No amendment to, or modification or repeal of, this provision of the certificate of incorporation shall adversely affect any right or protection of a director of the Company existing hereunder with respect to any act or omission occurring prior to such amendment, modification, or repeal.

Section 145 of the Delaware General Corporation Law gives the Company broad authority to indemnify our officers and directors. under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney’s fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being a director or officer if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15.  Recent Sales of Unregistered Securities.

In connection with the Company’s organization, the Company issued 20,000,000 shares of common stock to seven stockholders. Subsequently, 100% of the equity of PAPA HEALTH INC., a California corporation, which was a wholly owned subsidiary of Shenzhen LFS immediately prior to such transfer, was transferred to the Company on April 15, 2024. On September 23, 2024, the Company effectuated a recapitalization by (i) designating and reclassifying its authorized 150,000,000 shares of common stock into 137,634,560 shares of Class A common stock and 12,365,440 shares of Class B common stock, and (ii) creating a new class of stock designated Preferred Stock, par value $0.0001 per share, consisting of 10,000,000 authorized shares. In connection with the recapitalization, the Company consummated a share exchange (“Share Exchange”) with each of the seven original stockholders, pursuant to which one (1) of such stockholders transferred, delivered and surrendered to the Company its shares of common stock in exchange for 12,365,440 shares of Class B common stock, and the other six stockholders transferred, delivered and surrendered to the Company their respective shares of common stock in exchange for a total of 7,634,560 shares of Class A common stock. Assuming the accuracy of the representations of the parties to such transfer and subject to the filings pursuant to applicable securities laws, the issuance by the Company of the 20,000,000 shares of common stock and the issuance of 12,365,440 shares of Class B common stock and 7,634,560 shares of Class A common stock as a result of the Share Exchange were exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering.

ITEM 16.  Exhibits and Financial Statement Schedules.

(a)     Exhibits

Reference is made to the Exhibit Index following the signature pages hereto, which Exhibit Index is hereby incorporated into this Item.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 17.  UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)    That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Exhibit Index

Exhibit Number	Description of Document
1.1	Form of underwriting agreement
3.1+	Amended and Restated Certificate of Incorporation of Papa Medical Inc.
3.2+	Amended and Restated Bylaws of Papa Medical Inc.
4.1+	Form of Class A Common Stock certificate
5.1	Opinion of Loeb & Loeb LLP as to the legality of the securities being registered
10.1+	Form of Officer Employment Agreement
10.2+	Employment agreement dated January 11, 2024, between the Company and Jian Hua
10.3+	Employment agreement dated May 17, 2024, between the Company and Hua Yao
10.4+	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.5+	Independent director service agreement with Joel Adalberto Gallo
10.6+	Independent director service agreement with Douglas Bruce Noyes
10.7+	Independent director service agreement with Peter Shihkai Su
10.8+	Independent director service agreement with James Jiayuan Tong
10.9+	Business Process Outsourcing Service Agreement between the Company and Feellife Health Inc.
10.10+	Debit Waiver Agreement between the Company and Shenzhen LFS dated April 1, 2024
10.11+	Form of Purchase Agreement (for PRC suppliers)
10.12+	Form of Purchase Agreement (for US supplier)
10.13+	Form of Sales Agreement
16.1	Letter from OneStop Assurance PAC, Independent Registered Public Accounting Firm
21.1+	Subsidiaries of the Company
23.1	Consent of OneStop Assurance PAC, Independent Registered Public Accounting Firm
23.2	Consent of Tang Qian & Associates, PLLC, Independent Registered Public Accounting Firm
23.3	Consent of Loeb & Loeb LLP (included as part of Exhibit 5.1 hereto)
24.1+	Power of Attorney (included on signature page)
99.1+	Code of Business Conduct and Ethics of the Registrant
99.2+	Consent of Joel Adalberto Gallo
99.3+	Consent of Douglas Bruce Noyes
99.4+	Consent of Peter Shihkai Su
99.5+	Consent of James Jiayuan Tong
99.6+	Consent of Frost & Sullivan Limited
99.7+	Consent of DeHeng Law Offices (Shenzhen)
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107	Filing Fee Table

____________

*        To be filed by amendment

+        Previously filed

signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in City of Industry, California, on March 19, 2026.

Papa Medical Inc.
By:	/s/ Jian Hua
Name:	Jian Hua
Title:	Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jian Hua	CEO and Director	March 19, 2026
Name: Jian Hua	(principal executive officer)
*	CFO	March 19, 2026
Name: Hua Yao	(principal financial and accounting officer)
*	Director	March 19, 2026
Name: Lina Song
*	Director	March 19, 2026
Name: Fei Xu
*By:	/s/ Jian Hua
Name:	Jian Hua
Title:	Attorney-in-fact